As filed with the Securities and Exchange Commission on July 20, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE U.S. SECURITIES ACT OF 1933

ACTIONS SEMICONDUCTOR CO., LTD.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	3674	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

15-1, No. 1 HIT Road

Tangjia, Zhuhai

Guangdong

The People’s Republic of China

(86-756) 339-2353

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, NY 10011

(212) 894-8940

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen Peepels, Esq. Jones Day 31/F, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong (852) 2526-6895	Jon L Christianson Skadden, Arps, Slate, Meagher & Flom 42/F, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong (852) 3740-4700

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the U.S. Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)		Proposed Maximum Aggregate Offering Price(1)(2)		Amount of Registration Fee
Ordinary Shares, par value US$0.000001 per share(3)	82,800,000	US$	1.48	US$	122,544,000	US$	13,112

(1)	Includes an aggregate of 10,800,000 ordinary shares that the underwriters have the option to purchase to cover over-allotments, if any. Also includes shares initially offered and sold outside of the United States that may be resold from time to time in the United States. These ordinary shares are not being registered for the purpose of sales outside the United States.
(2)	Estimated solely for the purpose of computing the amount of the registration fee. The estimate is made pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based on $8.87, which is based on the average of the high and low sales prices of the Registrant’s American depository shares, as reported by the Nasdaq National Market on July 19, 2006.
(3)	American depositary shares evidenced by American depositary receipts issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (File no 333-129375). Each American depositary share represents six ordinary shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the U.S. Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Prospectus (subject to Completion)

Issued July     , 2006

12,000,000 American Depositary Shares

Actions Semiconductor Co., Ltd.

(incorporated in the Cayman Islands)

REPRESENTING 72,000,000 ORDINARY SHARES

The selling shareholders identified in this prospectus are offering 12,000,000 American Depositary Shares, or ADSs. Each ADS represents six ordinary shares. The ADSs will be evidenced by American Depositary Receipts, or ADRs. We will not receive any of the proceeds from this offering.

Actions Semiconductor Co., Ltd.’s ADSs are quoted on the Nasdaq National Market under the symbol “ACTS”. On July 19, 2006, the reported last sale price of the ADSs was US$8.93 per ADS.

Investing in the ADSs involves risks. See “ Risk Factors” beginning on page 10.

PRICE $             AN ADS

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Shareholders
Per ADS	US$	US$	US$
Total	US$	US$	US$

The selling shareholders have granted the underwriters the right to purchase up to an additional 1,800,000 ADSs to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on             , 2006.

MORGAN STANLEY	CITIGROUP

PIPER JAFFRAY

July      , 2006

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell ADSs and seeking offers to buy ADSs, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs. In this prospectus, the “Company,” “we,” “us,” and “our” refer to Actions Semiconductor Co., Ltd.

Until             , 2006, all dealers that buy, sell or trade shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

Actions Semiconductor Co., Ltd.

You should read this entire document, including the “Risk Factors” and “Forward-Looking Statements” sections, and our consolidated financial statements and the notes to those statements appearing elsewhere in this document. Unless otherwise indicated, information contained in this document assumes that the underwriters will not exercise their option to purchase additional ADSs in this offering. In addition, references to “China” or “PRC” are to the People’s Republic of China, and references to “provinces” of China are to the provinces and autonomous regions of China. All references to “RMB” or “Renminbi” are to the legal currency of China, and all references to “U.S. dollars” or “US$” are to the legal currency of the United States of America.

Our Business

We are a fabless semiconductor company that designs, develops and markets integrated platform solutions, including system-on-a-chip, or SoC, firmware, software development tools and reference designs, for manufacturers of portable media players. According to the China Semiconductor Industry Association, we are the largest fabless semiconductor company in China, with revenues and net income of US$149.6 million and US$73.6 million in 2005. According to iSuppli Corporation, a market research firm, we are one of the world’s largest providers of SoC products and platform solutions for the development and manufacture of portable media players by units shipped, with an estimated 36.5% share of the global market in 2005.

Portable media player manufacturers, brand owners and value-added distributors often rely on SoC platform providers such as ourselves to provide integrated platform solutions that enable them to accelerate the time-to-market for their products. The following features enable our customers to rapidly bring portable media players to market with a minimum level of technology investment:

•	Our integrated platform solutions, which comprise SoCs, firmware, software development tools and reference designs, obviate the need for our customers to invest in costly and time-consuming internal firmware and software development for their products, or to source them from multiple suppliers.

•	Our network of third-party value-added distributors and applications developers enable our customers to quickly introduce products with differentiated features and to cost-effectively customize our solutions.

•	Our mixed-signal design capabilities allow us to integrate analog and digital components using a compact system architecture in our portable media player SoCs, and enable our customers to reduce their overall costs and produce smaller, more power-efficient portable products.

•	Our proximity to China-based portable media player manufacturers and presence in the rapidly evolving Asia market for portable media players enable us to better identify market trends and align our product development efforts with these market trends.

We believe that our integrated platform solution approach provides a high level of value for our customers and creates a successful business model for us. We believe that in 2005 and the three months ended March 31, 2006, we were among the most profitable fabless semiconductor companies listed on a United States stock exchange, as measured by operating margin. In the three months ended March 31, 2006, we had gross margin and operating margin of 54.8% and 42.7%, respectively. We seek to extend our market leadership in SoC products and platform solutions for the development of portable media players through investing in technology leadership, extending our network of independent software developers and value-added distributors, incorporating high-end features into products for the mass-market, and improving the functionality-to-price ratio of our products.

Industry Background

Portable media players are battery-powered, portable consumer electronic devices that capture, store and play digital media files such as compressed audio, image and video files. Portable media players use a wide range of industry audio compression technologies, the most popular of which include MPEG Audio Layer-3, or MP3, Microsoft’s Windows Media Audio, or WMA, Advanced Audio Coding, or AAC, Monkey’s Audio, or APE, and Ogg Vorbis, and video compression technologies such as Advanced Motion Video, or AMV, MPEG4, H.264 and Flash.

Portable media players have in recent years emerged as one of the most popular consumer electronics products, with dedicated audio MP3 players and integrated digital audio/video players currently being the two most popular products in this category. We believe that several factors will continue to drive the growth in demand for portable media players:

•	Transition from traditional consumer electronic devices to digital;

•	Proliferation of digital media content;

•	Demand growth in emerging markets;

•	Advancing functionality;

•	Embedding of portable media player functions in new products; and

•	Decline in cost of key components.

According to Gartner Research, a market research firm, the worldwide market for portable media players is expected to grow from 135 million units in 2005 to 287 million units in 2009, representing a compound annual growth rate, or CAGR, of 20.9%. Furthermore, we expect the growth in emerging markets, including China, India, Brazil, and Russia, will outpace the growth of the overall market for portable media players.

Our Competitive Strengths

We believe our key competitive strengths include the following:

•	Ability to provide integrated platform solutions. Our integrated platform solutions facilitate our customers’ incorporation of our SoC products and accelerate the time-to-market of their products. Customers using our solutions can avoid the time-consuming process of writing firmware and software. Our customizable firmware and software development tools allow our customers to rapidly add features, such as graphic interfaces and video playback, and to differentiate their products. We have also adopted a strategy to create an extensive network of application developers using our open development platform.

•	Mixed-signal integration expertise. Our mixed-signal integration expertise enables us to reduce the size, cost and power consumption of our SoC products and allows our customers to produce smaller and more power efficient portable media players. Because we are able to integrate several analog and digital components on the same integrated circuit, our customers can avoid significant design challenges when they use our SoCs. This mixed-signal design capability is a reflection of our strong engineering team of approximately 210 dedicated research and development engineers, of which 105, or 50.0%, have advanced degrees.

•	Excellent functionality-to-price. We believe that one of the key reasons for the success of our integrated platform solutions has been our ability to offer products with high functionality-to-price ratios. As a result, we believe that by using our integrated platform solutions, portable media player manufacturers can offer fully-featured portable media players at competitive prices.

•	China strategic advantage. We believe that as China has emerged as the global center for portable media player manufacturing, our close proximity to China-based portable media player manufacturers and brand owners gives us advantages over competitors in the Americas and Europe. We believe that this proximity enables us to strengthen our relationships with China-based portable media player manufacturers and brand owners by providing them with timely and comprehensive service and focused engineering support. Our relationships with China-based portable media player manufacturers and brand owners, and our presence in rapidly evolving Asia market for portable media players, also enable us to better identify market trends and align our product development efforts accordingly.

•	Strong financial position. We have a strong balance sheet and a track-record of profitability. As of March 31, 2006, we have had nine consecutive quarters of profitability and we believe we are among the most profitable fabless semiconductor companies listed on a United States stock exchange, with operating margin of 42.7% in the three months ended March 31, 2006. As of March 31, 2006, we had cash and cash equivalents and time deposits of US$138.8 million. We believe that our financial strength allows us the flexibility to pursue research and development projects and to strengthen our long term position in the portable media device market.

Our Strategy

The principal components of our strategy include the following:

•	Investment in technology leadership. We are strengthening our engineering team by hiring semiconductor and software engineers with extensive industry experience gained at U.S.-based and other overseas semiconductor companies, and graduates with advanced degrees from leading universities in China. Additionally, we intend to expand our intellectual property portfolio through internal development, co-development with partners, licensing of third-party technologies and selective acquisitions of key technologies and intellectual property rights.

•	Extend network of independent software developers and value-added distributors using our integrated platform solutions. We believe we have achieved leadership in the portable media player SoC market through our integrated platform solution approach which incorporates an extensive network of application developers who support our products and platforms. The libraries of software, firmware and applications that exist for our platform create a barrier to entry for our competitors that do not have the support of an open network of application developers. Further, our network of application developers have invested significant resources in developing solutions based on our platform and would face costs and challenges in switching to another SoC provider’s platform.

•	Extend market leadership by focusing on the mass-market. Our ability to provide integrated platform solutions for rapid time-to-market on a high functionality-to-price basis has enabled us to build a leadership position in the mass-market. As growth in developing economies such as China, India, Russia and Brazil expands the mass-market, we are well positioned to increase our market share of SoCs for portable media players. In addition, we expect the mass-market to expand through the introduction of a range of products with embedded, low-cost, portable media player technology such as fashion accessories, toys and audio visual products. We believe that by enabling manufacturers to build low-cost embedded products, our solutions are well positioned to capture a large part of this new market.

•	Incorporate high-end features into mass-market products. The mass-market for portable media players is expected to continue to incorporate increasingly advanced features and functionality. We intend to be a leader in incorporating new features in our SoCs designed for the mass-market to meet the market’s demand for differentiated products and increasing capabilities. While our industry is characterized by declining average selling prices, we will seek to capitalize on the market’s demand for new features by enhancing our products and to maintain our average selling price over time.

•	Lower our manufacturing cost through more efficient design and process migration. We seek to provide richly featured products with small form factor and low product manufacturing cost. We intend to focus our design efforts on achieving higher levels of functional integration in our mixed-signal products, enabling us to incorporate additional functionality onto smaller dies. Additionally, we are actively transitioning our product lines to smaller semiconductor manufacturing process geometries, which we anticipate will provide substantial reduction in our per chip manufacturing cost once we achieve adequate yield levels.

Our Risks and Challenges

Notwithstanding our competitive strengths, we expect to face significant challenges and risks in our business, including:

•	our inability to sustain growth in revenues and gains in market share;

•	intellectual property disputes with our competitors;

•	our limited operating history;

•	our ability to manage our rapid growth and expansion;

•	our dependence on a limited number of semiconductor fabrication facilities, customers and distributors in China;

•	significant fluctuations in our revenues due to seasonality in our customers’ purchases and sales and implementation cycles of our products;

•	limitations in our ability to develop new products and enhancements to existing products; and

•	our access to adequate working capital.

On January 4, 2005, one of our main competitors, SigmaTel, Inc., filed a complaint in the U.S. District Court for the Western District of Texas, Austin Division against us and Sonic Impact Technologies, LLC. Sonic Impact is a brand owner that incorporated our ATJ 2075 series SoC into their MP3 players. The complaint alleges that some of our SoC designs infringed SigmaTel’s U.S. patents, including U.S. patent numbers 6,633,187, or the 187 patent, and 6,366,522, or the 522 patent, and that Sonic Impact’s incorporation of such SoC designs into its MP3 players and subsequent importation and sale in the United States of those MP3 players also infringed SigmaTel’s U.S. patents. Subsequently, SigmaTel filed complaints with the U.S. International Trade Commission, or ITC, alleging that we had infringed SigmaTel’s U.S. patents in the design of some of our SoCs for MP3 players. A settlement was subsequently reached between SigmaTel and Sonic Impact, and SigmaTel’s case against us in Texas has been stayed pending the final determination of the ITC proceedings.

On March 20, 2006, an administrative law judge from the ITC found that we had infringed the 187 patent and the 522 patent. The ruling included a recommendation that the ITC issue an order barring any import into the United States of MP3 players that utilize certain of our SoCs with two gigabytes or less in flash memory. On June 19, 2006, the ITC modified the construction of a key claim under the 522 patent and requested the administrative law judge to reconsider his infringement ruling in light of the modified claim construction. The ITC, however, declined to review the administrative law judge’s rulings with respect to the 187 patent. The ITC’s final determination is expected to be issued by September 15, 2006, which will be subject to further discretionary review by the President of the United States and will be subject to appeal at the United States Circuit Court for the Federal Circuit. During the presidential review period, which will take no more than 60 days, our SoCs that are alleged to infringe and are sold into the United States will be subject to a bond, which the administrative law judge recommended be set at US$0.29 per SoC. We expect our dispute with SigmaTel over patent infringement will continue, regardless of the final outcome of the ITC proceedings.

You should refer to the section entitled “Risk Factors,” beginning on page 10, for a discussion of certain risks involved in investing in our ADSs, and “Business—Legal Proceedings” for a more detailed description of the litigation described above.

Recent Developments

On July 17, 2006, we filed a Form 6-K with the U.S. Securities and Exchange Commission announcing our results for the three months ended June 30, 2006, the material contents of which are as follows: Our revenues for the three months ended June 30, 2006 were US$39.3 million, an increase of 5.9% over revenues of US$37.1 million in the three months ended June 30, 2005, and a 9.8% increase over revenues of US$35.8 million for the three months ended March 31, 2006. Our net income for the three months ended June 30, 2006 was US$18.1 million, or US$0.21 per diluted ADS, compared to US$17.2 million, or US$0.22 per diluted ADS, for the three months ended June 30, 2005, and compared to US$14.9 million, or US$0.17 per diluted ADS, for the three months ended March 31, 2006, representing a 21.5% sequential increase in net income. We reported gross and operating margins of 59.3% and 47.8%, respectively, in the three months ended June 30, 2006.

Also on July 17, 2006, we filed a Form 6-K with the U.S. Securities and Exchange Commission announcing the launch of our new 7500 series products and the introduction of our thirteen series product family. Our 7500 series products are targeted at the value segment of the personal media player market. The 7500 series products feature 0.18 micron process technology and offer customers optimized power consumption and enhanced CD-quality audio capability at a competitive price. Shipping of the 7500 series products is expected to commence in August. Our thirteen series product family is designed to bring high-end functionality to the personal media player mass-market by providing a solution with advanced features at highly compelling price points, thereby offering customers a strong functionality-to-price ratio. Our thirteen series products feature dual-core architecture with 32bit MIPS+24 bit DSP, a flexible Linux operating system and full audio and video functionality. Our thirteen series products are compatible with MP3, ADPCM, WMA, OGG, APE, Audible, and WAV audio formats, and feature video playing and recording capabilities that support WMV, AMV, MPEG-4 SP, and MJPEG QVGA 30fp formats. Our thirteen series products are also compatible with Windows Media Digital Rights Management 10 (WMDRM10) and PlaysForSure. We expect to begin sampling thirteen series products over the next few months and to make the products commercially available by year end 2006.

THIS OFFERING

American Depositary Shares offered by the selling shareholders	12,000,000 ADSs.

Over-allotment option	The underwriters have an option, exercisable within 30 days from the date of this document, to purchase a maximum of 1,800,000 ADSs from the selling shareholders to cover over-allotments of ADSs.

Price per ADS	The public offering price per ADS is US$ .

The ADSs

Each ADS represents six ordinary shares, par value US$0.000001 per share. The ADSs will be evidenced by ADRs. As an ADS holder, you will not be treated as one of our shareholders. The depositary, JPMorgan Chase Bank, N.A., will be the holder of the shares underlying your ADSs. You will have ADS holder rights as provided in the deposit agreement. The ordinary shares underlying the ADSs to be offered by the selling shareholders are fully fungible and rank pari passu in all respects with all other ordinary shares issued by us. Under the deposit agreement, you may instruct the depositary to vote the shares underlying your ADSs but only if we ask the depositary to ask for your instructions. Subject to the terms of the deposit agreement, the depositary will distribute to you the cash dividends or other distributions it receives from us on the shares after deducting its fees and expenses. You must pay a fee for each issuance or cancellation of an ADS, distribution of dividends or securities by the depositary and some other depositary services. You may turn in your ADSs at the depositary’s office and, after payment of applicable fees and expenses, the depositary will deliver the shares underlying your ADSs to you. These shares will not be listed for the foreseeable future and are not expected to have a liquid trading market. To better understand the terms of the ADSs, you should carefully read the section in this document entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, the form of which is attached as an exhibit to our Form F-6 registration statement filed with the U.S. Securities and Exchange Commission at the time of our initial public offering.

Ordinary shares outstanding after this offering	516,000,000 ordinary shares.

ADSs outstanding after this offering	21,000,000 ADSs, or 22,800,000 ADSs if the underwriters’ over- allotment option is exercised in full.

Nasdaq National Market symbol	“ACTS”.

Use of proceeds	We will not receive any of the proceeds from this offering.

Dividend policy

We currently intend to retain all of our earnings to finance the development and expansion of our business and therefore do not intend to declare or pay cash dividends on our shares in the near to medium term.

Risk factors	You should carefully read and consider the information set forth under “Risk Factors” and all other information set forth in this document before investing in our ADSs.

Depositary	JPMorgan Chase Bank, N.A.

Lock-up agreements

We, all of the selling shareholders, and certain of our other shareholders have agreed that, without the prior written consent of Morgan Stanley & Co. International Limited and Citigroup Global Markets Inc., as representatives of the underwriters (the “Representatives”), during the period ending 90 days after the date of the final prospectus, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any or our ordinary shares or securities convertible into or exchangeable or exercisable for any of our ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares, whether any such aforementioned transaction is to be settled by delivery of our ordinary shares or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement.

Certain Conventions

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2006, which was RMB8.0167 to US$1.00. On July 19, 2006, the noon buying rate was RMB8.0018 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to herein could have been or could be converted to U.S. dollars or Renminbi, as the case may be, at any particular rate.

This document contains market data and industry forecasts that were obtained from industry publications. These publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We believe that these market data and industry forecasts are reliable, however, we have not independently verified such information.

Our Offices and Other Information

We are incorporated under the Companies Law (2004 Revision) of the Cayman Islands. Our principal executive offices are located at 15-1, No. 1, HIT Road, Tangjia, Zhuhai, Guangdong, 519085, the People’s Republic of China, and our telephone number is (86-756) 339-2353. Our Internet address is www.actions-semi.com. The information on our web site is not a part of this document.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, both of which are included elsewhere in this document. The summary consolidated financial data presented below as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 have been prepared in accordance with U.S. GAAP and are derived from our audited consolidated financial statements included elsewhere in this document. The summary consolidated financial data presented below as of December 31, 2002 and 2003 and for the year ended December 31, 2002 have been prepared in accordance with U.S. GAAP and are derived from our audited consolidated financial statements which are not included in this document. The summary financial data as of and for the three month periods ended March 31, 2005 and 2006 have been derived from our unaudited consolidated financial statements included elsewhere in this document. Results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the full year. In our opinion, all adjustments necessary for a fair presentation of the financial data for the three months ended March 31, 2006 are contained in the consolidated financial statements that are included elsewhere in this document. The historical results are not necessarily indicative of results to be expected in any future period. All amounts below are in U.S. dollars, except data regarding number of shares and units shipped. Our operations in Zhuhai, China were established in December 2001 and we commenced commercial sales of our SoCs in the fourth quarter of 2002. Accordingly, no information has been presented for the period ending December 31, 2001.

Statements of Operations Data

	For the year ended December 31,								For the three months ended March 31,
	2002(1)		2003		2004		2005		2005		2006
	(thousands, except per share and share data)
Revenues:
System-on-a-chip products	US$	137	US$	4,319	US$	55,236	US$	149,369	US$	34,212	US$	35,817
Semiconductor product testing services		—		1,242		2,021		253		94		15

Total net revenues		137		5,561		57,257		149,622		34,306		35,832

Cost of revenues:
System-on-a-chip products		(93)		(2,868)		(25,565)		(60,518)		(14,274)		(16,199)
Semiconductor product testing services		—		(793)		(1,575)		(68)		(17)		(10)

Total cost of revenues		(93)		(3,661)		(27,140)		(60,586)		(14,291)		(16,209)

Gross profit		44		1,900		30,117		89,036		20,015		19,623

Other income		113		118		128		1,122		703		172
Operating expenses:
Research and development		(344)		(1,139)		(2,400)		(7,825)		(1,115)		(2,080)
General and administrative		(242)		(331)		(769)		(8,968)		(1,504)		(2,111)
Selling and marketing		(72)		(417)		(594)		(1,375)		(269)		(318)

Total operating expenses		(658)		(1,887)		(3,763)		(18,168)		(2,888)		(4,509)

Income (loss) from operations		(501)		131		26,482		71,990		17,830		15,286
Interest income		—		2		28		1,148		36		974
Interest expenses		—		—		—		(77)		—		(69)

Income (loss) before income taxes and minority interest		(501)		133		26,510		73,061		17,866		16,191
Income taxes		—		—		(25)		526		—		(1,285)
Minority interests		—		—		—		18		—		9

Net income (loss)		(501)		133		26,485		73,605		17,866		14,915

Net income per share:
Basic and diluted	US$	(0.001)	US$	—	US$	0.055	US$	0.152	US$	0.037	US$	0.029

Net income per ADS:
Basic and diluted	US$	(0.006)	US$	0.002	US$	0.331	US$	0.914	US$	0.222	US$	0.174

Dividend declared per share		—		—		—	US$	0.041		—		—

Weighted-average shares used in computation:
Basic and diluted		480,000,000		480,000,000		480,000,000		483,000,000		480,000,000		516,000,000

(1)	We commenced commercial sales of our SoCs during the fourth quarter of 2002.

Statements of Cash Flows Data

	For the year ended December 31,								For the three months ended March 31,
	2002(1)		2003		2004		2005		2005		2006
	(thousands)
Cash provided by (used in):
Operating activities	US$	(572)	US$	(381)	US$	29,694	US$	77,140	US$	18,069	US$	10,277
Investing activities		(517)		(355)		(997)		(28,567)		(469)		(19,280)
Financing activities		1,882		2,381		877		27,128		—		5,547

Balance Sheet Data

	As of December 31,										As of March 31, 2006
	2002(1)		2003		2004		2005
	(thousands)
Cash and cash equivalents	US$	793	US$	2,438	US$	32,013	US$	108,896			US$	105,844
Total current assets		1,110		4,177		43,713		153,828				162,962
Total assets		1,580		4,864		45,162		158,588				171,779
Total liabilities		199		969		14,045		27,431				25,247
Total shareholders’ equity		1,381		3,895		31,117		130,575				145,959

	For the year ended December 31,								For the three months ended March 31,
	2002(1)		2003		2004		2005		2005		2006
	(thousands, except average selling price)
Operating Data:
Sales of SoCs for personal media players	US$	—	US$	3,285	US$	54,069	US$	146,619	US$	33,385	US$	35,170
Units shipped		—		744		12,228		48,866		8,114		14,362
Average selling price		—	US$	4.40	US$	4.40	US$	3.00	US$	4.11	US$	2.45

(1)	We commenced commercial sales of our SoCs during the fourth quarter of 2002.

RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the risks described below before you decide to buy our ADSs. In particular, as we are a non-U.S. company, there are risks associated with investing in our ADSs that are not typical with investments in shares of U.S. companies. If any of the following risks actually occurs, our business, financial condition and results of operations would likely suffer. In such case, the trading price of our ADSs could decline, and you could lose all or part of your investment.

Risks Related to Our Company

We are involved in an intellectual property dispute with SigmaTel, the outcome of which we cannot predict.

On January 4, 2005, one of our main competitors, SigmaTel, Inc., filed a complaint in the U.S. District Court for the Western District of Texas, Austin Division against us and Sonic Impact Technologies, LLC. Sonic Impact is a brand owner that incorporated our ATJ 2075 series SoC into their MP3 players. The complaint alleges that some of our SoC designs infringed SigmaTel’s U.S. patents, including U.S. patent numbers 6,633,187, or the 187 patent, and 6,366,522, or the 522 patent, and that Sonic Impact’s incorporation of such SoC designs into its MP3 players and subsequent importation and sale in the United States of those MP3 players also infringed SigmaTel’s U.S. patents. Subsequently, SigmaTel filed complaints with the U.S. International Trade Commission, or ITC, alleging that we had infringed SigmaTel’s U.S. patents in the design of some of our SoCs for MP3 players. A settlement was subsequently reached between SigmaTel and Sonic Impact, and SigmaTel’s case against us in Texas has been stayed pending the final determination of the ITC proceedings.

On March 20, 2006, an administrative law judge from the ITC found that we had infringed the 187 patent and the 522 patent. The ruling includes a recommendation that the ITC issue an order barring any import into the United States of MP3 players that utilize certain of our SoCs with two gigabytes or less in flash memory. On June 19, 2006, the ITC modified the construction of a key claim under the 522 patent and requested the administrative law judge to reconsider his infringement ruling in light of the modified claim construction. The ITC, however, declined to review the administrative judge’s rulings respect to the 187 patent. The ITC’s final determination is expected to be issued by September 15, 2006, which will be subject to further discretionary review by the President of the United States and will be subject to appeal at the United States Circuit Court for the Federal Circuit. During the presidential review period, which will take no more than 60 days, our SoCs that are alleged to infringe and are sold into the United States will be subject to a bond, which the administrative law judge recommended be set at US$0.29 per SoC.

Substantially all of the SoCs we sold in 2005 and in the three months ended March 31, 2006 embodied the designs that are alleged to infringe these patents. However, we have not sold any SoCs to customers in the United States, and based on information provided to us by our customers, we estimate that less than 10% of our SoCs sold during this period were incorporated into products ultimately sold in the United States.

We expect that our dispute with SigmaTel over patent infringement will continue, regardless of the final outcome of the ITC proceedings. We have retained outside counsel and are vigorously participating in the defense against the allegations set forth in these proceedings. However, we cannot predict the outcome of the ITC’s final determination and if SigmaTel is successful, our customers may be forced to discontinue selling their products in the United States that incorporate certain of our SoCs. We may also be required to pay monetary damages to SigmaTel for past infringement. In addition, our ability to sell in the United States may be adversely affected, or we may incur additional costs to create alternative designs that do not infringe SigmaTel’s patents. In addition, certain of our customers may prefer to discontinue the use of our SoCs, in favor of SoCs that can be incorporated into portable media players that can be imported into the United States. Such an outcome could negatively affect our revenues as well as harm our business reputation and relationships with our existing customers. Finally, we may incur significant legal expenses in connection with this dispute, which could adversely affect our operating results.

We have a limited operating history, which may make it difficult for you to evaluate us and our prospects.

We established our operations in December 2001 and commercially launched our initial products in the fourth quarter of 2002. The market in which we operate, as well as the technologies used in the products serving that market, are rapidly evolving. We have only limited insight into the emerging trends that may affect our business, and we face numerous risks, uncertainties, expenses and difficulties frequently encountered by companies at an early stage of development.

We have limited historical financial data from which to predict our future sales and operating results for our SoCs. Our limited operating experience with these products, combined with the rapidly evolving nature of the markets in which we sell our products, and other factors such as consumer preferences, which are beyond our control, limit our ability to accurately forecast quarterly or annual sales.

Most of our key products have only been sold in significant quantities for a short time. As a result, we have limited experience in predicting and responding to fluctuations in demand for our products. Further, since we cannot accurately monitor sell-through of our SoCs in the portable media players sold by brand owners to retail consumers, it is difficult for us to forecast demand for our products. Our direct and indirect customers could experience inventory growth that could cause them to purchase fewer products from us or seek to return products to us in the future. Our direct and indirect customers may place orders in excess of their requirements in response to actual or perceived shortages in the supply of our SoCs. In such event, it will be more difficult for us to forecast our future revenues and budget our operating expenses, and our operating results would be adversely affected to the extent such excess orders are cancelled or rescheduled.

As a result of the reasons above, our historical financial data may not provide a meaningful basis upon which to evaluate us and our prospects.

We do not expect to sustain our growth rate of 2004 and 2005.

Due to increased sales of our SoCs for portable media players, we have experienced significant revenue growth and have gained significant market share in a relatively short period of time. Specifically, our annual revenues for our SoC products increased from US$4.3 million in 2003 to US$55.2 million in 2004 and US$149.4 million in 2005. However, we do not expect similar revenue growth or market share gains in future periods. For example, revenues for our SoC products increased by 4.7% from US$34.2 million in the three months ended March 31, 2005 to US$35.8 million in the three months ended March 31, 2006. Accordingly, you should not rely on the results of any prior quarterly or annual periods as an indication of our future operating performance.

Our failure to manage adequately our growth and expansion could result in deterioration in our results of operations and financial condition.

We have grown rapidly since establishing our operations in December 2001. This expansion presented, and our anticipated growth in the future may continue to present, a significant challenge to our management and administrative systems and resources and, as a result, to our results of operations and financial condition. Our future success will depend on, among other things, our ability to:

•	effectively maintain and service our existing customer relationships while developing new value-added distributor, contract manufacturer and brand owner customers;

•	continue training, motivating and retaining our existing employees and attract and integrate new technical, engineering and sales and marketing employees;

•	identify and attract new management personnel to our company as we continue to expand;

•	protect our intellectual property effectively;

•	integrate new businesses, technologies, services and products that we acquire by way of acquisitions or investments into our operations;

•	effectively manage our capital expenditures and working capital requirements;

•	maintain and further improve our operational, financial, accounting and other internal systems and controls; and

•	maintain adequate controls and procedures to ensure that our periodic public disclosure under applicable laws, including U.S. securities laws, is complete and accurate.

We have a number of deficiencies in our internal control over financial reporting.

In 2005, we became aware of a number of deficiencies in our internal control over financial reporting, or control deficiencies. Control deficiencies exist when the design or operation of a company’s internal control system does not allow its management or employees, in the normal course of performing their assigned functions, to quickly detect or prevent misstatements of its financial statements. The identified control deficiencies are in the areas of our design and procedures with respect to our financial closing and reporting processes, and in our information and technology system. The existence of such control deficiencies may adversely affect our management’s ability to record, process, summarize, and report financial data on a timely basis. We are required by Section 404 of the Sarbanes Oxley Act of 2002 to include a report of management on the company’s internal controls over financial reporting that contains our management’s assessment of the effectiveness of the company’s internal controls in our Annual Report on Form 20-F for the fiscal year ending December 31, 2006. As a result, we are performing significant ongoing work to obtain reasonable assurance regarding the reliability of our financial statements. We are also in the process of developing a work plan for remedying all of the identified control deficiencies by December 31, 2006. Significant resources from our management team and additional expenses have been, and may continue to be, required to implement this workplan and maintain effective controls and procedures in order to remedy the above-mentioned control deficiencies and any additional deficiencies we and our independent registered public accounting firm may identify. However, we cannot assure you that we will be able to remedy these control deficiencies or that additional significant deficiencies in our internal control over financial reporting will not be identified in the future. If the significant deficiencies we have identified recur, or if we identify additional deficiencies or fail to implement new or improved controls successfully in a timely manner, our ability to issue timely and accurate financial reporting may be adversely affected, we may be required to restate our financial statements, and investors could lose confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs, or otherwise harm our reputation.

We derive almost all of our revenues from our SoCs for portable media players, and we cannot be sure that sales of these products will remain at current levels or will not decline.

Our recent revenue growth has resulted from sales of our SoCs for portable media players. We cannot be sure that our SoCs will continue to be successful in the markets in which we compete, or that portable media players will continue to remain popular with retail customers. Our future success depends on our ability to develop successful new products in a timely and cost-effective manner. We are required to continually evaluate expenditures for planned product developments and choose among alternatives based upon our expectations of future market trends, which are difficult to predict. For example, if market demand shifts rapidly toward portable, multifunctional electronic products such as mobile phones with add-on portable media player functionality and away from stand-alone portable media players, our sales of our SoCs for portable media players may decline. The migration and adoption of 3G mobile phone networks may also cause the embedding of portable media player functionality into mobile phones to grow in popularity as 3G technology allows audio, image and video files to be readily downloaded to mobile phones. We may not be able to compete with SoC providers that target mobile phone manufacturers by combining mobile phone and portable media player functionality into one SoC. We may not be able to timely develop and introduce new or enhanced products in a timely and cost-effective manner, keep pace with market trends, or be sure that our products will generate significant revenues. The development of our SoCs and total solutions is highly complex, and successful product development and market acceptance of our products depend on a number of factors, including:

•	our accurate prediction of the changing requirements of our customers;

•	our timely completion and introduction of new designs;

•	the availability of third-party manufacturing, assembly, and testing capacity;

•	the ability of our contract foundries to achieve high manufacturing yields for our products;

•	the quality, price, performance, power efficiency and size of our products relative to our competitors;

•	our management of our sales channels;

•	our customer service capabilities and responsiveness;

•	the success of our relationships with existing and potential customers; and

•	changes in industry standards.

The selling prices of our products tend to decline over time, and if we are unable to develop successful new products in a timely manner, our operating results and competitive position could be harmed.

As is typical in the semiconductor industry, the selling prices of our products tend to decline significantly over the life of the product. If we are unable to offset reductions in the selling prices of our products by introducing new products at higher prices or by reducing our costs, our revenues, gross margins and operating results will be adversely affected. We must continuously develop new SoCs or other products and enhancements for existing SoCs to keep pace with evolving industry standards and rapidly changing customer requirements. We may not have the financial resources necessary to fund future innovation. Even if we have sufficient financial resources, if our future innovation produces technology that is behind that of our competitors, we may lose customers. Similarly, if our new products are ahead of the then-current technological standards in our industry, our customers may be unwilling to invest in developing consumer electronics products that can utilize our products, or purchase our SoCs, until the consumer electronics market is ready to accept them. Further, we may be required to develop products that utilize technologies with which our engineers are not familiar. Our efforts to develop in-house capability to work with these technologies or to acquire such expertise through acquisitions or investments in businesses may not be successful. If we are unable to successfully define, develop and introduce competitive new SoCs or other products, we may not be able to compete successfully. In addition, if we, or our customers, are unable to manage product transitions, our business and results of operations would be negatively affected.

Because of the lengthy product development periods for our products and the fixed nature of a significant portion of our expenses, we may incur substantial expenses before we earn associated revenues and may not ultimately achieve our forecasted sales for our products.

It can take up to 12 months for us to design, develop and commence production of our products, and commercial production of consumer end-products that use our SoCs can take an additional three to six months. Product development cycles for our products are lengthy for a number of reasons:

•	our customers usually complete an in-depth technical evaluation of our products before they place a purchase order;

•	the commercial adoption of our products by value-added distributors, contract manufacturers and brand owners is typically limited during the initial release of their new products while they evaluate product performance and consumer demand;

•	new product introductions often center around key trade shows and failure to deliver a product prior to such an event can seriously delay or cancel introduction of a product; and

•	the development and commercial introduction of products incorporating new technology frequently are delayed or canceled.

Because most of our expenses are fixed in the short term or incurred in advance of anticipated sales, we may not be able to decrease our expenses in a timely manner to offset any shortfall in sales. We are currently expanding our staffing and increasing our expenditures to support future growth, which may increase our cost of revenues and operating expenses. If our growth does not materialize, our operating results would be adversely impacted.

As a result of the time it takes to begin commercial production and sales of a new product, and the fact that a significant portion of our operating expenses are relatively fixed or incurred in advance of anticipated sales, we may incur substantial expenses in developing new products before we earn associated revenues. For example, we incurred significant development expenses in late 2004 and early 2005 in connection with our ATJ 2097 series SoCs, while we were not able to introduce this product to the market until June 2005. In addition, as the markets for the end products that incorporate our products are rapidly evolving and subject to changing consumer preferences, the products we design may not be in demand by our customers at the time we complete our product development process. This could cause us to miss the sales targets we set for these products when we commence development activities and we may not be able to decrease our operating expenses in a timely manner to offset such short-fall in sales, which would adversely affect our results of operations.

We currently rely on one third-party contractor to manufacture almost all of our SoC products; any event that prevents this foundry from producing our products, or our failure to successfully manage our relationship with this foundry, could damage our relationships with our customers, decrease our sales, and limit our growth.

We do not own or operate a semiconductor fabrication facility. Instead we rely on third-parties to manufacture our semiconductors. Presently, He Jian Technology Company, or He Jian, manufactures almost all of our semiconductors. As a result, if He Jian were to experience any catastrophic or other event that caused it to be unable to conduct manufacturing operations, or otherwise choose to discontinue manufacturing our products, it could have a significant adverse impact on our ability to sell our products. While we have in the past utilized, and continue to maintain relationships with, other contract foundries to have access to alternative manufacturing capabilities, we cannot be sure that these other contract foundries would be willing or have the capacity to produce our products. Even if such other foundries were willing to produce semiconductors for us, they may be unable to provide us with the same committed capacity, or be able to manufacture our semiconductors with the same yield rate, as we currently have with He Jian. As a result, we depend significantly on our maintaining a strong relationship with He Jian, and He Jian’s continued ability to manufacture our semiconductor products, to maintain our revenues and customer relationships.

We provide He Jian with monthly rolling forecasts of our production requirements; however, the ability of He Jian to provide silicon wafers to us is limited by He Jian’s available capacity. Moreover, the price of our silicon wafers fluctuates based on changes in available industry capacity. We do not have a long term supply contract with He Jian or any other contract foundry. Therefore, He Jian could choose to prioritize capacity for other customers, reduce or eliminate deliveries to us on short notice or increase the prices they charge us. Accordingly, we cannot be certain that He Jian or any other contract foundry will allocate sufficient capacity to satisfy our requirements. If we are unable to obtain foundry capacity as required, we may experience delays in our ability to deliver our products, which would harm our relationships with our existing customers and result in decreased sales. There are additional risks associated with our reliance on third-party contractors, including:

•	their inability to increase production and achieve acceptable yields on a timely basis;

•	reduced control over delivery schedules and product quality;

•	increased exposure to potential misappropriation of our intellectual property;

•	limited warranties on wafers or products supplied to us;

•	shortages of materials that foundries use to manufacture our products;

•	labor shortages or labor strikes; and

•	actions taken by our third-party contractors that breach our agreements.

We may experience difficulties in transitioning to smaller process geometry technologies or in achieving higher levels of design integration, which may result in reduced manufacturing yields, delays in product deliveries and increased expenses.

We are currently transitioning our SoCs for portable media players from 0.25 microns to 0.18 microns in order to make sure we continue to satisfy our customers’ demands and to maintain our competitiveness. This transition requires us to redesign some products and integrated circuit designs that we use in multiple products, and will require our contract foundries to modify the manufacturing processes they use to produce our products. In addition, we will incur significant engineering costs and the attention of our engineering personnel will be diverted from other product development efforts during this transition. In the past, we have experienced some difficulties in shifting to smaller process geometry technologies or new manufacturing processes, which resulted in periods of reduced manufacturing yields, delays in product deliveries and increased expenses. We may face similar difficulties, delays and expenses as we continue to transition our products to 0.18 micron process geometry.

In addition, we will depend on our contract foundries to transition to smaller process geometries successfully. Our contract foundries may not be able to effectively manage this transition. If our contract foundries or we experience significant delays in this transition or fail to efficiently implement this transition, we could experience reduced manufacturing yields, delays in product deliveries and increased expenses, all of which could harm our relationships with our customers and our results of operations. As smaller process geometries become more prevalent, we expect to continue to integrate greater levels of functionality, as well as customer and third-party intellectual property, into our products. However, we may not be able to achieve higher levels of design integration or deliver new integrated products on a timely basis, or at all. Further, we cannot be sure that integrating greater functionality into an SoC will result in a corresponding increase in selling price.

Because our customers are able to change or cancel orders on relatively short notice, we could unexpectedly lose anticipated sales.

The lengthy product development periods for our products make forecasting the volume and timing of orders difficult. In addition, the delays inherent in lengthy product development periods raise additional risks that customers may cancel or change their orders. Because industry practice allows contract manufacturers and brand owners to reschedule or cancel orders on relatively short notice, backlog and customer forecasts are not always good indicators of our future sales. If customers reduce or cancel their orders, it could result in the loss of anticipated sales without allowing us sufficient time to reduce our inventory and operating expenses. Further, because our sales are made by means of standard purchase orders rather than long term contracts, our customers may not continue to purchase our products at current levels, or at all.

We depend on a few key customers for a substantial majority of our sales and the loss of, or a significant reduction in orders from, any of them would likely significantly reduce our revenues.

In 2004, 2005 and the three month ended March 31, 2006, sales to our top five customers accounted for approximately 82%, 76% and 76%, respectively, of our revenues. Our operating results in the foreseeable future will likely continue to depend on sales to a relatively small number of customers, as well as the ability of these customers to sell products that use our SoCs and solution development kits. Our revenues would likely decline if one or more of these customers were to significantly reduce, delay or cancel their orders for any reason. In addition, any difficulty in collecting outstanding amounts due from our customers, particularly customers who place large orders, would harm our financial performance.

Many of our key customers are value-added distributors, who integrate our products into a system platform and sell that system platform to contract manufacturers. We also sell some of our products directly to contract manufacturers. Growth in our business will depend on our ability to maintain and expand our relationships with both value-added distributor customers and contract manufacturer customers. However, some of our value-added distributor customers may also carry and sell product lines that are competitive with ours. As these customers are not required to maintain a specified minimum level of purchases from us, we cannot be sure that they will prioritize selling our products. As we continue to expand our sales capabilities, we will also need to manage the potential conflicts that may arise between us and our value-added distributor customers. Further, we rely on our customers to accurately and timely report to us their sales of our products and to provide certain engineering support services to the brand owners who market and distribute the end products to consumers. Our inability to obtain accurate and timely reports and to successfully manage these relationships would adversely affect our business and financial results.

If our products are not manufactured with satisfactory yields or quality, our sales could decrease, and our relationships with our customers and our reputation may be harmed.

Minor deviations in the semiconductor manufacturing process can cause substantial decreases in yields, and in some cases, cause production to be suspended. We establish a minimum yield with our foundries at the time our products are qualified. If actual yield at the foundry is below the minimum, the foundry incurs the cost of the wafers, and if actual yield is above the minimum, we incur the cost. However, the fact that a contract foundry is achieving minimum yields on a product does not mean that the yield is sufficient to allow us to maintain or increase our profits on that product. Further, even though if a contract foundry is responsible for yield losses we incur on a particular shipment of SoCs, these yield losses could cause us to delay shipments to our customers and damage our relationship with them.

The manufacturing yields for our new products tend to be lower initially and increase as the contract foundry achieves full production. For example, it took us nine months to increase the yield of our ATJ 2085 series SoCs from 67% in April 2004 to 90% in January 2005. Our product pricing is based on the assumption that this increase in manufacturing yields will continue, even with the increasing complexity of our semiconductors. Shorter product life cycles require us to develop new products faster and require our contract foundry to manufacture these products in shorter periods of time. In some cases, these shorter manufacturing periods may not reach the high volume manufacturing periods conducive to higher manufacturing yields and declining costs. If our contract foundry fails to deliver fabricated silicon wafers of satisfactory quality in the volume and at the price required, we may be unable to meet our customers’ demand for our products or to sell those products at an acceptable profit margin, which would adversely affect our sales and margins and damage our customer relationships.

Our products are complex and may require modifications to resolve undetected errors or failures in our hardware and software, which could lead to an increase in our costs, a loss of customers or a delay in market acceptance of our products.

Our SoCs and total solutions are complex and may contain undetected hardware and software errors or failures when first introduced or as new versions are released. These errors could cause us to incur significant re- engineering costs, divert the attention of our engineering personnel from product development efforts and harm both our customer relations and business reputation. If we deliver products with errors, defects or bugs, our credibility and the market acceptance and sales of our products could be harmed. We experienced a small delay in gaining market acceptance of our ATJ 2097 series SoCs, due to the need to revise our design to correct problems with its processing speed and power consumption. We provide warranties for product defects under which we must collect and replace defective goods upon receipt of notice from our customers. Increased claims under these warranties would increase our costs and adversely affect our profitability. Defects could also lead to liability as a result of lawsuits against us or against our customers.

Our principal contract foundry, other subcontractors and many of our customers are located in the Pacific Rim, an area subject to significant earthquake risk and adverse consequences related to the outbreak of SARS and other public health concerns.

The principal contract foundry that manufactures our products and all of the principal subcontractors that assemble, package, and test our products are located in either China, Hong Kong, or Taiwan. Many of our customers are also located in these areas. The risk of earthquakes, typhoons and other natural disasters in these Pacific Rim locations is significant. The occurrence of an earthquake or other natural disaster near our principal contract foundry or subcontractors could result in damage, power outages and other disruptions that impair their production and assembly capacity. Any disruption resulting from such events could cause significant delays in the production or shipment of our products until we are able to shift our manufacturing, assembling, packaging or production testing from the affected contractor to another third-party vendor. The 2003 outbreak of severe acute respiratory syndrome, or SARS, curtailed travel to and from certain countries (primarily in the Asia-Pacific region) and limited travel and consumer activities within those countries, which had a significant adverse effect on the economies of many countries in this region. Any future outbreaks of SARS or other public health concerns, such as the emergence of an avian influenza, could have similar consequences.

We may experience significant period-to-period quarterly and annual fluctuations in our revenues and operating results, which may result in volatility in our stock price.

We may in the future experience significant period-to-period fluctuations in our revenues and operating results. It is possible that our revenues and operating results in some quarters may be below market expectations, which would cause the value of our ordinary shares and ADSs to decline. Our quarterly and annual operating results are affected by a number of factors, including:

•	the unpredictable timing and volume of purchase orders and cancellations from our customers;

•	the rate of acceptance of our products by our customers;

•	the rate of growth of the market for portable media players and our SoCs;

•	fluctuation and seasonality in demand for consumer electronics products;

•	increases in prices charged by contract foundries and other third-party subcontractors;

•	the availability of third-party foundry capacity;

•	the availability and pricing of other components used in our customers’ products;

•	fluctuations in our contract foundry’s manufacturing yields;

•	the difficulty of forecasting and managing our inventory and production levels;

•	our ability to successfully develop, introduce and sell new or enhanced products;

•	additions or departures of key personnel;

•	our involvement in litigation;

•	natural disasters, particularly earthquakes, or disease outbreaks, such as the recent outbreak of SARS, affecting countries in which we conduct our business or in which our products are manufactured, assembled, or tested; and

•	the evolution of industry standards and introduction of new products by our competitors.

Any variations in our period-to-period performance may cause our stock price to fluctuate.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than us, we cannot be certain that our products will compete successfully and we may lose or be unable to gain market share.

We face competition from a relatively large number of competitors in China and internationally. In the portable media player market, our principal competitors include ALi, Broadcom, Philips Semiconductor, PortalPlayer, Samsung, SigmaTel, Sunplus, Rockchip, Telechips, and Texas Instruments. As we diversify and expand our product categories, we may also face competition from other semiconductor companies and manufacturers of consumer electronics and mobile devices. We expect to face increased competition in the future from our current and emerging competitors. In addition, some of our customers have developed and other customers could develop technology or products internally that could replace their need for our products or otherwise reduce demand for our products. Our customers may also enter into strategic relationships with or acquire existing semiconductor design houses.

The consumer electronics market, which is the principal end market for our SoCs, has historically been subject to intense price competition. In many cases, low cost, high volume producers have entered markets and driven down profit margins. If a low cost, high volume producer should develop products that are competitive with our products, our sales and profit margins would suffer.

Many of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of their products than we can. Our current and potential competitors may develop and introduce new products that will be priced lower, provide superior performance or achieve greater market acceptance than our products. In addition, in the event of a manufacturing capacity shortage, these competitors may be able to obtain capacity when we are unable to do so. Furthermore, our current or potential competitors have established, or may establish, financial and strategic relationships among themselves or with existing or potential customers or other third-parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share, which would harm our business. If we fail to compete successfully, our business will suffer and we may lose or be unable to gain market share.

Our business may be severely disrupted if we lose the services of our key executives and employees or fail to add new senior and mid-level managers to our management.

Our future success is heavily dependent upon the continued service of our board of directors and key executives. Our future success is also dependent upon our ability to attract and retain qualified senior and mid- level managers to our management team. If one or more of our key executives and employees are unable or unwilling to continue in their present positions, we may not be able to easily replace them, and our business may be severely disrupted. In addition, if any of these key executives or employees joins a competitor or forms a competing company, we could lose customers and suppliers and incur additional expenses to recruit and train personnel. We do not maintain life insurance for any of our key executives.

We also rely on a number of key technology staff for the operation of our company. Given the competitive nature of our industry, the risk of key technology staff leaving our company is high and losses of significant numbers of technology staff could disrupt our operations. Our inability to retain and attract qualified technical personnel in the future, or delays in hiring additional such personnel, could make it difficult to meet key objectives, such as timely and effective product introductions.

We may not be able to successfully execute future acquisitions or investments or manage or effectively integrate any acquired business, technologies or teams.

We seek to acquire or invest in businesses that are complementary to ours. This may require a significant commitment of management time, capital investment and other management resources. We cannot assure you that we will be successful in identifying and negotiating acquisitions or investments on terms favorable to us. If we are unable to execute, manage or integrate our acquisitions and investments effectively, our growth, operating results and financial condition may be materially and adversely affected.

We have limited business insurance coverage and may be subject to losses that might not be covered by existing insurance coverage.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. As a result, we do not have business liability or disruption insurance coverage for our operations. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources.

Risks Related to Intellectual Property

We or our customers may be exposed to infringement claims on intellectual property rights by third-parties.

Third-parties, including our competitors, may in the future make claims or initiate litigation that assert patent, copyright, trademark and other intellectual property rights in technologies, related standards and product names that are relevant to us. See “—We are involved in an intellectual property dispute with SigmaTel, the outcome of which we cannot predict.” As we continue to expand our operations and the number of products we manufacture, the risk of such claims may increase. In addition to making claims against us, third-parties may make claims against our customers that incorporate our SoCs into their products. Such actions could adversely affect our relationships with such customers and hurt our sales. The large number of patents in the semiconductor industry, the confidential treatment of some pending patent applications and the rapid rate of issuance of new patents make it neither economically feasible nor possible to determine conclusively in advance whether a product, any of its components, its method of manufacture or use, or its ornamental design, currently infringes or will in the future infringe upon the patent rights of others. Parties making infringement claims may be able to obtain an injunction that could prevent us from selling our products or using technology that contains the allegedly infringing intellectual property, which could have a material negative effect on our business. Third-parties making infringement claims may also be able to bring an action before the ITC that could result in an order stopping the importation into the United States of our products. Further, in addition to claims that may be made directly against us, we may be named in infringement actions made against our manufacturers, suppliers or customers. Some of our customer contracts provide that we indemnify the customer against claims of infringement based on our products. Regardless of the merit of these claims, they can be time-consuming, and result in costly litigation and divert the attention of our technical and management personnel.

To resolve any claims made against us, we may be required to develop alternative non-infringing technology or obtain a license for the relevant intellectual property, each of which could be costly and time consuming. Licenses may not be available to us on commercially reasonable terms and conditions, or at all. We might also be required to cease using the trademark or trademarks under which our products were being marketed and sold. If any infringement or other intellectual property-based claim made against us by any third-party is successful, or if we fail to develop non-infringing technology or license the proprietary rights on commercially reasonable terms and conditions, our business, financial condition and results of operations could be materially and adversely affected.

We rely upon third-party licensed technology to develop our products. If licenses of third-party technology do not continue to be available to us or become very expensive, our ability to develop and introduce new products could be negatively impacted.

We integrate third-party software or other licensed technology into almost all of our products. From time to time, we may be required to license additional technology from third-parties to develop new products or product enhancements. However, these third-party licenses may not be available to us on commercially reasonable terms or at all. Further, some of our existing licenses can be terminated without cause by the licensor. Our inability to maintain existing licenses on reasonable teams, or obtain additional licenses necessary to develop new products and product enhancements, could require us to obtain substitute technology at a greater cost or of lower quality or performance standards or delay product development. Any of these results may limit our ability to develop new products that utilize the latest technologies, which could harm our business, financial condition and results of operations.

Our rights to the intellectual property we develop may be difficult to enforce.

We generally rely on patent, copyright, trademark, trade secret and other intellectual property laws to establish and protect the proprietary rights in our know-how, technology, products, and product names. As of June 30, 2006, we had filed four trademark applications and 17 invention patent applications in China and had registered four trademarks, one patent for utility model, two invention patents, nine proprietary rights for integrated circuit design diagrams and two computer software copyrights in China. In addition, as of June 30, 2006, we had registered two trademarks in Hong Kong. The applications may not be granted, or if granted, may be challenged, invalidated, or circumvented by others. Further, we cannot be sure that any rights granted under patents, trademarks, copyrights or proprietary rights that are issued or registered will be sufficient to protect our technology or will in fact provide competitive advantages to us. If we are unable to protect the key intellectual properties that we develop and use in our products, our ability to compete effectively may be diminished.

From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. Even where we take such actions, we cannot assure you that we will be successful or that our rights will be protected. Further, our headquarters and principal operations are located in China. Our efforts to protect our proprietary rights could be ineffective in China where the laws may not protect proprietary rights as effectively as do laws in other countries such as the United States.

Our intellectual property indemnification practices may adversely impact our business.

From time to time we may be required to indemnify our customers for certain costs and damages of patent and copyright infringement in circumstances where our product is the factor creating the customer’s infringement exposure. This practice may subject us to significant indemnification claims by our customers. Our products are designed for use in devices manufactured by our customers that comply with international standards, such as the MP3 standard. These international standards are often covered by patents or copyrights held by third-parties, which may include our competitors. Before we design our products, we discuss with our customers the proprietary technologies that we must incorporate into our SoCs and the international standards our SoCs must meet to function in the targeted portable media player products. We then obtain licenses required to incorporate each of those proprietary technologies into SoCs that meet these standards. The combined costs of identifying and obtaining licenses from all holders of patents and copyrights essential to such international standards could be high and could reduce our profitability or increase our losses. The cost of not obtaining such licenses could also be high if a holder of such patent or copyrights brings a claim for patent or copyright infringement. Any claims for indemnification that may be made could not have a material adverse effect on our business, financial condition and results of operations.

Risks Related to our Industry

Demand for our products is highly dependent on the consumer electronics market, which is characterized by short product life cycles and subject to risks related to product transitions and supply of other components.

We derive almost all of our revenues from a limited number of products that are used in consumer electronic devices. The consumer electronics market is characterized by intense competition, rapidly changing technology, and continuously evolving consumer preferences. These factors result in the frequent introduction of new products, short product life cycles and significant price competition. The dynamic nature of this market limits our, as well as our customers’, ability to accurately forecast quarterly and annual sales. If we or our customers are unable to manage product transitions, our business and results of operations could be negatively affected. In addition, we are subject to the risk of supply problems for other components, such as flash memory, that our customers require for manufacturing the consumer end product. For example, if our customers are unable to obtain sufficient supplies of other key components in their portable media players, the sales of our products that are also used in such devices would be adversely affected. A decrease in demand for consumer electronics will also decrease demand for our products, which will adversely affect our business and results of operations.

The availability of digital media content may affect demand for our products.

The demand for portable media players may be adversely impacted by the enforcement of limits on file sharing and downloadable media content. The major record labels are pursuing ways to curb consumer downloading of music from the Internet without paying any fees or royalties to the owners of that music. In particular, the Recording Industry Association of America, a recording industry trade group, has sued numerous individuals for distributing copyrighted songs over the Internet. Most recently, the U.S. Supreme Court ruled that distributors of software for sharing music and video files may be held responsible for theft if their intent was to encourage users to illegally trade copyrighted files. This may cause websites offering such software to cease operating. If the record labels, other music or video producers, or other parties are successful in limiting the ability of consumers to obtain free music or videos on the Internet, the demand for consumer electronic devices such as portable media players that use our products may decline, which in turn could harm our business, financial condition and results of operations.

We are subject to the highly cyclical nature of the semiconductor industry.

The semiconductor industry is highly cyclical. The industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product life cycles (of both semiconductor companies’ and their customers’ products) and declines in general economic conditions. These downturns have been characterized by production overcapacity, high inventory levels and accelerated erosion of average selling price. Any future downturns could significantly harm our sales or reduce our profitability for a prolonged period of time. From time to time, the semiconductor industry also has experienced periods of increased demand and production capacity constraints. We may experience substantial changes in future operating results due to semiconductor industry conditions, general economic conditions and other factors.

The industry standards supported by our products are continually evolving, and our success depends on our ability to adapt our products to meet these changing industry standards.

Our ability to compete in the future will depend on our ability to ensure that our products comply with changing industry standards. The emergence of new industry standards could render our products incompatible with products developed by our customers. As a result, we could be required to invest significant time and effort and to incur significant expense to redesign our products to ensure compliance with relevant standards. If our products do not comply with prevailing industry standards for a significant period of time, we could miss opportunities to achieve crucial product introductions. We may invest substantial effort and expense in developing or using new technologies or in developing new products or product enhancements, but such effort and expense may not result in market acceptance of our products.

Risks Related to Doing Business in China

Taiwan regulations and recent changes in the policies of the Investment Commission in Taiwan relating to the involvement of Taiwanese persons in companies that have direct and indirect investments in the PRC may limit our ability to retain certain employees and members of our management.

Pursuant to various Taiwan regulations promulgated by Taiwan’s Ministry of Economic Affairs, Investment Commission, or IC, no Taiwanese person or entity established under the laws of Taiwan, which we refer to as Taiwanese Persons, may invest, directly or indirectly, in a PRC entity unless the investment complies with certain regulations and policies relating to restrictions on investment and participation in investments in PRC companies, which we refer to as the PRC Investment Regulations, and is approved by the IC, or, in limited circumstances, a report to the IC has been filed. Furthermore, the IC has prohibited investments by Taiwanese Persons in certain industries in the PRC, including the semiconductor design industry and certain sectors of the semiconductor manufacturing industry. Under the PRC Investment Regulations, if (A) a Taiwanese Person invests in a non-Taiwan entity, or NTE, that invests in a PRC entity, and (B) such Taiwanese Person has “control and influence” over the NTE, that Taiwanese Person will be deemed to have made an indirect investment in the PRC and must abide by the PRC Investment Regulations. According to a press release issued by the IC on June 14, 2005, a Taiwanese Person will be deemed to have control and influence over the NTE if (1) that Taiwanese Person holds more than 5% of the equity of the NTE or is the largest shareholder of the NTE; (2) the investment amount made by that Taiwanese Person in the NTE is over US$200,000; or (3) that Taiwanese Person acts as a director, supervisory director or president of the NTE. Taiwanese Persons who violate these regulations and policies may be subject to both civil and even criminal sanctions in Taiwan.

Certain of our employees and management, including our chief executive officer, are Taiwanese Persons. The Taiwan government may interpret its current regulations and policies, or the Taiwan government may change or amend its regulations and policies in this area, such that it considers one or more of our employees and management as having inappropriate control and influence. Such employee or manager, including our chief executive officer, could be required to leave the company or be subject to sanctions by the Taiwan Government.

A slowdown in the growth of the Chinese economy may slow down our growth and profitability.

Our business is primarily dependent upon the economy and the business environment in China. In particular, our growth strategy is based upon the assumption that demand in China for portable media players and portable media players, in particular, will continue to grow with the Chinese economy. However, the growth of the Chinese economy has been uneven across geographic regions and economic sectors. Several years ago, the Chinese economy also experienced deflation, which may reoccur in the foreseeable future. There can be no assurance that growth of the Chinese economy will be steady, uniform or that any slowdown will not have a negative effect on our business.

China’s legal system is characterized by uncertainty that could negatively impact our business and results of operations.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little value as precedent. Beginning in 1979, the PRC government promulgated a comprehensive system of laws and regulations governing economic matters, which has had the overall effect of significantly enhancing the protections afforded to foreign invested enterprises in China.

However, these laws, regulations and legal requirements are relatively new and are evolving rapidly, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to foreign investors. In addition, enforcement of existing laws, or contracts based on existing law, may be uncertain and sporadic, and it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction. The relative inexperience of China’s judiciary in many cases creates additional uncertainty as to the outcome of any litigation. Furthermore, interpretation of statutes and regulations may be subject to new government policies reflecting domestic political changes.

Our activities in China will be subject to administrative review and approval by various national and local agencies of the PRC government. Because of the changes occurring in China’s legal and regulatory structure, we may not be able to secure the requisite governmental approval for our activities. Failure to obtain the requisite governmental approval for any of our activities could adversely affect our business and results of operations.

Any recurrence of SARS or another widespread public health problem, such as the emergence of an avian influenza, could negatively impact our business and results of operations.

A renewed outbreak of SARS or another widespread public health problem in China and Hong Kong, where substantially all of our revenue is derived and where our operations are located, could have a negative effect on our operations. Our operations may be impacted by a number of health-related factors, including the following:

•	quarantines or closures of some of our offices which would severely disrupt our operations;

•	the sickness or death of our key officers and employees; and

•	a general slowdown in the Chinese economy.

Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations.

Changes in China’s political and economic policies could negatively impact our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject in a significant degree to the economic, political and legal developments in China. China’s economy has historically been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy. Although we believe that the economic reform and the macroeconomic measures adopted by the PRC government have had a positive effect on the economic development of China, we cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations. In addition, the Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD. These differences include:

•	economic structure;

•	level of government involvement in the economy;

•	level of development;

•	level of capital reinvestment;

•	control of foreign exchange;

•	methods of allocating resources; and

•	balance of payments position.

As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.

Restrictions on foreign currency exchange may limit our ability to receive and use our revenues effectively.

Any future restrictions on currency exchanges may limit our ability to use revenues generated in Renminbi to fund our business activities outside China or to make dividend or other payments in U.S. dollars or other foreign currencies. Although the PRC government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions, significant restrictions still remain, including primarily the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. In addition, remittance of foreign currencies abroad and conversion of Renminbi for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi, especially with respect to foreign exchange transactions.

The discontinuation of any of the preferential tax treatments currently available to us in China could materially and adversely affect our business, financial condition and results of operations.

Currently, our PRC subsidiary, Actions Semiconductor Zhuhai, through which substantially all of our operations are conducted, enjoys preferential tax treatment, in the form of reduced tax rates or tax holidays, provided by the PRC government or its local agencies or bureaus. As a technology company operating in a designated economic zone, we benefit from a 15% preferential enterprise income tax rate, compared to a standard rate of 33%. In addition, we were granted an income tax exemption for the years ended December 31, 2004 and 2005, and currently benefit from a three-year tax holiday during which we are subject to a 7.5% preferential enterprise income tax rate for the years ended December 31, 2006, 2007 and 2008. For more details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Taxation.” Moreover, no tax is payable under PRC laws and regulations by Actions Semiconductor Zhuhai with respect to any dividend payments made by Actions Semiconductor Zhuhai to us, as its shareholder, or the receipt by us of the profits remitted, provided that such profits are permitted to be paid by it in accordance with PRC laws and regulations. There have been various tax reform proposals in China, and if any of these incentives are reduced or eliminated by government authorities in the future, our effective tax rates on a consolidated basis could increase significantly. We may not continue to enjoy these preferential tax treatments in the future. The discontinuation of these preferential tax treatments could materially and adversely affect our business, financial condition and results of operations.

Actions Semiconductor Zhuhai is subject to restrictions on dividend payments.

We are a holding company incorporated in the Cayman Islands with no operating assets. We rely on dividends and other distributions from our operating subsidiary in the PRC, Actions Semiconductor Zhuhai, to provide us with our cash flow and allow us to pay dividends on the shares underlying our ADSs and meet our other obligations. Current regulations in China permit Actions Semiconductor Zhuhai to pay dividends to us only out of its accumulated distributable profits, if any, determined in accordance with its articles of association and PRC accounting standards and regulations. In particular, Actions Semiconductor Zhuhai, as a wholly foreign owned enterprise in China, is required to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its after-tax profits each year. Such cash reserve may not be distributed as cash dividends. Pursuant to an executive director’s resolution of Actions Semiconductor Zhuhai dated June 19, 2006, as of December 31, 2005, the aggregate amount of the reserve fund of Actions Semiconductor Zhuhai has exceeded half of its registered capital, and therefore, Actions Semiconductor Zhuhai is not required to set aside any addition reserve fund. In addition, if Actions Semiconductor Zhuhai incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. For more details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Corporate Structure.”

Fluctuations in the value of the Renminbi could negatively impact our results of operations.

Our reporting currency is the U.S. dollar and virtually all of our sales are denominated in U.S. dollars. Our operating expenses and substantially all of our assets and liabilities are denominated in Renminbi. As a result, we are exposed to foreign exchange risk, and our results of operations may be negatively impacted by fluctuations in the exchange rate between the U.S. dollar and Renminbi. If the Renminbi appreciates against the U.S. dollar, our operating expenses will increase and, as a consequence, our operating margins and net income will likely decline.

The value of the Renminbi is subject to changes in China’s governmental policies and to international economic and political developments. Since January 1, 1994, the PRC government has used a unitary managed floating rate system. Under this system, the People’s Bank of China, or PBOC, publishes a daily base exchange rate with reference primarily to the supply and demand of Renminbi against U.S. dollar and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rates for Renminbi within a specified band around the central bank’s daily exchange rate. However, since July 2005 the Renminbi is no longer pegged solely to the U.S. dollar. Instead, it is reported to be pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. For example, on June 5, 2006 the Renminbi was revalued against the U.S. dollar from approximately RMB8.0214 to US$1.00, to approximately RMB8.0057 to the US$1.00. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar.

As we rely entirely on dividends paid to us by Actions Semiconductor Zhuhai, any significant devaluation of the Renminbi would have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms. Conversely, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Fluctuations in the exchange rate will also affect the earnings from and the value of any U.S. dollar-denominated investments we make in the future.

Risks Related to This Offering

The price of our ADSs has been volatile and may continue to be volatile, which may make it difficult for holders to resell the ADSs when desired or at attractive prices.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since our ADSs became listed in November 2005, the closing prices of our ADSs on the Nasdaq National Market has ranged from US$6.55 to US$12.24 per ADS and the last reported sale price on July 19, 2006 was US$8.93. Our ADS price may fluctuate in response to a number of events and factors. The financial markets in general, and the market prices for many PRC companies in particular, have experienced volatility that often has been unrelated to the operating performance of such companies.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons, including those discussed in this Risk Factors section. Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot give any assurance that these factors will not occur in the future.

The sale by our existing shareholders of a substantial number of our ADSs in the public market could adversely affect the price of our ADSs.

In November 2005, we and our selling shareholders completed our initial public offering and issued 54,000,000 ordinary shares, or 9,000,000 ADSs, representing 10.5% of our issued share capital immediately thereafter. In this offering our selling shareholders are offering an aggregate of 72,000,000 ordinary shares, or

12,000,000 ADSs, representing 14.0% of our issued share capital immediately thereafter. Further sales by us or our existing shareholders of substantial amounts of our ordinary shares or ADSs in the public markets after this offering could adversely affect market prices prevailing from time to time. Only a limited number of the ordinary shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse or if these restrictions are waived, future sales of substantial amounts of our ordinary shares or ADSs, or the possibility of such sales, could negatively impact the market price of our ADSs, and limit our ability to raise equity capital in the future. See “Shares Eligible for Future Sale.”

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to holders of our ordinary shares, including rights to acquire our securities. We cannot offer to holders of our ADSs those rights unless the securities to which the rights relate are either registered under the U.S. Securities Act of 1933, which we refer to in this document as the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings. The depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, the rights of minority shareholders to institute actions, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the latter of which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct substantially all of our operations in China and because the majority of our directors and officers reside outside of the United States.

We are incorporated in the Cayman Islands, and we conduct substantially all of our operations in China through Actions Semiconductor Zhuhai. Most of our directors and officers reside, and substantially all of the assets of those persons are located, outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China see “Enforceability of Civil Liabilities.”

Holders of ADSs may not be able to exercise the rights of shareholders, including the right to vote as a shareholder.

As a holder of our ADSs, you will not be recorded as a shareholder on the share register of the Company. Only registered holders of our ordinary shares are entitled as a matter of Cayman Islands law to exercise the rights of shareholders including voting their shares and receiving dividends and distributions. The depositary or its custodian will be the registered holder of all the ordinary shares represented by the ADSs and, thus, will be the only party entitled to exercise the rights of a shareholder with respect to those ordinary shares held by them. You will not be able to exercise the rights of a shareholder, including the right to vote, unless you withdraw our ordinary shares underlying the ADSs you hold. However, you may not be able to withdraw ordinary shares in time to be able to exercise your rights. For example, you may not know about shareholder meetings enough in advance to withdraw those ordinary shares. If we ask for your instructions, the depositary will notify you of an upcoming vote and arrange to deliver our voting materials to you. You may not receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be little you can do if the ordinary shares underlying your ADSs are not voted as you requested. For more information regarding your rights as a holder of the ADSs, please see “Description of American Depositary Shares.”

Except in limited circumstances, the depositary for our ADSs, in the case of poll voting will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

Under the deposit agreement for the ADSs, the depositary, in the case of poll voting will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless we notify the depositary that:

•	we do not wish to receive a discretionary proxy;

•	we think there is substantial shareholder opposition to the particular proposal; or

•	we think the particular proposal would have a material adverse impact on our shareholders.

The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our ordinary shares or any value for them if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us or the depositary to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by ADRs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may be subject to limitations on transfers of our ordinary shares.

Our ordinary shares are transferable subject to restrictions in our articles of association. However, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share without assigning any reasons therefor. In addition, the registration of transfers may be suspended as our board of directors may determine, for up to 45 days in any year.

FORWARD-LOOKING STATEMENTS

Many statements made in this document under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and elsewhere are forward-looking statements that reflect our current expectations and views of future events and are based upon beliefs and assumptions of our management. You can identify these forward-looking statements by terminology such as “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including those discussed in “Risk Factors” or related to:

•	the risk that we may not be able to develop and successfully market new products;

•	the risk that consumer preferences will shift away from the products manufactured by our customers;

•	the risk that our rights to intellectual property used in our products may be challenged by our competitors;

•	the risk that we will not be able to develop and implement additional operational and financial systems to manage our operations as they expand;

•	intensifying competition in the market in which we operate;

•	the outcome of legal proceedings in which we are currently engaged;

•	the risk that we may be unable to retain or attract key personnel;

•	governmental uncertainties; and

•	the risk that our various relationships with our distributor and contract manufacturer customers will change in a way that adversely affects our business.

We do not undertake any obligation to update or otherwise revise this forward-looking information, except as required under applicable law. Accordingly, you should not place undue reliance on any forward-looking information.

USE OF PROCEEDS

We will not receive any of the proceeds from this offering.

DIVIDEND POLICY

Annual dividends, if any, on our shares and ADSs will be declared by and subject to the discretion of our board of directors. Our board of directors may from time to time pay to the shareholders such interim dividends as appear to our board of directors to be justified by our profits. We may pay dividends to shareholders in the future; however, such payments will depend upon a number of factors, including our results of operations, earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors considered relevant by our board of directors. We currently intend to retain all of our earnings to finance the development and expansion of our business and therefore do not intend to declare or pay cash dividends on our shares and ADSs in the near to medium term.

Our dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which the directors determine is no longer needed or out of our share premium account. We currently have no reserve set aside from profits for the payment of dividends.

Our ability to pay dividends depends substantially on the payment of dividends to us by our PRC operating subsidiary, Actions Semiconductor Zhuhai. Actions Semiconductor Zhuhai may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. In addition, Actions Semiconductor Zhuhai, as a wholly foreign owned enterprise, is required to provide for a reserve fund and a staff and workers’ bonus fund, and to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its after-tax profits each year at the discretion of its executive director. Allocations to these statutory reserves and funds can only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends. Any limitation on the payment of dividends by our subsidiaries could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, and otherwise fund and conduct our businesses.

Our subsidiary Actions Semiconductor (Mauritius) declared a special dividend in June 2005 in the amount of US$20 million, which was paid in July 2005. We will not use this dividend distribution as a reference or basis to determine the amount of future dividends, if any. Any future dividends will be paid in accordance with our policy described above.

MARKET PRICE INFORMATION FOR OUR ADSs

Our ADSs have been quoted on the Nasdaq National Market under the symbol “ACTS” since November 30, 2005. Each ADS represents six ordinary shares. On July 19, 2006, the reported last sale price of our ADSs on the Nasdaq National Market was US$8.93. As of April 26, 2006, the record date for our annual meeting of the shareholders for the year 2006, there was one registered holder and 1,569 beneficial holders of ADSs on our record.

The table below sets forth, for the periods indicated, the highest and lowest trading prices for our ADSs on the Nasdaq National Market.

	High		Low
November 2005 (from November 30, 2005)	US$	8.25	US$	7.75
December 2005		9.25		7.08
January 2006		8.00		6.55
February 2006		8.90		7.10
March 2006		10.44		7.00
April 2006		10.92		9.50
May 2006		12.24		9.75
June 2006		11.70		10.09
July 2006 (through July 19, 2006)		10.55		8.18

Source: www.NASDAQ.com

CAPITALIZATION

The following table shows our capitalization as of June 30, 2006.

Please read this information together with:

•	the section of this document entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and

•	our consolidated financial statements and related notes included elsewhere in this document.

As of June 30, 2006
US$
(in thousands)
Long-term debt (net of current portion)
Other liabilities	375
Secured	—
Unsecured	—

Total long-term debt	375

Shareholders’ Equity
Share Capital:
Ordinary shares of par value US$0.000001, 2,000,000,000 shares authorized, 516,000,000 shares issued and outstanding	1
Additional paid-in capital	49,629
Other	2,129
Retained earnings	112,723

Total shareholders’ equity	164,482

Total capitalization	164,857

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the offering price per ADS you pay in this offering and the net tangible book value per ADS after the offering. Dilution results from the fact that the per ordinary share offering price of our ADSs is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares. Our net tangible book value at June 30, 2006 was US$161.3 million, or US$0.31 per ordinary share and US$1.86 per ADS. Net tangible book value represents total consolidated tangible assets less total consolidated liabilities and minority interests.

Without taking into account any changes in such net tangible book value after June 30, 2006, investors purchasing ADSs in this offering at the public offering price of US$8.93 per ADS (the reported last sale price of our ADSs on July 19, 2006) will experience an immediate dilution in net tangible book value of US$1.18 per ordinary share or US$7.07 per ADS. The following table illustrates this per share dilution:

Assumed public offering price per ordinary share	US$1.49
Net tangible book value per ordinary share as of June 30, 2006	0.31
Dilution per ordinary share to new investors	US$1.18
Dilution per ADS to new investors	US$7.07

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, both of which are included elsewhere in this document. The selected consolidated financial data presented below as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 have been prepared in accordance with U.S. GAAP and are derived from our audited consolidated financial statements included elsewhere in this document. The selected consolidated financial data presented below as of December 31, 2002 and 2003 and for the year ended December 31, 2002 have been prepared in accordance with U.S. GAAP and are derived from our audited consolidated financial statements which are not included in this document. The selected financial data as of and for the three month periods ended March 31, 2005 and 2006 have been derived from our unaudited consolidated financial statements included elsewhere in this document. Results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the full year. In our opinion, all adjustments necessary for a fair presentation of the financial data for the three months ended March 31, 2006 are contained in the consolidated financial statements that are included elsewhere in this document. The historical results are not necessarily indicative of results to be expected in any future period. All amounts below are in U.S. dollars, except data regarding number of shares and units shipped. Our operations in Zhuhai, China were established in December 2001 and we commenced commercial sales of our SoCs in the fourth quarter of 2002. Accordingly, no information has been presented for the period ending December 31, 2001.

Statements of Operations Data

	For the year ended December 31,								For the three months ended March 31,
	2002(1)		2003		2004		2005		2005		2006
	(thousands, except per share and share data)
Revenues:
System-on-a-chip products	US$	137	US$	4,319	US$	55,236	US$	149,369	US$	34,212	US$	35,817
Semiconductor product testing services		—		1,242		2,021		253		94		15

Total net revenues		137		5,561		57,257		149,622		34,306		35,832

Cost of revenues:
System-on-a-chip products		(93)		(2,868)		(25,565)		(60,518)		(14,274)		(16,199)
Semiconductor product testing services		—		(793)		(1,575)		(68)		(17)		(10)

Total cost of revenues		(93)		(3,661)		(27,140)		(60,586)		(14,291)		(16,209)

Gross profit		44		1,900		30,117		89,036		20,015		19,623

Other income		113		118		128		1,122		703		172
Operating expenses:
Research and development		(344)		(1,139)		(2,400)		(7,825)		(1,115)		(2,080)
General and administrative		(242)		(331)		(769)		(8,968)		(1,504)		(2,111)
Selling and marketing		(72)		(417)		(594)		(1,375)		(269)		(318)

Total operating expenses		(658)		(1,887)		(3,763)		(18,168)		(2,888)		(4,509)

Income (loss) from operations		(501)		131		26,482		71,990		17,830		15,286
Interest income		—		2		28		1,148		36		974
Interest expenses		—		—		—		(77)		—		(69)

Income (loss) before income taxes and minority interest		(501)		133		26,510		73,061		17,866		16,191
Income taxes		—		—		(25)		526		—		(1,285)
Minority interests		—		—		—		18		—		9

Net income (loss)		(501)		133		26,485		73,605		17,866		14,915

Net income per share:
Basic and diluted	US$	(0.001)	US$	—	US$	0.055	US$	0.152	US$	0.037	US$	0.029

Net income per ADS:
Basic and diluted	US$	(0.006)	US$	0.002	US$	0.331	US$	0.914	US$	0.222	US$	0.174

Dividend declared per share		—		—		—	US$	0.041		—		—

Weighted-average shares used in computation:
Basic and diluted		480,000,000		480,000,000		480,000,000		483,000,000		480,000,000		516,000,000

(1)	We commenced commercial sales of our SoCs during the fourth quarter of 2002.

Statements of Cash Flows Data

	For the year ended December 31,								For the three months ended March 31,
	2002(1)		2003		2004		2005		2005		2006
	(thousands)
Cash provided by (used in):
Operating activities	US$	(572)	US$	(381)	US$	29,694	US$	77,140	US$	18,069	US$	10,277
Investing activities		(517)		(355)		(997)		(28,567)		(469)		(19,280)
Financing activities		1,882		2,381		877		27,128		—		5,547

Balance Sheet Data

	As of December 31,										As of March 31, 2006
	2002(1)		2003		2004		2005
	(thousands)
Cash and cash equivalents	US$	793	US$	2,438	US$	32,013	US$	108,896			US$	105,844
Total current assets		1,110		4,177		43,713		153,828				162,962
Total assets		1,580		4,864		45,162		158,588				171,779
Total liabilities		199		969		14,045		27,431				25,247
Total shareholders’ equity		1,381		3,895		31,117		130,575				145,959

	For the year ended December 31,								For the three months ended March 31,
	2002(1)		2003		2004		2005		2005		2006
	(thousands, except average selling price)
Operating Data:
Sales of SoCs for portable media players	US$	—	US$	3,285	US$	54,069	US$	146,619	US$	33,385	US$	35,170
Units shipped		—		744		12,228		48,866		8,114		14,362
Average selling price		—	US$	4.40	US$	4.40	US$	3.00	US$	4.11	US$	2.45

(1)	We commenced commercial sales of our SoCs during the fourth quarter of 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and the related notes included in this document. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. We caution you that our business and financial performance are subject to substantial risks and uncertainties. Our actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” beginning on page 10 in this document.

Overview

We are a fabless semiconductor company that designs, develops and markets integrated platform solutions, including SoC, firmware, software development tools and reference designs, for manufacturers of portable media players. According to the China Semiconductor Industry Association, we are the largest fabless semiconductor company in China, with revenues and net income of US$149.6 million and US$73.6 million in 2005. According to iSuppli, we are one of the world’s largest providers of SoC products and platform solutions for the development and manufacture of portable media players by units shipped, with an estimated 36.5% share of the global market in 2005.

We believe that our integrated platform solution approach provides a high level of value for our customers and creates a successful business model for us. We believe that in 2005 and the three months ended March 31, 2006, we were among the most profitable fabless semiconductor companies listed on a United States stock exchange, as measured by operating margin. In the three months ended March 31, 2006, we had gross margin and operating margin of 54.8% and 42.7%, respectively. We seek to extend our market leadership in SoC products and platform solutions for the development of portable media players through investing in technology leadership, extending our network of independent software developers and value-added distributors, incorporating high-end features into products for the mass-market, and improving the functionality-to-price ratio of our products.

Recent Development

On July 17, 2006, we filed a Form 6-K with the U.S. Securities and Exchange Commission announcing our results for the three months ended June 30, 2006, the material contents of which are as follows: Our revenues for the three months ended June 30, 2006 were US$39.3 million, an increase of 5.9% over revenues of US$37.1 million in the three months ended June 30, 2005, and a 9.8% increase over revenues of US$35.8 million for the three months ended March 31, 2006. Our net income for the three months ended June 30, 2006 was US$18.1 million, or US$0.21 per diluted ADS, compared to US$17.2 million, or US$0.22 per diluted ADS, for the three months ended June 30, 2005, and compared to US$14.9 million, or US$0.17 per diluted ADS, for the three months ended March 31, 2006, resulting in a 21.5% sequential increase in net income. We reported gross and operating margins of 59.3% and 47.8%, respectively, in the three months ended June 30, 2006.

Factors that Impact our Results of Operations

Demand for portable media players

Throughout 2004 and 2005, a combination of factors, including a decrease in the price of portable media players caused by a significant decrease in the price of flash memory, which is a major cost component of many portable media players, and the growing acceptance of digital media distribution channels on the Internet such as Apple iTunes, Yahoo, MusicMatch and Napster, resulted in rapid growth in demand for portable media players. Because we supply SoCs for use in portable media players, we benefited greatly from the increased demand, and our revenues and profitability grew rapidly during this period. According to Gartner, the worldwide market for portable media players is expected to continue to grow, from 135 million units in 2005 to 287 million units in 2009, representing a CAGR of 20.9%. Further, we expect the growth in emerging markets, including China, India, Russia, and Brazil, will outpace the growth of the overall market for portable media players. However, while we anticipate future growth, it is unlikely that we will experience growth in revenues and profitability on a percentage basis comparable to what we experienced during 2004 and 2005 when consumer demand for portable media players began to increase rapidly. Accordingly, you should not rely on the results of any prior quarterly or annual periods as an indication of our future operating performance.

Average selling price of our products

The portable media player market has been characterized by rapidly changing technical standards and consumer preferences. Consumers generally expect that new product releases will have more capabilities than previous generations. To succeed in this intensely competitive and quickly evolving market, brand owners must constantly and rapidly introduce portable media players with more functions and enhanced features. As an SoC and integrated platform solutions provider for these brand owners, we typically introduce a new product series every nine to 12 months, and introduce new SoC products within a series with increased functionality and enhanced features more frequently.

The average selling price of any particular SoC product declines over time after it reaches maturity in the product life cycle. In general, we earn higher margins when a new SoC model is first introduced to the market and experience a corresponding decline in margins as its average selling price declines. However, we typically are able to partially offset the decline in the average selling price of a particular SoC, and mitigate the decline in our margins, through progressively increasing our yields during the product’s life. For example, we experienced a significant increase in shipments of our ATJ 2085 series SoCs commencing in the fourth quarter of 2004, and the ATJ 2085 series has continued to be our principal product line through the first quarter of 2006. However, over the six quarters from the fourth quarter of 2004 to the first quarter of 2006, the average selling price of our ATJ 2085 series SoCs decreased by approximately 38.5%. We introduced our ATJ 2097 series SoCs in the third quarter of 2005, which provide more functionality than our earlier series SoCs and are sold at higher prices. From the third quarter of 2005 to the first quarter of 2006, we have experienced less than a 15% decrease in the average selling price in our ATJ 2097 series SoCs. While our overall average selling prices generally benefit from the introduction of new SoC products, this benefit may be partially offset by pricing strategies we employ. For example, we may, from time to time, seek to take advantage of market opportunities by reducing our prices for certain SoC products in order to increase our sales volume and market share.

We seek to achieve revenue growth and margin stability through increasing our share of the total volume of units shipped by offering products with high functionality and competitive pricing; continuously integrating additional functionality to improve the value of our products; and reducing costs by achieving smaller die size, greater integration and migration to more advanced process technologies. In the event that we are not able to timely introduce new products, the average selling price of our products will decline and we may not be able to offset such decline by realizing additional production efficiencies.

Seasonality of the demand for our products

Like sales for most consumer electronics products, portable media player sales tend to increase significantly in the fourth quarter to meet the year-end holiday demand. As a result, orders for our SoCs generally increase in the third and forth quarters of each year and decrease in the first quarter. For example, our revenues decreased by US$4.1 million, or 10.3%, from US$39.9 million in the three months ended December 31, 2005 to US$35.8 million in the three months ended March 31, 2006, principally due to a 12.1% decrease in units shipped. As the rate of growth in our sales declines, we expect seasonality to have a more pronounced effect on our sales and cause our quarterly results to fluctuate significantly in future periods.

Foundry capacity and wafer pricing

To maximize our unit sales and profits, we must secure committed foundry capacity that is adequate to produce all of the SoCs that we can sell to our customers at prices that enable us to maintain or increase our profit margins. Wafer pricing is affected by the volume of our purchases and overall market demand, and tends to be cyclical. Because contract foundries have fixed capacities, in times of strong market demand, the prices that contract foundries charge for their wafer products and services generally increase, and correspondingly in times of lesser market demand, the prices that contract foundries charge for their wafer products and services may decrease. As a result, if the overall demand for electronics products is high, contract foundries that manufacture wafer products for electronics products may increase the prices that they charge to their customers, including our company. While our increased sales volume has helped us to negotiate better pricing terms and secure committed capacity with our foundries, we are still subject to seasonal and other factors affecting foundry capacity and pricing that are beyond our control.

Presently, He Jian manufactures almost all of our semiconductors. We also maintain relationships with other foundries to help ensure that we have alternative manufacturing capabilities if He Jian fails to achieve satisfactory yields or is unable to meet our requirements. However, there are many purchasers of foundry products and services that are larger than us, and our ability to source adequate foundry services could be affected by significant increases in demand for electronics products.

Financial Operations Overview

The following describes key components of our statements of operations:

Revenues

We generate revenues primarily from sales of SoCs for portable media players. We generally sell our SoCs together with solution development kits, or SDKs, or together with SDKs and reference designs, which we sometimes refer to as our total solutions. We sell a small number of SoCs without SDKs or reference designs. The prices at which we sell our SoCs are generally not affected by whether we include SDKs or reference designs.

We previously generated limited revenues from sales of SoCs for energy metering products and for remote control toy cars. We licensed our technology in SoCs for remote control toys cars to a third-party in February 2005, and licensed our technology in SoCs for energy metering to our affiliate, Hi-Trend Investment Holding Co., Ltd., in May 2006. We have also generated limited revenues in providing semiconductor product testing services at times when we had excess capacity in our semiconductor testing operations.

Revenues from our SoCs for portable media players are affected by the volume of units shipped and the average selling price, which are in turn influenced by our product mix and selling prices for individual products. Our selling prices are principally determined by our products’ features and functionality, and by market conditions. As our SoCs for portable media players mature in the market, their selling prices tend to decline over time. We have been able to limit the decline in our average selling prices by introducing new products with additional features and functions with higher initial selling prices. In 2004, 2005 and in the three months ended March 31, 2006, sales of SoCs for portable media players accounted for approximately 94.4%, 98.0% and 98.2% of our total revenues, respectively.

Cost of Revenues

Our cost of revenues comprise costs for our SoC products and have historically also included costs for semiconductor product testing services, which consist of depreciation and amortization costs for product testing equipment and costs associated with operating this equipment.

SoCs

Cost of revenues for our SoC products primarily consists of our wafer prices, external testing and packaging fees, royalty payments and licensing fees, and personnel and occupancy expenses associated with our operations. In addition, we include historical inventory handling costs, inventory write-downs and transportation costs in our cost of revenues. The inventory write-downs have been immaterial to date. There can be no assurance, however, that a decrease in the average selling price of our products in the future would not require us to provide for material allowances in future periods.

In general, our per unit costs, including wafer prices and external testing and packaging fees, declined for the majority of our SoC products beginning from the first quarter of 2004 through the first quarter of 2006 as we increased the volume of our orders.

Wafer Pricing:    We outsource the manufacturing of our SoC products to contract foundries. Wafer prices, which include both the purchase of silicon wafers and the foundries’ processing charges, are the largest component of our cost of revenues, comprising 53.8%, 68.6% and 68.3% of our cost of revenues in 2004, 2005 and the three months ended March 31, 2006, respectively. We expect that wafer prices will continue to comprise the largest portion of our costs of revenues for the foreseeable future.

Royalty Payments and Licensing Fees:    We have entered into licensing agreements with respect to third-party technologies that we use in our products. Our most important licenses include those for MP3 digital compression technologies from Thomson, WMA compression technology and digital rights management, or DRM, from Microsoft, surround sound from SRS Labs, Inc. and CPU core from MIPS Technologies. We generally pay licensing fees at the time we enter into the licensing agreement with the technology licensor. In addition, we pay royalty fees to the technology licensors based on the number of products we sell using the licensed technology. In general, however, the royalty payments that we pay are capped at a fixed maximum amount. As a result, product shipments made above the levels at which maximum royalty payments are required result in a higher margin per unit. In certain instances, our customers choose to purchase our solutions excluding the licensed technology. In such cases, our sales price and cost of revenues for such products are lower to reflect the fact that we do not pay royalty fees on those products. Royalty payments and licensing fees accounted for 22.5%, 13.6% and 11.5% of our cost of revenues in 2004, 2005 and the three months ended March 31, 2006, respectively.

External Testing and Packaging:    We test the silicon wafers used in the production of our SoCs internally or outsource testing operations to third-party testing houses. We manufacture or purchase the testing equipment we use under strict cost-efficiency criteria. We enter into contracts with third-party testing houses whenever our production volume exceeds our testing capacity. After testing, we employ third-party subcontractors to slice wafers into individual die and to assemble and package the die into finished semiconductor packages, which processes are collectively referred to as “packaging”. Fees to third-party testing and packaging companies accounted for 15.5%, 15.0% and 18.9% of our cost of revenues in 2004, 2005 and the three months ended March 31, 2006, respectively.

Gross Profit

As the industry in which we compete is characterized by intense competition, integrated platform providers, including our company, must continuously invest in research and development to update and improve product features and functions. As a result, selling prices for products with less advanced features and functions generally decline over time as newer products are introduced. This aspect of the portable media player market means that in order to maintain our competitiveness and overall gross profit margin, we are required to continue to develop and offer products with improved features and additional functionality. We expect that our overall gross profit, as a percentage of revenues, may fluctuate from period to period as a result of shifts in product mix, changes in demand by consumers, changes in our pricing policies and those of our competitors, and new product introductions by us and our competitors.

Other Income

Our other income has principally comprised royalty income, subsidies and various non-operating items. Royalty income consists of licensing fees we receive from licensing our technology in SoCs for remote control toy cars and energy metering. Subsidies include rent subsidy provided by the Zhuhai municipal government for our headquarters and research facilities and project awards we have received for having undertaken research projects that advance areas of technology favored by the PRC government.

Operating Expenses

Our operating expenses include research and development expenses, selling and marketing expenses and general and administrative expenses.

Research and development expenses

Research and development expenses consist primarily of engineering expenses, costs associated with our electronic design automation software, depreciation on research and development equipment, and the cost of parts and materials for prototypes, as well as salaries, employee benefits and related expenses of employees engaged in research, design and development activities, including certain employees staffing our technology service center. We allocate the salaries, employee benefits and expenses attributable to field application engineers employed in our technology service center to research and development expenses, as the primary duty of these engineers is to provide customization services to our customers as a part of our integrated platform solutions. Such services are provided to our customers free of charge and prior to our receipt of purchase orders. As such, customers are under no obligation to reimburse us for costs incurred during this process or to actually purchase products from us. We expense all research and development costs as they are incurred.

Research and development expenses comprised 63.8%, 43.1% and 46.1% of our operating expenses in 2004, 2005 and the three months ended March 31, 2006, respectively. We believe that continued investment in research and development is critical to our ability to meet the changing requirements of our customers and to our overall long-term success. Accordingly, we expect that our research and development expenses will continue to grow both on an aggregate basis and as a percentage of our revenues as we employ additional research and development personnel, and as we seek to introduce more products and the life cycles of our products shorten. See “Business—Research and Development” for additional information on our research and development efforts.

General and administrative expenses

Our general and administrative expenses consist primarily of salaries, employee benefits, and related expenses for human resources, finance personnel and senior management. We also record expenses we incur for professional services, including fees related to our litigation with SigmaTel, as general and administrative expenses. Fees related to our litigation with SigmaTel were US$4.9 million and US$0.7 million for 2005 and the three months ended March 31, 2006, respectively. General and administrative expenses comprised 20.4%, 49.4% and 46.8% of our operating expenses in 2004, 2005 and the three months ended March 31, 2006. We expect our general and administrative expenses to increase in the future as we hire additional experienced management personnel to further expand our business, and as we incur additional professional service fees, such as legal and accounting fees, in connection with our obligations as a public company. We also expect that our legal costs will remain significant as we continue to vigorously defend against the ongoing intellectual property lawsuit.

Sales and marketing expenses

Our sales and marketing expenses consist primarily of salaries, employee benefits and related expenses for our sales and marketing department. They also include the direct costs attributable to our sales and marketing activities, such as travel, entertainment and advertising expenses. Sales and marketing expenses comprised 15.8%, 7.6% and 7.1% of our operating expenses in 2004, 2005 and the three months ended March 31, 2006. We intend to expand our sales and support network to better serve our customer base. As a result, we expect our sales and marketing expenses to increase in the future.

Interest income

We earn interest income from our demand deposit accounts as a part of our cash management.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our most critical policies include: (a) revenue recognition; (b) allowance for doubtful accounts; (c) allowance for obsolete inventories and (d) provision for litigation claims. The following is a discussion of our most critical policies, as well as the estimates and judgments involved.

Revenue Recognition

Our revenues are primarily derived from the sale of SoC products that we design and develop at our own expense. We recognize revenue based on firm customer orders with fixed terms and conditions, including the selling price net of discount and commissions, if any. We recognize revenue when delivery has occurred and collectability is determined to be reasonably assured. We also provide semiconductor product testing, and revenue is recognized when the services are rendered. We do not provide our customers with price protection and only provide the right of return for defective goods in connection with our warranty policy. To date, the costs of our warranty policy have been insignificant.

Allowance for Doubtful Accounts

Although we historically have not recorded allowance for doubtful accounts, in the future and from time to time, we may make such allowance based on our assessment of our customers’ credit worthiness on a case-by- case basis. On an ongoing basis, we analyze the payment history of customer accounts, including recent customer purchases. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, we will record an allowance against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. As our business grows, we expect our accounts receivable balance to increase. If the financial condition of our customers deteriorates, we may recognize allowance on such uncollectable accounts receivable, which would adversely impact our future operating results.

Allowance for Obsolete Inventories

We value our inventory at the lower of the actual costs of our inventory or its current estimated market value based on the selling prices of our SoCs. We record inventory provisions for estimated obsolescence or unmarketable inventories based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory provisions may be required.

Provision for Litigation Claims

We have been subject to legal proceedings and claims with respect to matters such as patents as identified in “Business—Legal Proceedings” in this document. Our success and future revenue growth will depend, in part, on our ability to protect our intellectual property.

It is possible that other companies might pursue litigation with respect to any claims such companies purport to have against us. The results of any litigation are inherently uncertain. In the event of an adverse result in any litigation with respect to intellectual property rights relevant to our products that could arise in the future, we could be required to obtain licenses to use the infringed technology, pay substantial damages under applicable law, cease the use and sale of infringing products or expend significant resources to develop non-infringing technology. Litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail.

We are currently involved in certain claims and legal proceedings and have incurred significant costs associated with defending these matters. Periodically, we review the status of each significant matter and assess our potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, we accrue a liability for the estimated loss. If we estimate that loss will be within a range, and no amount within the range is considered a better estimate than any other amount, we would record the minimum estimated liability.

Results of Operations

The following tables set forth selected results of operations data derived from our consolidated financial statements, expressed in thousands of U.S. dollars and as a percentage of revenues, for the periods indicated. Our historical results of operations are not necessarily indicative of the results for any future period.

	For the year ended December 31,								For the three months ended March 31,
	2002(1)		2003		2004		2005		2005		2006
	(thousands, except per share and share data)
Revenues:
System-on-a-chip products	US$	137	US$	4,319	US$	55,236	US$	149,369	US$	34,212	US$	35,817
Semiconductor product testing services		—		1,242		2,021		253		94		15

Total net revenues		137		5,561		57,257		149,622		34,306		35,832

Cost of revenues:
System-on-a-chip products		(93)		(2,868)		(25,565)		(60,518)		(14,274)		(16,199)
Semiconductor product testing services		—		(793)		(1,575)		(68)		(17)		(10)

Total cost of revenues		(93)		(3,661)		(27,140)		(60,586)		(14,291)		(16,209)

Gross profit		44		1,900		30,117		89,036		20,015		19,623

Other income		113		118		128		1,122		703		172
Operating expenses:
Research and development		(344)		(1,139)		(2,400)		(7,825)		(1,115)		(2,080)
General and administrative		(242)		(331)		(769)		(8,968)		(1,504)		(2,111)
Selling and marketing		(72)		(417)		(594)		(1,375)		(269)		(318)

Total operating expenses		(658)		(1,887)		(3,763)		(18,168)		(2,888)		(4,509)

Income (loss) from operations		(501)		131		26,482		71,990		17,830		15,286
Interest income		—		2		28		1,148		36		974
Interest expenses		—		—		—		(77)		—		(69)

Income (loss) before income taxes and minority interest		(501)		133		26,510		73,061		17,866		16,191
Income taxes		—		—		(25)		526		—		(1,285)
Minority interests		—		—		—		18		—		9

Net income (loss)		(501)		133		26,485		73,605		17,866		14,915

(1)	We commenced commercial sales of our SoCs during the fourth quarter of 2002.

	For the year ended December 31,				For the three months ended March 31,
	2002(1)	2003	2004	2005	2005	2006
Revenues:
System-on-a-chip products	100%	77.7%	96.5%	99.8%	99.7%	100.0%
Semiconductor product testing services	—	22.3%	3.5%	0.2%	0.3%	0.0%

Total net revenues	100%	100%	100%	100%	100%	100%

Cost of revenues:
System-on-a-chip products	(67.9%)	(51.6%)	(44.6%)	(40.4%)	(41.6%)	(45.2%)
Semiconductor product testing services	—	(14.3%)	(2.8%)	0.0%	0.0%	0.0%

Total cost of revenues	(67.9%)	(65.8%)	(47.4%)	(40.5%)	(41.7%)	(45.2%)

Gross profit	32.1%	34.2%	52.6%	59.5%	58.3%	54.8%

Other income	82.5%	2.1%	0.2%	0.7%	2.0%	0.5%
Operating expenses:
Research and development	(251.1%)	(20.5%)	(4.2%)	(5.2%)	(3.3%)	(5.8%)
General and administrative	(176.6%)	(6.0%)	(1.3%)	(6.0%)	(4.4%)	(5.9%)
Selling and marketing	(52.6%)	(7.5%)	(1.0%)	(0.9%)	(0.8%)	(0.9%)

Total operating expenses	(480.3%)	(33.9%)	(6.6%)	(12.1%)	(8.4%)	(12.6%)

Income (loss) from operations	(365.7%)	2.4%	46.3%	48.1%	52.0%	42.7%
Interest income	—	0.0%	0.0%	0.8%	0.1%	2.7%
Interest expenses	—	—	—	(0.1%)	—	(0.2%)

Income (loss) before income taxes and minority interest	(365.7%)	2.4%	46.3%	48.8%	52.1%	45.2%
Income taxes	—	—	0.0%	0.4%	—	(3.6%)

Minority interests	—	—	—	0.0%	—	0.0%

Net income (loss)	(365.7%)	2.4%	46.3%	49.2%	52.1%	41.6%

(1)	We commenced commercial sales of our SoCs during the fourth quarter of 2002.

Three Months ended March 31, 2005 and 2006

Revenues.    Revenues increased by US$1.5 million, or 4.4%, from US$34.3 million in the three months ended March 31, 2005 to US$35.8 million in the three months ended March 31, 2006. This increase was due primarily to an increase of 77% in units shipped of our SoCs for portable media players, which was driven by an increase in the market share of our products and an increase in the demand for SoCs for portable media players. This increase was offset by a 40.4% decline in the average selling price of our SoCs for portable media players in the three months ended March 31, 2006 compared to the three months ended March 31, 2005. The decline in average selling price was primarily the result of aggressive pricing strategies employed by other SoC designers and our strategy to reduce prices on certain products from time to time in order to increase our sales volume and market share. Our average selling price was also affected by our eight series products reaching maturity during 2005, which resulted in lower prices than in earlier periods, and reduced prices for our mature five series products. Sales of our more advanced nine series products helped to partially offset reduced prices in our eight and five series products.

Revenues from the sale of energy metering SoCs comprised of 0.6% and 1.8% of our total revenues in the three months ended March 31, 2005 and 2006, respectively. We licensed our technology in energy metering SoCs to our affiliate Hi-Trend Investment Holding Co., Ltd. and discontinued their manufacturing in May 2006.

Cost of Revenues.    Cost of revenues increased by US$1.9 million, or 13.3%, from US$14.3 million in the three months ended March 31, 2005 to US$16.2 million in the three months ended March 31, 2006, due primarily to an increase in units shipped of our SoC products. Such increase resulted in an increase in the cost of products shipped and an increase in the associated cost to support shipment of the increased units, including increased wafer prices, and external testing and packaging costs. Offsetting these increases was a decrease in licensing fees paid due to a change in product mix and because some of our customers chose to purchase our solutions excluding the compression software, in which case we do not pay royalties on these products.

Gross Profit.    As the decrease in average selling price was greater than the amount by which were able to reduce our per unit cost of revenues, our gross profit decreased by US$0.4 million, or 2.0%, from US$20.0 million in the three months ended March 31, 2005 to US$19.6 million in the three months ended March 31, 2006. Our gross profit margin was 58.3% in the three months ended March 31, 2005, compared to 54.8% in the three months ended March 31, 2006.

Other Income.    Other income decreased by US$531,000, or 75.5%, from US$703,000 in the three months ended March 31, 2005 to US$172,000 in the three months ended March 31, 2006. In the three months ended March 31, 2005, we recognized income of US$620,000 from the grant of rights to use our proprietary technology in SoCs for remote control toy cars to a third-party as we discontinued their sales.

Operating Expenses.    Total operating expenses increased by US$1.6 million, or 55.2%, from US$2.9 million in the three months ended March 31, 2005 to US$4.5 million in the three months ended March 31, 2006.

•	Research and development. Research and development expenses increased by US$1.0 million, or 90.9%, from US$1.1 million in the three months ended March 31, 2005 to US$2.1 million in the three months ended March 31, 2006, due primarily to the number of our research and development personnel and the significant increase in salary and cash bonuses paid to them. We awarded discretionary bonuses to certain research and development personnel in an amount of US$0.6 million during the three months ended March 31, 2005, compared with US$1.1 million during the three months ended March 31, 2006. Bonuses were awarded for the success of our various product roll-outs, including new applications and solutions for our eight series products, the introduction of our nine series products and the development of our thirteen series products. In response to the growing demand for our SoC products and to further our strategic initiatives, we increased the number of our research and development personnel during 2005 and in the three months ended March 31, 2006. As a result, we employed 168 research and development personnel as of March 31, 2006, an increase of 75.0% over the 96 research and development personnel employed as of March 31, 2005. Please see “Business—Research and Development” for more information on our current research and development initiatives.

•	General and administrative expenses. General and administrative expenses increased by US$0.6 million, or 40.0%, from US$1.5 million in the three months ended March 31, 2005 to US$2.1 million in the three months ended March 31, 2006, due primarily to a significant increase in salary and cash bonuses paid to our employees. We awarded discretionary bonuses to administrative personnel in an amount of US$0.1 million in the three months ended March 31, 2005, compared with US$0.5 million in the three months ended March 31, 2006. In addition, we incurred US$0.7 million in litigation expenses in the three months ended March 31, 2006, primarily in connection with our intellectual property dispute with SigmaTel. See “Business—Legal Proceedings.” We also employed a larger number of administrative personnel in response to the overall expansion of our business.

•	Selling and marketing expenses. Selling and marketing expenses increased by US$49,000, or 18.2%, from US$269,000 in the three months ended March 31, 2005 to US$318,000 in the three months ended March 31, 2006, due primarily to the increase in bonuses paid as partial consideration for the services provided by our sales and marketing personnel. We awarded discretionary bonuses to our sales and marketing personnel in an amount of US$101,000 during the three months ended March 31, 2005, compared with US$135,000 in the three months ended March 31, 2006.

Income from Operations.    As a result of the foregoing, our income from operations decreased by US$2.5 million, or 14.0%, from US$17.8 million in the three months ended March 31, 2005 to US$15.3 million in the three months ended March 31, 2006.

Interest Income.    Our interest income increased by US$938,000 or 2,605.6% from US$36,000 in the three months ended March 31, 2005 to US$974,000 in the three months ended March 31, 2006. We had higher levels of cash in the three months ended March 31, 2006, as our positive cash flow increased our cash holding by US$56.2 million. Our initial public offering in November 30, 2005 also increased our cash holding by US$44.6 million.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues.    Revenues increased by US$92.3 million, or 161.1%, from US$57.3 million in 2004 to US$149.6 million in 2005. This increase was due primarily to strong demand for our SoC products resulting in an increase of 299.6% in units shipped of our SoCs for portable media players. This increase was partially offset by a decline in the average selling price of our SoCs for portable media players in 2005 compared to 2004. Our average selling price declined 31.8% in 2005 compared to 2004, as we faced increased pricing pressure from the release of competing SoC products, and aggressive pricing strategies employed by other SoC designers.

Our ATJ 2075 Series SoC products began to reach maturity in their product life cycle commencing in late 2004. As a result, we shipped 74.4% less ATJ 2075 series SoCs, and the average selling price of ATJ 2075 series SoCs declined by 37.8%, in the first quarter of 2005 compared to the fourth quarter of 2004. These trends continued in the second quarter of 2005, and we discontinued shipment of ATJ 2075 Series SoC products in August 2005. In addition, we experienced an increase in demand for certain of our lower priced SoCs, such as our five series SoCs, which contributed to the decrease in our overall average selling price.

Offsetting these factors in part, we increased our efforts to promote our new ATJ 2085 series SoCs, and experienced a significant increase in shipments of our ATJ 2085 series SoCs commencing in the fourth quarter of 2004 and continuing through 2005. We believe our ATJ 2085 series SoC products began to reach their maturity in mid-2005, and have begun to experience a decline in average selling price. We introduced our ATJ 2097 series SoCs in August 2005, which provide more functionality than our earlier series SoCs and generate higher average selling price. However, the benefit to our higher selling prices of these newer SoC products was partially limited as we reduced our pricing to take advantage of market opportunities to increase our sales volume and market share as portable media players became increasingly popular.

Revenues from our semiconductor product testing services decreased by US$1.7 million, or 85%, from US$2.0 million in 2004 to US$253,000 in 2005 due primarily to lack of excess capacity in our semiconductor product testing equipment caused by an increase in units shipped of our SoC products. We only generate revenues from semiconductor product testing services when we have capacity in excess of what we need to test our own products. Our principal focus is increasing the number of SoC products that we sell to customers. Therefore, we have no plans to expand our semiconductor product testing services.

Cost of Revenues.    Cost of revenues increased by US$33.5 million, or 123.6%, from US$27.1 million in 2004 to US$60.6 million in 2005, due primarily to an increase in units shipped of our SoC products and the associated costs to produce and support shipment of higher unit volumes, including increased wafer prices, royalty payments, licensing fees and external testing and packaging costs.

The increase in our revenues was greater than the increase in our cost of revenues principally because we improved our operating efficiency, our contract foundries achieved a higher production yields and a change in our product mix. As a result, per unit costs, including fees for silicon wafers and external testing and packaging fees, declined for most of our SoC products in 2005 as compared to 2004.

Cost of revenues for our semiconductor product testing services decreased by US$1.5 million, or 93.8%, from US$1.6 million in 2004 to US$68,000 in 2005 as our increased sales of SoC products limited our capacity to provide these services.

Gross Profit.    As a result of the increase in sales of our SoC products, gross profit increased by US$58.9 million, or 195.7%, from US$30.1 million in 2004 to US$89.0 million in 2005. Our gross profit margin was

59.5% in 2005 compared to 52.6% in 2004. We were able to increase our overall gross profit margin primarily by decreasing our unit costs despite decreased average selling price. Our decrease in unit costs was primarily due to lower wafer costs during this period and our ability to spread fixed costs across a greater number of products sold.

Other Income.    Other income increased by US$972,000, or 759.4%, from US$128,000 in 2004 to US$1.1 million in 2005. The increase was primarily attributable to income of US$620,000 recognized on the grant of rights to use our technology for remote control toy cars to a third-party during the first quarter of 2005.

Total Operating Expenses.    Total operating expenses increased by US$14.4 million, or 378.9%, from US$3.8 million in 2004 to US$18.2 million in 2005.

•	Research and development. Research and development expenses increased by US$5.4 million, or 225.0%, from US$2.4 million in 2004 to US$7.8 million in 2005, due primarily to a significant increase in cash bonuses to our employees. We awarded discretionary bonuses in an amount of US$3.9 million to certain research and development personnel on various occasions during 2005 as a reward for the success of our various product roll-outs, including new applications and solutions for our eight series products and the introduction of our nine series products. In response to our strategic initiatives, coupled with the growing demand for our SoC products, we increased the number of our research and development projects, external consultants and related personnel throughout 2004 and 2005. As a result, we employed 158 dedicated research and development personnel as of December 31, 2005, an increase of 17.9% over the 134 dedicated research and development personnel employed as of December 31, 2004.

•	General and administrative expenses. General and administrative expenses increased by US$8.2 million, or 1,066.3%, from US$769,000 in 2004 to US$9.0 million in 2005, due primarily to the legal fees and litigation expenses of approximately US$4.9 million, which we incurred in 2005 in connection with our intellectual property dispute with SigmaTel. Also contributing to the increase was our higher number of administrative personnel added in response to the overall expansion of our business.

•	Selling and marketing expenses. Selling and marketing expenses increased by US$806,000, or 135.7%, from US$594,000 in 2004 to US$1.4 million in 2005, due primarily to the increase in the awards of bonuses for services provided by our sales and marketing personnel and the increase in the number of our sales and marketing personnel, as well as our continued efforts to develop and maintain customer relationships.

Income from Operations.    As a result of the foregoing, our income from operations increased by US$45.5 million, or 171.7%, from US$26.5 million in 2004 to US$72.0 million in 2005.

Interest Income.    We recorded interest income of US$28,000 for 2004. As our profitability improved throughout 2004 and into 2005, and we sustained positive cash flow, our interest income increased to US$1.1 million for 2005. Also contributing to our increased interest income was the deposit of proceeds from our initial public offering in November 2005.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues.    Revenues increased by US$51.7 million, or 923%, from US$5.6 million in 2003 to US$57.3 million in 2004, due primarily to an increase of 1,544% in units shipped of our SoCs for portable media players beginning in the second quarter of 2004, which was in turn caused by increased demand for portable media players. Average selling price did not change in 2004 versus 2003. While our ATJ 2075 series SoCs matured in late 2004, and experienced some moderate declines in price, we introduced our ATJ 2085 series SoCs in mid 2004, which helped to offset such declines. Our increased revenues from sales of SoCs for portable media players were offset in part by a decline in revenues from sales of SoC for remote control toy cars as we began to phase out sales of these products.

Revenues from our semiconductor product testing services increased by US$0.8 million, or 67%, from US$1.2 million in 2003 to US$2.0 million in 2004. This increase was due principally to our purchase of semiconductor product testing equipment as a part of our expansion, and the utilization of the excess capacity of that equipment.

Cost of Revenues.    Cost of revenues increased by US$23.4 million, or 632%, from US$3.7 million in 2003 to US$27.1 million in 2004, due primarily to an increase in units shipped of our SoCs for portable media players and associated costs to support shipment of higher unit volumes. As a direct result of our increased production and sale of SoCs for portable media players, cost of revenues attributable to wafer prices increased significantly. Increases in royalty payments and licensing fees and external testing and packaging costs also contributed to the increase in our cost of revenues in 2004 compared to 2003.

Gross Profit.    As a result of the increase in sales, gross profit increased by US$28.2 million, or 1,484%, from US$1.9 million in 2003 to US$30.1 million in 2004. Our gross profit margin was 52.6% in 2004 compared to 34.2% in 2003. We were able to increase our overall gross profit margin as a result of a decrease in our per unit costs of our SoCs for portable media player by 30% while our average selling price remained level.

Other Income.    Other income increased by US$10,000, or 8%, from US$118,000 in 2003 to US$128,000 in 2004. The increase was primarily due to a grant from a PRC government sponsored software development fund in the amount of US$18,000.

Total Operating Expenses.    Total operating expenses increased by US$1.9 million, or 100%, from US$1.9 million in 2003 to US$3.8 million in 2004, due to increases in our research and development expenses, general and administrative expenses and sales and marketing expenses.

•	Research and development. Research and development expenses increased by US$1.3 million, or 118%, from US$1.1 million in 2003 to US$2.4 million in 2004, due primarily to increases in bonuses to our research development personnel and increased costs associated with new product development and an increase of 26 employees in our research and development department during 2004.

•	General and administrative expenses. General and administrative expenses increased by US$438,000, or 132%, from US$331,000 in 2003 to US$769,000 in 2004, due primarily to increases in bonuses and costs associated with an increase in our administrative personnel added to support the overall expansion of our business.

•	Selling and marketing expenses. Selling and marketing expenses increased by US$177,000, or 42%, from US$417,000 in 2003 to US$594,000 in 2004, due primarily to increases in the number of sales and marketing personnel and payment of salary bonuses, as well as increased transportation costs, including insurance expenses due to increased units shipped of our SoCs.

Income from Operations.    As a result of the foregoing, our income from operations increased by US$26.4 million, or 20,153%, from US$131,000 in 2003 to US$26.5 million in 2004.

Interest Income.    Interest income increased by US$26,000, or 1,300%, from US$2,000 in 2003 to US$28,000 in 2004, due to the increase in our cash from operations that was deposited in an interest earning time deposit account.

Quarterly Financial Information

The following table sets forth selected results of operations data derived from our unaudited consolidated financial statements, expressed in thousands of U.S. dollars, for the three-month periods ended on the dates indicated.

	For the three months ended
	March 31, 2004		June 30, 2004		September 30, 2004		December 31, 2004		March 31, 2005		June 30, 2005		September 30, 2005		December 31, 2005		March 31, 2006
	(thousands)
Revenues	US$	2,834	US$	8,035	US$	14,201	US$	32,187	US$	34,306	US$	37,128	US$	38,289	US$	39,899	US$	35,832
Cost of revenues		(1,699)		(4,302)		(6,959)		(14,180)		(14,291)		(13,197)		(15,851)		(17,247)		(16,209)

Gross profit		1,135		3,733		7,242		18,007		20,015		23,931		22,438		22,652		19,623

Other income		29		21		53		25		703		160		92		167		172
Operating expenses
Research and development		(429)		(677)		(507)		(787)		(1,115)		(3,273)		(2,113)		(1,324)		(2,080)
General and administrative		(122)		(138)		(180)		(329)		(1,504)		(3,118)		(1,313)		(3,033)		(2,111)
Selling and marketing		(79)		(110)		(145)		(260)		(269)		(761)		(454)		109 (1)		(318)

Total operating expenses		(630)		(925)		(832)		(1,376)		(2,888)		(7,152)		(3,880)		(4,248)		(4,509)

Income (loss) from operations		534		2,829		6,463		16,656		17,830		16,939		18,650		18,571		15,286
Interest income, net		1		7		12		8		36		308		236		491		905

Income (loss) before income taxes and minority interest		535		2,836		6,475		16,664		17,866		17,247		18,886		19,062		16,191
Income taxes		—		—		—		(25)		—		—		(296)		822		(1,285)

Minority interest		—		—		—		—		—		—		—		18		9
Net income (loss) for the period	US$	535	US$	2,836	US$	6,475	US$	16,639	US$	17,866	US$	17,247	US$	18,590	US$	19,902	US$	14,915

(1)	We reversed certain bonus accrued for our employees during the three months ended December 31, 2005 in the amount of US$0.4 million

Revenues

Our revenues have increased in each quarter beginning with the first quarter of 2004 through the fourth quarter of 2005. We experienced a decrease in revenues in the first quarter of 2006 compared to the fourth quarter of 2005 because, similar to sales of most consumer electronics products, portable media player sales tend to increase significantly in the third and fourth quarters of each year, when customers place orders to meet year-end holiday demand. As almost all of our products are designed for incorporation into portable media players, our business is subject to seasonality. However, our rapid and continued growth has made it difficult for us to determine the effects of seasonality on our results of operations, and makes it challenging for us to plan for future periods when we expect that our rate of growth will slow and the effects of seasonality to become more pronounced. We do not believe that period-to-period comparisons of our revenues are necessarily meaningful as we are unlikely to be able to sustain this rate of growth in future periods.

Cost of Revenues

Cost of revenues has generally increased in each quarter beginning with the first quarter of 2004 through the first quarter of 2006, with the exception of a decrease in the second quarter of 2005 and the first quarter of 2006. Our cost of revenues decreased in the second quarter of 2005 compared to the first quarter of 2005 as a result of our reaching a milestone in units shipped that allowed us to pay reduced royalty fees per SoC for the remainder of 2005. Our cost of revenues decreased in the first quarter of 2006 compared to the fourth quarter of 2005 as a result of decrease in units shipped due to seasonal fluctuation.

Gross Profit

Gross profit has also generally increased in each quarter beginning with the first quarter of 2004 through the second quarter of 2005, consistent with the increase in quarterly revenues. However, our gross profit decreased in the third quarter of 2005 in comparison to the second quarter of 2005 primarily due to a decrease in our average selling price as we faced increased pricing pressure from the release of competing SoC products, and aggressive pricing strategies employed by other SoC designers. Our gross profit also decreased in the first quarter of 2006 in comparison to the fourth quarter of 2005 primarily due to a decrease in units shipped.

Operating Expenses

Total operating expenses generally increased throughout the periods indicated as we added research and development and administrative personnel. Our operating expenses decreased in the third quarter of 2005 in comparison to the second quarter of 2005, because in the second quarter of 2005 we accrued US$3.6 million in employee bonuses for their performance. In 2005 and the three months ended March 31, 2006, fees related to our litigation with SigmaTel, were US$4.9 million and US$0.7 million, respectively.

Net Income

As a result of the foregoing, our net income increased in each quarter beginning with the first quarter of 2004 through the fourth quarter of 2005, other than a slight decrease in the second quarter of 2005. Our net income was significantly lower in the first quarter of 2006 due to seasonality.

Our quarterly results of operations have varied in the past and we expect them to vary in future periods. We believe that period-to-period comparisons of our revenues and operating results for the three months ended March 31, 2004 through the three months ended March 31, 2006 reflect the significant growth in sales of our SoCs driven primarily by the increase in popularity of portable media players during this period, which was occasionally offset by the seasonality in the consumer electronics products. As a result, such comparisons are not necessarily meaningful and should not be relied upon as indications of future performance. If we fail to meet or exceed the expectations of securities analysts or investors, the trading price of our common stock could decline.

Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated:

	For the year ended December 31,						For the three months ended March 31,
	2003		2004		2005		2005		2006
	(thousands)
Net cash provided (used in) operating activities	US$	(381)	US$	29,694	US$	77,140	US$	18,069	US$	10,277
Cash used in investing activities		(355)		(997)		(28,567)		(469)		(19,280)
Cash provided by financing activities		2,381		877		27,128		—		5,547
Effect of exchange rate changes		—		1		1,182		41		404

Net increase (decrease) in cash and cash equivalents		1,645		29,575		76,883		17,641		(3,052)
Cash and cash equivalents, beginning of year/period		793		2,438		32,013		32,013		108,896

Cash and cash equivalents, end of year/period	US$	2,438	US$	32,013	US$	108,896	US$	49,654	US$	105,844

On March 31, 2006, we had US$105.8 million of cash and cash equivalents. We began to generate significant cash flow from operations beginning in the second half of 2004. As a result of our initial public offering in November 2005, we generated additional cash in the amount of US$44.6 million. In the future, we anticipate that our primary sources of liquidity will be cash provided by operations, and the proceeds of capital markets transactions, if any.

Operating Activities.    Net cash provided by operating activities amounted to US$10.3 million in the three months ended March 31, 2006. We generated net income during this period of US$14.9 million. We recorded a decrease in accrued expenses and other current liabilities of US$5.5 million relating to unpaid legal fees and accrued bonuses, and a decrease in accounts payable of US$3.2 million, which was partially offset by a decrease in accounts receivable of US$1.8 million and a decrease in inventory level of US$1.4 million.

In 2005, net cash provided by operating activities amounted to US$77.1 million. We generated net income in 2005 of US$73.6 million. We recorded an increase in accrued expenses and other current liabilities of US$7.3 million relating to unpaid legal fees and accrued bonuses and an increase in accounts payable of US$3.2 million, which was partially offset by an increase in accounts receivable of US$4.5 million and an increase in inventory level of US$2.0 million. During the first quarter of 2004 we instituted an inventory management policy to maintain inventory levels equivalent to no more than 30 to 40 days of sales. In connection with this policy, our inventory balances increased together with our increased sales volume. Our inventories increased further throughout 2005 as a result of these efforts.

For the year ended December 31, 2004, cash provided by operating activities was US$29.7 million reflecting our net income of US$26.5 million generated in this period. Our net cash provided by operating activities was greater than our net income because of an increase in accounts payable of US$9.3 million as a result of our suppliers’ willingness to extend credit terms to us, which typically call for settlement within 30 days, combined with higher purchases in support of increased production levels. In addition, we deferred payment of US$3.8 million of royalty expenses during 2004 because our units shipped increased sharply at the end of the year. On the other hand, we used cash to finance an increase in our accounts receivable of US$3.5 million, as we extended credit terms to several of our customers, which typically settle within 10 days, and an increase in inventories of US$3.9 million.

In 2003, our net cash used in operating activities was US$381,000, despite our net income of US$133,000, reflecting increased inventory levels and an increase in pre-paid expenses.

Investing Activities.    Net cash used in investing activities was US$19.3 million in the three months ended March 31, 2006, US$28.6 million in 2005, US$1.0 million in 2004, and US$0.4 million in 2003. Net cash used in investing activities in the three months ended March 31, 2006 consisted principally of an increase of US$9.6 million in time deposits with maturities between three and six months, US$5.3 million in restricted cash, reflecting time deposits placed into an account with the Bank of Communications as collateral for a short-term working-capital loan in the amount of RMB42.6 million (US$5.3 million) and US$2.8 million for the purchase of property, plant and equipment. Net cash used in investing activities in 2005 consisted principally of an increase in time deposits, with maturity terms of greater than three months but less than one year, in the amount of US$23.2 million, and an increase in restricted cash in the amount of US$2.5 million, reflecting a time deposit placed into an account with the Agriculture Bank of China as collateral for the short-term working-capital loan in the amount of RMB19.2 million (US$2.4 million). See “—Indebtedness”

Net cash used in investing activities in each of 2003 and 2004 was primarily for the purchase of capital equipment, including purchases of computer equipment and research and development tools, as well as testing equipment for our wafers and finished goods.

In addition, on July 15, 2005, we purchased 400,000 shares, representing 8% of the share capital, of Hi- Trend Investment Holding Co., Ltd., or Hi-Trend, an international business company incorporated in the British Virgin Islands for US$500,000, which has been accounted for as a cost method investment. We increased our investment to 18% of the share capital by purchasing an additional 500,000 shares in March 2006 for US$1.1 million.

Financing Activities.    Net cash from financing activities was US$5.5 million in the three months ended March 31, 2006, principally from short-term bank loans of approximately US$5.3 million. Net cash from financing activities was US$27.1 million in 2005, principally from the issue of shares in our initial public offering in the amount of US$44.6 million, which was partially offset by a special dividend declared by our subsidiary Actions Semiconductor (Mauritius) in June 2005 in the amount of US$20 million, which was paid in July 2005. In addition, net cash from financing activities included US$2.4 million short-term loan from the Agriculture Bank of China. See “—Investing Activities” above. Net cash provided by financing activities was US$877,000 in 2004 and US$2.4 million in 2003, primarily reflecting cash contributions from our shareholder. In 2004, we received subsidies from local government authorities in Zhuhai that contributed to our net cash provided by financing activities in the amount of US$145,000. We do not expect such contributions to recur in the future.

Indebtedness.    As of March 31, 2006, our total borrowings of US$7.7 million consisted principally of a secured short-term RMB-denominated loan from the Bank of Communication in the principal amount of approximately US$5.3 million with a fixed interest rate of 4.7% per annum and a secured short-term RMB-denominated loan from the Agriculture Bank of China in the amount of US$2.4 million with a fixed interest rate of 4.7% per annum. The interest payments on these loans are fully subsidized by the local government authorities in Zhuhai. This arrangement allows us to generate interest income on the restricted cash deposit while paying no interest on the loans.

Capital Expenditures.    We have historically financed our capital expenditures, consisting principally of wafer and final product testing equipment, engineering tools, software and other intangible assets, as well as long-term investments, with cash contributions from our shareholder and starting from the second half of 2004 with cash flows from operations. We made capital expenditures of US$347,000, US$989,000 and US$3.6 million in 2003, 2004 and 2005, respectively. For the three months ended March 31, 2006 we made capital expenditures of US$4.3 million consisting principally of US$2.8 million in the purchase of property, plant and equipment and US$1.1 million in long-term investments.

We plan to construct new corporate headquarters in Zhuhai in response to our anticipated growth, and may also establish offices in other cities in China, such as Shanghai, to better serve our existing and future customers in those areas. We anticipate continuing to invest in improving and upgrading our technology infrastructure, including acquiring additional engineering tools, software and other intangible assets. We also plan to continue to invest in additional testing equipment to expand our internal testing capacity, or make long-term investments in companies or technologies consistent with our business objectives. Accordingly, we expect to make additional capital expenditures totaling approximately US$20 million in 2006 and 2007 in connection with such efforts.

Capital Requirements.    Our capital requirements depend on numerous factors, including:

•	market acceptance of our products;

•	our expenditures on our planned new headquarters in Zhuhai;

•	our expenditures on research and development activities;

•	our expenditures on workstations, testing equipment, licenses and royalty payments and electronic design automation tools;

•	the resources we devote to marketing, selling and supporting our products;

•	the payment terms we negotiate with our customers;

•	market prices for our products; and

•	other working capital requirements.

We expect to devote substantial capital resources to support our research and development efforts, hire and expand our sales and marketing resources, and for other corporate activities. We believe that our current cash and cash equivalents, cash flow from operations, bank loans and the proceeds from the sale of our equity securities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months, and do not anticipate that we will require additional bank loans or proceeds from equity offerings during such period. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

Corporate Structure

We are a Cayman Islands exempted company and substantially all of our operations are conducted through Actions Semiconductor Zhuhai. The ability of Actions Semiconductor Zhuhai and our other subsidiaries to make dividend and other payments to us may be restricted by factors that include compliance with various requirements of local company law and accounting principles, changes in applicable foreign exchange policies and other laws and regulations. In particular, under Chinese law, Actions Semiconductor Zhuhai, as a wholly foreign-invested enterprise, may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. In addition, Actions Semiconductor Zhuhai, as a wholly foreign owned enterprise, is required to provide for a reserve fund and a staff and workers’ bonus fund, and to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its after-tax profits each year at the discretion of its executive director. Allocations to these statutory reserves and funds can only be used for specific purposes and are not distributable to us in the forms of loans, advances, or cash dividends. Pursuant to an executive director’s resolution of Actions Semiconductor Zhuhai dated June 19, 2006, as of December 31, 2005, the aggregate amount of the reserve fund of Actions Semiconductor Zhuhai has exceeded half of its registered capital, and therefore, Actions Semiconductor Zhuhai is not required to set aside any addition reserve fund. Any limitation on the payment of dividends by our subsidiaries could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, and otherwise fund and conduct our businesses.

Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by Actions Semiconductor Zhuhai only out of its retained earnings, if any, as determined in accordance with PRC regulations and accounting standards. Retained earnings calculated under PRC regulations and accounting standards may differ from retained earnings calculated in accordance with U.S. GAAP. As a result of these and other restrictions under PRC laws and regulations, Actions Semiconductor Zhuhai is restricted in its ability to transfer a portion of its net assets to us in the form of dividends, loans or advances, which restricted portion amounted to approximately US$3.9 million, or 3.0%, and US$3.9 million, or 2.7%, of our total consolidated net assets, as of December 31, 2005 and March 31, 2006, respectively.

Off-Balance Sheet Arrangements

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts.

Related Party Transactions

During the years ended December 31, 2002, 2003 and 2004, we received capital contributions of US$1.9 million, US$2.4 million and US$0.7 million, respectively, from our then sole shareholder, Honorable Data, during those periods.

During the year ended December 31, 2005, we received consultancy services for intellectual property and legal affairs, product technology, product development and technology licensing and research and development from several individual shareholders for fees amounting to $600,000.

Mr. Hsiang-Wei Lee, our Chief Financial Officer, was previously a shareholder and director of a customer, Digital Vision Incorporation Limited (“DVI”). As of December 31, 2005, Mr. Hsiang-Wei Lee had disposed of all his equity interest in DVI, which were acquired before becoming our Chief Financial Officer, and resigned as director of DVI. As of December 31, 2005, accounts receivable included a balance due from DVI of $2,192,000. For the year ended December 31, 2005 we recognized net sales of $3,372,000 to DVI.

Contractual Obligations

We have entered into licensing agreements with respect to certain of our key technologies, including licensing MP3 digital compression technology from Thomson, WMA compression technology and digital rights management from Microsoft, surround sound from SRS Labs, Inc. and CPU core from MIPS Technologies. Under these licensing agreements, we are required to pay royalties based on our units of shipment, which payments comprise a portion of our cost of revenue. In general, however, the royalty payments that we pay are capped at a fixed maximum amount. As a result, product shipments made above the levels at which maximum royalty payments do not increase our costs.

The following sets forth information regarding our aggregate payment obligations under our contracts and commercial commitments as of March 31, 2006:

	Payments due by period
Contractual obligations	Total		Less than 1 year		1-3 years		3-5 years		After 5 years
Operating lease obligations	US$	549	US$	264	US$	285	US$	—	US$	—
Royalty Commitment		1,845		1,390		455		—		—
Capital commitment.		2,158		2,158		—		—		—
Other liabilities		418		418		—		—		—
Purchase of products from contract foundries		9,229		9,229		—		—		—

Total contractual obligations	US$	14,199	US$	13,459	US$	740	US$	—	US$	—

Inflation

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, China’s overall inflation rate, as represented by changes in the Consumer Price Index, was approximately 1.2% in 2003, 3.9% in 2004 and 1.8% in 2005.

Taxation

Our net income is primarily derived from Actions Semiconductor Zhuhai. PRC companies are generally subject to a 30% national enterprise income tax, or EIT, and a 3% local income tax. However, Actions Semiconductor Zhuhai was established in the Zhuhai Special Economic Zone of China as a foreign invested enterprise and principally conducts its business operations in this zone. Therefore, it is subject to the reduced EIT rate of 15% and is exempt from EIT for its first two years of profitable operations after offsetting prior years’ tax losses, and will be entitled to a 50% reduction in its EIT for the following three years as approved by the tax authorities in accordance with the China Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and its Implementation Rules issued in 1991. According to the Rules on Exemption or Reduction of Local Income Tax for Foreign Investment Enterprises promulgated by People’s Government of Guangdong Province effective on January 1, 1992, during such five-year preferential tax treatment period, Actions Semiconductor Zhuhai is exempt from the 3% local income tax.

As a result of such preferential tax treatment, Actions Semiconductor Zhuhai was exempt from EIT in the year ended December 31, 2004, which was the first year Actions Semiconductor Zhuhai achieved profitable operations after offsetting prior years’ tax losses. It will also be exempt from EIT for the year ended December 31, 2005. Thereafter, our PRC subsidiary expects to benefit from a 50% reduction in EIT, which will be 7.5% during each of years ending December 31, 2006, 2007 and 2008.

Pursuant to the Interim Regulations on Value-added Tax and its Implementation Rules issued in 1993, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay value-added tax, or VAT, at a rate of 17% of the gross sales proceeds received. We received a full rebate of the VAT on most of our export sales since the establishment of Actions Semiconductor Zhuhai through December 31, 2003. Due to changes in PRC regulations, from January 1, 2004 through October 31, 2004 we received a rebate of approximately 76% of our VAT payments. Beginning November 1, 2004 we resumed receiving a full rebate on our VAT payments. As most of our sales consist of exports, historically we have not incurred significant VAT expense.

We have historically had minimal taxable income in jurisdictions other than China.

A reconciliation between the benefits for EIT computed by applying the China tax rate to loss before income taxes is as follows:

	December 31,
	2003	2004	2005
Tax provision at PRC enterprise income tax rate of 15%	$20	$3,977	$10,959
Expenses not deductible for tax purpose	2	3	745
Income not taxable for tax purposes	—	(2)	(77)
Deferred tax assets not recognized	(22)	(37)	44
Tax exemption granted to a PRC subsidiary	—	(3,924)	(12,165)
Effect of the different income tax rate in other jurisdiction	—	—	(3)
Over provision of taxation	—	—	(10)
Other	—	8	(19)

	$—	$25	$(526)

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk.    Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits in banks. We have not used derivative financial instruments in our investment portfolio to hedge interest rate risks or otherwise. Interest-earning instruments carry a degree of interest rate risk. However, historically we have not been exposed to material risks due to changes in interest rates. Our future interest income may fluctuate in line with the changes in interest rates.

Foreign Exchange Risk.    Our reporting currency is the U.S. dollar and virtually all of our sales are denominated in U.S. dollars. Our operating expenses and substantially all of our assets and liabilities are denominated in Renminbi. As a result, we are exposed to foreign exchange risk, and our results of operations may be negatively impacted by fluctuations in the exchange rate between the U.S. dollar and Renminbi. If the Renminbi appreciates against the U.S. dollar, our operating expenses will increase and, as a consequence, our operating margins and net income will likely decline. In the last five years, the exchange rate between the Renminbi and U.S. dollars has varied by less than one-tenth of one percent. However, since July 2005 the Renminbi is no longer pegged solely to the U.S. dollar. Instead, it is reported to be pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. For example, on June 15, 2006 the Renminbi was revalued against the U.S. dollar to approximately RMB7.9990 to the U.S. dollar. For more details, see “Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of the Renminbi could negatively impact our results of operations.” If the Renminbi had been 1% and 5% less valuable against the U.S. dollar than the actual rate as of December 31, 2005 which was used in preparing our audited financial statements as of and for the year ended December 31, 2005, our net asset value, as presented in U.S. dollars, would have been reduced by US$717,000 and US$3.4 million, respectively. Conversely, if the Renminbi had been 1% and 5% more valuable against the U.S. dollar as of that date, then our net asset value would have increased by US$718,000 and US$3.6 million, respectively.

We have experienced de minimis foreign exchange gains or losses to date, but recognized a foreign currency translations adjustment of approximately US$0.5 million during the three months ended March 31, 2006. However, we do not engage in any hedging activities, and as such, we may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations.

Recently Issued Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004), “Share-Based Payments” or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R was effective for our fiscal year beginning January 1, 2006. The adoption of this statement did not have a material effect on the Group’s financial position or results of operations.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—an amendment of ARB No. 43, Chapter 4”. SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 was effective for inventory costs incurred on or after June 15, 2005. The adoption of this statement did not have a material effect on the Group’s financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29” (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 was effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this statement did not have a material effect on the Group’s financial position or results of operations.

In March 2005, the FASB issued FASB Interpretation No. (“FIN”) 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of SFAS No. 143”. FIN 47 clarifies that an entity is required to recognize a liability for a legal obligation to perform an asset retirement activity if the fair value can be reasonably estimated even though the timing and/or method of settlement are conditional on a future event. FIN 47 was required to be adopted for annual reporting periods ending after December 15, 2005. The adoption of this statement did not have a material effect on the Group’s financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes And Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3”. This statement supercedes APB Opinion No. 20, “Accounting changes” and SFAS No. 3, “Reporting Accounting changes in Interim Financial Statements”. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine the period-specific effects or the cumulative effect of the change. APB Opinion No. 20 “Accounting Changes,” previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 was effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this statement did not have a material effect on the Group’s financial position or results of operations.

In September 2005, the FASB’s Emerging Issues Task Force (“EITF”) reached a final consensus on Issue 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”. EITF 04-13 requires that two or more legally separate exchange transactions with the same counterparty be combined and considered a single arrangement for purposes of applying APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, when the transactions are entered into in contemplation of one another. EITF 04-13 is effective for new arrangements entered into, or modifications or renewals of existing arrangements, in interim or annual periods beginning after March 15, 2006. The adoption of this statement is not expected to have a material effect on the Group’s financial position or results of operations.

OUR CORPORATE STRUCTURE

We are an exempted company incorporated under the Companies Law (2004 Revision) of the Cayman Islands on July 27, 2005 for the purpose of becoming the sole shareholder of Actions Semiconductor Co., Ltd., a “category 2” global business company incorporated in the Republic of Mauritius, which we refer to as Actions Semiconductor (Mauritius). A category 2 global business license is issued by the Financial Services Commission of Mauritius to a private company carrying on a qualified global business in a currency other than the Mauritian currency with persons who are resident outside of Mauritius. A preferential tax regime is applicable in Mauritius to a company holding a category 2 global business license. In August 2005, we issued 480 million shares to shareholders of Actions Semiconductor (Mauritius) in consideration for 100% of its share capital. By incorporating our company in the Cayman Islands, we believe that we may have additional flexibility to pursue future business opportunities or financing alternatives.

Actions Semiconductor (Mauritius) was initially organized on November 21, 2001 as Cristo Capital Inc. to become the holding company of the semiconductor design operations we were establishing in Zhuhai, China. Cristo Capital Inc. changed its name to Actions Semiconductor Co., Ltd. on July 8, 2005. Actions Semiconductor (Mauritius) is the 100% shareholder of Actions Semiconductor Co., Ltd., a subsidiary incorporated on December 28, 2001 in Zhuhai, China, which we refer to as Actions Semiconductor (Zhuhai) or Actions Semiconductor Zhuhai. We conduct substantially all of our operations through Actions Semiconductor Zhuhai.

As our scale of operations and revenues increased, we determined that it would be advantageous to establish a Hong Kong company through which to conduct some of our sales and customer service activities. In January 2004, Actions Semiconductor (Mauritius) acquired for consideration of HK$1.00 Actions Technology (HK) Company Limited, a trading company with limited ongoing operations incorporated in Hong Kong, through which we set up a sales and customer support center in Hong Kong. By making sales through our sales center in Hong Kong, we are able to utilize Hong Kong’s well developed and efficient customs and receiving and delivery infrastructure. In addition, certain of our customers may be able to reduce the amount of value-added taxes to which they are subject by making purchases through our Hong Kong subsidiary.

On November 17, 2005, we established a subsidiary in the British Virgin Islands, Actions Microelectronics Co., Ltd., which serves as a holding company of our research and development center. On December 19, 2005, we established a subsidiary in Beijing, China, Beijing Actions North Microelectronic Co., Ltd., which serves as our research and development center for imaging and video technology. On December 28, 2005, we established a subsidiary in the British Virgin Islands, Artek Microelectronics Co., Ltd., which serves as a holding company for other subsidiaries we may establish in China in the future. On January 16, 2006, we established a subsidiary Artek Microelectronics Co., Ltd., which serves as our second sales and customer support center in Hong Kong. On February 10, 2006, we established a subsidiary Actions Capital Investment, Inc. in the British Virgin Islands, through which we may invest in or acquire technologies or companies complimentary to our current operations. On March 14, 2006, we established Artek Electronics Co., Ltd., in Shenzhen, China, which serves as a part of our sales office and houses our technology service center.

The following chart indicates the equity ownership structure and jurisdiction of incorporation of each of our subsidiaries.

BUSINESS

Overview

We are a fabless semiconductor company that designs, develops and markets integrated platform solutions, including SoCs, firmware, software development tools and reference designs, for manufacturers of portable media players. According to the China Semiconductor Industry Association, we are the largest fabless semiconductor company in China, with revenues and net income of US$149.6 million and US$73.6 million in 2005. According to iSuppli, we are one of the world’s largest providers of SoC products and platform solutions for the development and manufacture of portable media players by units shipped, with an estimated 36.5% share of the global market in 2005.

Portable media player manufacturers, brand owners and value-added distributors often rely on SoC platform providers such as ourselves to provide integrated platform solutions that enable them to accelerate the time-to-market for their products. The following features enable our customers to rapidly bring portable media players to market with a minimum level of technology investment:

•	Our integrated platform solutions, which comprise SoCs, firmware, software development tools and reference designs, obviate the need for our customers to invest in costly and time-consuming internal firmware and software development for their products, or to source them from multiple suppliers.

•	Our network of third-party value-added distributors and applications developers enable our customers to quickly introduce products with differentiated features and to cost-effectively customize our solutions.

•	Our mixed-signal design capabilities allow us to integrate analog and digital components using a compact system architecture in our portable media player SoCs, and enable our customers to reduce their overall costs and produce smaller, more power-efficient portable products.

•	Our proximity to the China-based manufacturers of portable media players and presence in the rapidly evolving China market for portable media players enable us to better identify market trends and align our product development efforts with these market trends.

We believe that our integrated platform solution approach provides a high level of value for our customers and creates a successful business model for us. We believe that in 2005 and the three months ended March 31, 2006, we were among the most profitable fabless semiconductor companies listed on a United States stock exchange, as measured by operating margin. In the three months ended March 31, 2006, we had gross margin and operating margin of 54.8% and 42.7%, respectively. We seek to extend our market leadership in SoC products and platform solutions for the development of portable media players through investing in technology leadership, extending our network of independent software developers and value-added distributors, incorporating high-end features into products for the mass-market, and improving the functionality-to-price ratio of our products.

Industry Background

Portable media players are battery-powered, portable consumer electronic devices that capture, store and play digital media files such as compressed audio, image and video files. Portable media players use a wide range of industry audio compression technologies, the most popular of which include MP3, WMA, AAC, APE, and Ogg Vorbis, and video compression technologies such as AMV, MPEG4, H.264 and Flash.

Portable media players have in recent years emerged as one of the most popular consumer electronics products, with dedicated audio MP3 players and integrated digital audio/video players currently being the two most popular products in this category. We believe that several factors will continue to drive the growth in demand for portable media players:

•	Transition from traditional consumer electronic devices to digital. Digital portable media players have several advantages over traditional devices, such as CD and cassette tape players, including reduced size, greater capacity and longer battery life, and are in the early stages of replacing such traditional devices;

•	Proliferation of digital media content. The availability and adoption of digital media content continue to grow rapidly driven by the increasing penetration of broadband Internet and growing acceptance of digital media distribution channels on the Internet such as Apple iTunes, Yahoo, MusicMatch and Napster;

•	Demand growth in emerging markets. High economic growth in emerging economies such as China, India, Russia and Brazil has resulted in increased per capita disposable income, which has stimulated strong demand for consumer electronics products such as portable media players;

•	Advancing functionality. Beginning with dedicated audio players, digital portable media devices have increasingly integrated video functionality, and we expect additional features such as advanced video game, image and video capture, digital audio and video broadcast reception, and wireless connectivity, to be adopted over time;

•	Embedding of portable media player functions in new products. The expansion of entry-level portable media capability—based on solutions such as ours that achieve highly attractive price points—into high-volume embedded markets, such as fashion accessories, toys and audio visual products, is expected to further increase demand; and

•	Decline in cost of commodity components. As prices of commodity components such as memory and display used in portable media players continue to decline, consumers are able to purchase products with superior memory capacity and resolutions at an equivalent or lower price, which stimulates the growth in the overall market.

According to Gartner, the worldwide market for portable media players is expected to grow from 135 million units in 2005 to 287 million units in 2009, representing a CAGR of 20.9%. Furthermore, we believe the growth in emerging markets, including China, India, Brazil, and Russia, will outpace the growth of the overall market for portable media players.

Source:	Gartner (May 2006)

Portable Media Player Design and Manufacturing Value Chain

The functionality of portable media players is largely determined by the SoC controller. The SoC and memory components constitute a significant portion of a portable media player’s total cost. Portable media players’ small size and cost considerations usually require the use of a highly integrated mixed-signal SoC that incorporates standard digital components such as a processor, embedded memory and peripheral connections as well as analog components including codec, power management and audio signal amplifiers.

The portable media player industry, like many other segments of the consumer electronics industry, is increasingly centered in China. Portable media players manufactured by China-based manufacturers are often rebranded and sold across the world by importers, retailers, and consumer electronics companies. China’s low cost design and manufacturing capabilities are an increasingly important competitive advantage, as consumers increasingly demand more functionality at a lower price in each successive generation of portable media players. Contract manufacturers and brand owners also increasingly rely on SoC platform providers and value-added distributors to provide integrated platform solutions that enable them to accelerate their products’ time-to-market. The following chart illustrates the typical portable media player design and manufacturing value chain:

In order to differentiate their products, brand owners of portable media players must equip their products with unique designs and features. Often, brand owners and contract manufacturers lack comprehensive in-house design capabilities required to address the market trend towards increased functionality and short product life cycles. Since it is generally time-consuming and cost-prohibitive to create an entirely new system for each new function added, brand owners rely on value-added distributors to work closely with an integrated platform provider to not only provide the required features and functions but also provide total, integrated solutions that deliver the correct combination of features, cost, processing speed and power consumption. Only a few integrated platform providers, such as us, have the capability to provide total solutions directly to the contract manufacturers and brand owners based on a standard reference design.

Our Competitive Strengths

According to iSuppli, we are one of the world’s largest providers of SoC products and integrated platform solutions for the development and manufacture of portable media players by units shipped, with an estimated 36.5% share of the global market in 2005. We believe that in 2005 and the three months ended March 31, 2006, we were among the most profitable fabless semiconductor companies listed on a United States stock exchange, as measured by operating margin. We believe we have achieved such market share and profitability based on the following key strengths:

•	Ability to provide integrated platform solutions. Our integrated platform solutions facilitate our customers’ incorporation of our SoC products and accelerate the time-to-market of their products. Customers using our solutions can avoid the time-consuming process of writing firmware and software. Our customizable firmware and software development tools allow our customers to rapidly add features, such as graphic interfaces and video playback, and to differentiate their products. We have also adopted a strategy to create an extensive network of application developers using our open development platform. As a result of the ease of use and wide adoption of our development platform, we believe that portable media players manufacturers using our products are able to bring differentiated products to market quickly.

•	Mixed-signal integration expertise. Our mixed-signal integration expertise enables us to reduce the size, cost and power consumption of our SoC products and allows our customers to produce smaller and more power efficient portable media players. For example, we incorporate in our SoCs standard digital components such as a processor, embedded memory, certain peripheral connections such as a USB interface, as well as analog components such as analog-to-digital and digital-to-analog converters and audio signal amplifiers. Because we are able to integrate several analog and digital components on the same integrated circuit, our customers can avoid significant design challenges when they use our SoCs. This mixed-signal design capability is a reflection of our strong engineering team of approximately 210 dedicated research and development engineers, of which 105, or 50.0%, have advanced degrees.

•	Excellent functionality-to-price. We believe that one of the key reasons for the success of our integrated platform solutions in the market has been our ability to offer products with high functionality-to-price ratios. Our SoCs incorporate a wide range of advanced features such as digital rights management, 3D sound effects, digital camera functions, and video playback. As a result, we believe that by using our integrated platform solutions, portable media player manufacturers can offer richly-featured portable media players at competitive prices.

•	China strategic advantage. We believe that as China has emerged as the global center for portable media player manufacturing, our close proximity to China-based portable media player manufacturers and brand owners gives us advantages over competitors in the Americas and Europe. We believe that this proximity enables us to strengthen our relationships with China-based portable media player manufacturers and brand owners by providing them with timely and comprehensive service and focused engineering support. Our relationships with China-based portable media player manufacturers and brand owners, and our presence in rapidly evolving China market for portable media players, also enable us to better identify market trends and align our product development efforts accordingly. In addition, our access to China’s large pool of talented, motivated and low-cost engineers enables us to develop a broader product line with a greater number of features at lower cost.

•	Strong financial position. We have a strong balance sheet and a track-record of profitability. As of March 31, 2006, we have had nine consecutive quarters of profitability and we believe we are among the most profitable fabless semiconductor companies listed on a United States stock exchange with operating margin of 42.7% in the three months ended March 31, 2006. As of March 31, 2006, we had cash and cash equivalents and time deposits of US$138.8 million. We believe that our financial strength allows us the flexibility to pursue research and development projects and to strengthen our long term position in the portable media device market. Additionally, by maintaining our strong financial position we have gained the confidence of our customers in the long-term availability of our products, which is important in their choice of partner and decision to invest development resources on our technology platform.

Our Strategy

We intend to strengthen our leading position in the market for SoCs for portable media players by focusing on the following principal strategies:

•	Investment in technology leadership. We are strengthening our engineering team by hiring semiconductor and software engineers with extensive industry experience gained at U.S. based and other overseas semiconductor companies, and graduates with advanced degrees from leading universities in China. Additionally, we intend to expand our intellectual property portfolio through internal development, co-development with partners, licensing of third-party technologies and selective acquisitions of key technologies and intellectual property rights. We intend to continue to leverage our investment in technology leadership to bring to market richly-featured products at attractive price points, based on our core technical capabilities in advanced multimedia algorithm development, mixed-signal integrated circuit design, firmware, software and system level and application design.

•	Extend network of independent software developers and value-added distributors using our integrated platform solutions. We believe we have achieved leadership in the portable media player SoC market through our integrated platform solution approach which incorporates an extensive network of application developers who support our products and platforms. We believe that by offering products that allow a high level of customization and providing a substantial level of field engineering support, we have expanded the support for our platform and increased our market share. We intend to further expand this network of application developers through expanding our field engineering support, continuing to increase the openness and ease of use of our software development kits and leading in time-to-market for key features. The libraries of software, firmware and applications that exist for our platform create a barrier to entry for our competitors that do not have the support of an open network of application developers. Further, our network of application developers have invested significant resources in developing solutions based on our platform and would face costs and challenges in switching to another SoC provider’s platform.

•	Extend market leadership by focusing on the mass-market. Our ability to provide integrated platform solutions for rapid time-to-market on a high functionality-to-price basis has enabled us to build a leadership position in the mass-market. Through ongoing investment in technology and extension of our developer network, we intend to enable our end-customers to continue to offer the most compelling mass-market products. As growth in developing economies such as China, India, Russia and Brazil expands the mass-market, we are well positioned to increase our market share of SoCs for portable media players. In addition, we expect the mass-market to expand through the introduction of a range of products with embedded, low-cost, portable media player technology such as fashion accessories, toys and audio visual products. We believe that by enabling manufacturers to build low-cost embedded products, our solutions are well positioned to capture a large part of this new market.

•	Incorporate high-end features into mass-market products. The mass-market for portable media players is expected to continue to incorporate increasingly advanced features and functionality. We intend to be a leader in incorporating new features in our SoCs designed for the mass-market to meet the market’s demand for differentiated products and increasing capabilities. While our industry is characterized by declining average selling prices, we will seek to capitalize on the market’s demand for new features by enhancing our products’ and to maintain our average selling price over time.

•	Lower our manufacturing cost through more efficient design and process migration. We seek to provide richly featured products with small form factor and low product manufacturing cost. We intend to focus our design efforts on achieving higher levels of functional integration in our mixed-signal products, enabling us to incorporate additional functionality onto smaller dies. Additionally, we are actively transitioning our product lines to smaller semiconductor manufacturing process geometries, which we anticipate will provide substantial reduction in our per chip manufacturing cost once we achieve adequate yield levels.

Products and Technology

We provide a variety of solutions along the portable media player design and manufacturing value chain. For most of our value-added distributor customers and certain more sophisticated contract manufacturer and brand owner customers, we provide our SoCs and solution development kits, or SDKs. For less sophisticated customers, we provide our total solutions that consist of our SoCs, SDKs as well as reference designs that include detailed specifications of other required components and references to the providers of those components, which together allow these customers to assemble a complete portable media player.

Our capability to provide total solutions is the result of our detailed knowledge of the manufacturing technology along the different points of the design and manufacturing value chain. By applying that knowledge, we can mix, match and combine our solutions to fit the diverse needs of our customer base.

System-on-a-Chip (SoC)

Our SoCs are integrated circuits that incorporate a digital signal processor, a micro controller unit, embedded memory, codec, a power management unit and other components. Our SoCs are designed to be utilized for portable media players with upgradeable firmware. SoCs for portable media players must address a range of requirements, including high performance, low cost, high levels of system integration and low power consumption. We utilize a compact system architecture that incorporates an optimized algorithm with an embedded task management system in order to maximize the cost efficiency of our SoCs and solutions. Further, this architecture reduces the size of our SoCs and improves our SoCs’ power efficiency and functionality.

Our SoCs are manufactured using industry-standard, mixed-mode, complementary metal-oxide semiconductor, or CMOS, processes and are designed to help our customers lower the number of components required to manufacture their finished products and reduce their overall cost. Our multi-voltage SoC design results in lower noise and lower power consumption and supports audio encoders, digital rights management, USB and bluetooth connectivity and audio post-processing effects, such as equalization and stereo expansion. Our SoC products also include on-chip memory, controllers for color liquid crystal display, and analog components, including digital-to-analog converters, phase lock loops and USB transceivers.

The following table summarizes the key features of our SoCs based on our current five series, eight series and nine series platforms:

Device	Introduction Date	Addressable Market	Available Functions	Supplementary Functions	Display	Battery Life(1)	Storage Media
Five Series:
ATJ 2051	September 2004	Portable Media and Embedded Market	• MP3, WMA • Voice Recording	• USB 2.0 full speed • Data Storage • Data Encryption • Auto Run	• LED/LCM color display controller • External Segment LCD Driver	20 hrs	• NAND Flash (SLC)

Eight Series:
ATJ 2085	April 2004	Portable Media	• MP3, WMA, DRM 10 • FM Radio • Voice Recording • Video Play- AMV1.1/2.0	• USB 2.0 full speed • Data storage • Data Encryption • Auto Run	• OLED / TFT / CSTN color display controller	20 hrs	• NAND Flash (SLC)

ATJ 2089	July 2004	Portable Media and Digital Still Camera	• MP3, WMA, OGG, DRM 10 • FM Radio • Voice Recording • CMOS Camera • Video Play- AMV1.1/2.0	• USB 2.0 full speed • Data storage • Dictionary • Translator • Data Encryption • Auto Run	• OLED / TFT / CSTN color display controller • Internal Segment LCD Driver	20 hrs	• NAND Flash (SLC) • NOR Flash • HDD • SD/MMC

ATJ 2087	September 2004	Portable Media	• MP3, WMA, OGG, DRM 10 • FM Radio • Voice Recording • Video Play- AMV1.1/2.0	• USB 2.0 full speed • Data storage • Dictionary • Translator • Data Encryption • Auto Run	• OLED / TFT / CSTN color display controller • Internal Segment LCD Driver	20 hrs	• NAND Flash (SLC) • SD/MMC

Nine Series:
ATJ 2097	June 2005	Portable Media	• MP3, WMA, OGG, APE DRM 10 • FM Radio • Voice Recording • Video Play- AMV3.0/4.0 • Picture Browse • MP3 encoding	• USB 2.0 high speed • Data storage • Dictionary • Translator • Data Encryption • Auto Run	• 2.2’QCIF OLED / TFT / CSTN color display controller • Internal Segment LCD Driver	17 hrs	• NAND Flash (SLC/MLC) • AG-AND Flash • SD/MMC • NOR Flash

Device	Introduction Date	Addressable Market	Available Functions	Supplementary Functions	Display	Battery Life(1)	Storage Media

Nine Series (cont’d):

ATJ 2091	June 2006	Portable Media	• MP3, WMA, OGG DRM 10/FM Radio • Voice Recording	• USB 2.0 high speed • Data storage • Dictionary • Translator • Data Encryption • Auto Run	• OLED / STN display controller • External Segment LCD Driver • LED	17 hrs	• NAND Flash (SLC/MLC) • AG-AND Flash

ATJ 2099	June 2006	Portable Media and Digital Video Camera	• MP3, WMA, OGG,APE DRM 10 • FM Radio • Voice Recording • Video Play- AMV3.0/4.0 • Picture Browse • CMOS Camera • Digital Video Recording	• USB 2.0 high speed • Data storage • Dictionary • Translator • Data Encryption • Auto Run	• 2.2’QCIF OLED / TFT / CSTN color display controller • Internal Segment LCD Driver	17 hrs	• NAND Flash (SLC/MLC) • AG-AND Flash • SD/MMC • NOR Flash • HDD

(1)	Using a single AA battery, media playback at medium volume level.

On July 17, 2006, we announced the launch of our new 7500 series products and the introduction of our thirteen series product family. Our 7500 series products are targeted at the value segment of the personal media player market. The 7500 series products feature 0.18 micron process technology and offer customers optimized power consumption and enhanced CD-quality audio capability at a competitive price. Shipping of the 7500 series products is expected to commence in August. Our thirteen series product family is designed to bring high-end functionality to the personal media player mass-market by providing a solution with advanced features at highly compelling price points, thereby offering customers a strong functionality to price ratio. Our thirteen series products feature dual-core architecture with 32bit MIPS+24 bit DSP, a flexible Linux operating system and full audio and video functionality. Our thirteen series products are compatible with MP3, ADPCM, WMA, OGG, APE, Audible, and WAV audio formats, and feature video playing and recording capabilities that support WMV, AMV, MPEG-4 SP, and MJPEG QVGA 30fp formats. Our thirteen series products are also compatible with Windows Media Digital Rights Management 10 (WMDRM10) and PlaysForSure. We expect to begin sampling thirteen series products over the next few months and to make the products commercially available by year end 2006.

Solution Development Kits

Our solution development kits, or SDKs, include the embedded firmware code, software tools and documentation necessary to utilize our SoCs in portable media players. Our firmware utilizes an embedded structure design with standard interface that allows our customers to pick and choose functionalities and add new device drivers, which in turn lowers the complexity they face in developing their new products and accelerates the time-to-market for their products. Our manufacturing software tools also allow our customers to quickly mass produce their products based on our turnkey process. The principal features of our SDKs include the capability to:

•	enable high-quality audio, image and video playback and encoding through optimized implementation of digital media compression and decompression functions;

•	support a range of file types, audio, images, text and video through a flexible format management system;

•	support firmware upgrades that would allow the addition of new features;

•	incorporate a standard library function such as MP3 decoder, WMA decoder, voice recorder, file system management and data storage functions;

•	actively scale the processor speed depending on required function at the time, resulting in lower power consumption; and

•	reduce the required data movement and associated power drain through advanced memory allocation techniques.

Reference Designs

Our total solutions include our SoCs, SDKs and reference designs that include detailed specifications of other required components and references to the providers of those components, which, together, allow those customers to assemble a complete portable media player. Our total solutions enable our customers to minimize the time and effort associated with design, development and production of new products.

Customers and Sales

We sell our products in China and world-wide through distribution arrangements and through our direct sales force to value-added distributors, contract manufacturers and brand owners. Though the substantial majority of our sales are made directly to value-added distributors, we consider all members of the portable media player design and manufacturing chain, including the brand owners and contract manufacturers, to be important customers as they may also be involved in the system design and the selection of the integrated platform provider. Brand owners and contract manufacturers often lack the comprehensive in-house design capabilities required to address the market need for increased functionality and the industry trend towards shorter product life cycles. As a result, they generally depend on value-added distributors and integrated platform providers like us to provide total solutions.

We do not typically enter into long-term contracts with our customers. Most of our value-added distributor customers provide us with a three-month non-binding rolling forecast each month and typically place purchase orders one month before expected delivery, although such purchase orders are still subject to adjustments or cancellations by that customer. Our customers are generally invoiced at the time of delivery. We also provide limited credit terms for our key customers.

Our most significant customers include Hong Kong Beta Power Tech, Jess Technology, MCU Power, Power Radio and Sino-Mos Electronic, all of which are value-added distributors and collectively accounted for approximately 82%, 76% and 76% of our revenues in 2004, 2005 and the three months ended March 31, 2006, respectively. In 2004, 2005 and the three months ended March 31, 2006, sales directly to brand owners accounted for approximately 2%, 2% and 2% of our SoCs sold, respectively, however many of our products sold to value-added distributors are incorporated in branded products.

Export sales to our customers in Hong Kong accounted for approximately 96%, 91% and 92% of our revenues in 2004, 2005 and the three months ended March 31, 2006, respectively. We anticipate that a significant majority of our revenue will continue to be represented by sales to customers in Hong Kong. A small amount of our products are sold to customers in the PRC, or exported to Taiwan.

Marketing

Our marketing group focuses its efforts on product strategy, new product introduction, demand assessment and competitive analysis. Our marketing group works closely with our value-added distributor and contract manufacturer customers to better align our product development efforts with the requirements of the brand owner. We also hold product introduction seminars with our value-added distributor, contract manufacturer and brand owner customers whenever we have a major breakthrough in product development. Our marketing group monitors our sales and the inventory levels of our customers to allocate our shipments. In addition, our marketing group collaborates with our customers in product development strategies and strategic marketing. We have been able to leverage our position at the beginning of the portable media player design and manufacturing value chain to organize group purchases and negotiate volume discounts for our downstream customers who require other portable media player components, such as flash memory, LCD drivers or OLED displays, to build their end-products. Our marketing group also coordinates our product development activities, product launches and ongoing demand and supply planning with our research and development department as well as with our brand owner customers.

As of June 30, 2006, we had a total of 23 direct sales and marketing employees, all of whom have a background in engineering, which enables them to better communicate with our customers and work with them in designing portable media players to meet their changing demands.

Technology Service Center

We have created a technology service center to quickly customize our platform and total solutions based on our customers’ needs, including changes in specifications of a current product or requests to add new product features. The field application engineers at our technology service center assist our customers with pre-sale consultation, jointly design product specifications, develop system solutions and monitor and assist the manufacturing process in cooperation with value-added distributors, contract manufacturers and brand owners. They also provide after sale services when mass production commences. We believe that our geographical proximity to our customers who, for the most part, have operations located in the Pearl River Delta region in southern China allows us to respond to their needs in a shorter period of time and accelerate their product time-to-market. At the same time, timely feedback from our customers allows us to identify market trends and demands ahead of our competitors. As of June 30, 2006, our technology service center employed 32 field application engineers, 28 of whom were located in Zhuhai and four of whom were located in Shenzhen. We plan to increase the number of our field area engineers as we continue to grow our business.

Research and Development

We devote a substantial portion of our resources to the development of our SoCs and our ability to provide SDKs and reference designs. We make continuous investment in our design technologies to improve design, fabrication and verification of our products. As of June 30, 2006, we had 210 research and development engineers who work closely with value-added distributors, contract manufacturers and brand owners in adding new features and functions to our existing products or developing new products.

Our mixed-signal integration expertise enables us to reduce the size and cost of our SoC products. For example, we incorporate in these products standard digital components, including as a processor, embedded memory, certain peripheral connections such as a universal serial bus, or USB, interface, and analog components, such as analog-to-digital and digital-to-analog converters and audio signal amplifiers. Because we are able to integrate several analog and digital components on the same integrated circuit, our customers can avoid significant design challenges when they use our SoCs.

Our research and development efforts during 2005 and the first half of 2006 focused principally on increasing the solutions and applications of our eight series products to enhance their appeal to our customers, and on the development and production of our newest nine and thirteenth series products. In addition to pursuing these efforts, we are currently focusing our research and development efforts on gaining know-how and intellectual property in the areas of advanced audio and video technology. Our continuing goal for our research and development efforts is to develop and integrate increasing functionality into our SoCs and integrated platform solutions products while maintaining our competitive pricing structure.

Adding additional features to our SoCs requires us to develop greater technological expertise and will also require us to continue to migrate to smaller process geometry technologies. We cannot be certain that we will be able to design SoCs incorporating advanced video and audio features ahead of our competitors, or that the SoCs we develop will be accepted by our target customers. Please see “Risk Factors—Risks Related to Our Company—We may experience difficulties in transitioning to small process geometry technologies or in achieving higher levels of design integration, which may result in reduced manufacturing yield, delays in product deliveries and increases expenses.”

We have a stable core team of engineers that have detailed knowledge of our proprietary architecture, algorithms, integrated circuit designs, firmware and software engineering, as well as system-level knowledge of our customer’s manufacturing processes. Our ability to adapt to changing customer requirements and evolving industry standards through the development of new and enhanced products is a significant factor in maintaining our competitive position and our prospects for growth.

We spent US$2.4 million in 2004, US$7.8 million in 2005 and US$2.1 million in the three months ended March 31, 2006 on research and development, which represented 4.2%, 5.2% and 5.8%, respectively, of our revenues in those respective periods.

Information Technology

We believe that we have a well developed information technology infrastructure. Our information technology system is based on Information Technology Infrastructure Library, or ITIL. One of the most widely accepted approaches to information technology service management, ITIL provides a cohesive set of international best practices, drawn from public and private sector companies. It is supported by a comprehensive qualifications scheme, accredited training organizations, and implementation and assessment tools. The best practice processes promoted in ITIL are compatible with the British Standards Institution’s Standard for IT Service Management (BS15000).

We base our information technology system on ITIL so that we can successfully data mine critical design and marketing information from our customers’ orders, our own research and development efforts and product delivery status. We believe our well developed information technology system is one of the key factors in allowing us to identify market trends and demands ahead of our competitors.

Manufacturing

Our SoCs are manufactured by third-party foundries that process silicon wafers and produce the SoCs. Presently, He Jian Technology Company manufactures almost all of our semiconductors. He Jian currently fabricates our devices using mature and stable 0.25 micron CMOS process technology and is currently working with us in migrating to 0.18 micron CMOS process geometries to reduce cost and improve performance. We also maintain relationships with other contract foundries to help ensure we have alternative manufacturing capabilities.

We manage much of our manufacturing logistics internally, including pre-production hardware testing, test program development, characterization and qualification testing, production scheduling, capacity planning, work- in-progress tracking, yield management, shipping logistics, supplier management and quality support functions, such as failure analysis.

Our SoCs are designed to use low-cost, industry standard packages and to be tested with widely available automatic testing equipment. Following processing, silicon wafers that are manufactured for our SoCs are either tested by us internally or by third-party testing houses such as Wuxi China Resources Micro-Assembly Technology and King Long Technology. Thereafter, these wafers are shipped to third-party packaging subcontractors such as Tian Shui Hua Tian Microelectronics, Siliconware Technology and Wuxi China

Resources Micro-Assembly Technology, where they are sliced into individual die, and assembled into finished semiconductor packages and tested on site or returned to us for final product testing.

We manufacture or purchase the testing equipment we use under strict cost-efficiency criteria. We enter into contracts with third-party testing houses whenever our production volume outpaces our testing capacity. We also develop and control almost all product testing programs used by us internally and by the testing and packaging subcontractors. These testing programs are developed based on our product specifications, thereby maintaining our ownership of the functional and parametric performance of our semiconductors. By conducting many of the testing programs internally, we are able to maintain a fabless business model, yet also gain first hand knowledge of the manufacturing process. We conducted approximately 87%, 74% and 84% of the testing of our silicon wafers internally in 2004, 2005 and the three months ended March 31, 2006, respectively, and approximately 52%, 60% and 65% of the testing of our final SoC products internally in 2004, 2005 and the three months ended March 31, 2006, respectively. We intend to continue to invest in additional testing equipment to expand our internal testing capacity.

Quality and Reliability Assurance

We have designed and implemented a quality management system that provides the framework for continual improvement of our products, processes and customer service. We apply established design rules and practices for CMOS devices through standard design, layout and testing processes. We also rely on in-depth simulation studies and practical application testing to validate and verify our SoCs. We strive to achieve best-in- class quality and reliability performance on all of our products through a systematic approach that emphasizes quality at every phase of product development and manufacturing. From initial design conception to fabrication, testing, and assembly, we strive to assure quality by fabrication and assembly process monitoring, materials inspections, wafer level reliability, testing, new product qualification testing, reliability monitoring of finished products. We emphasize a strong supplier quality management practice in which the independent suppliers that are used by our manufacturing logistics partners are pre-qualified by our operations and quality teams. We also require that the independent suppliers used by our manufacturing logistics partners have a quality management system, are certified to the ISO9000 standard and have an environmental management system certified to the ISO14000 standard. To ensure consistent product quality, reliability and yield, we work together with our contract manufacturers to closely monitor the production cycle by reviewing manufacturing process data from each wafer foundry, testing house and assembly subcontractor.

Competition

The market for SoCs for portable media players is competitive and rapidly evolving. Increased competition may result in industry-wide price reductions or reduced margins. In particular, we face competition from SoC platform providers such as ALi, Broadcom, Philips Semiconductor, PortalPlayer, Rockchip, Samsung, SigmaTel, Sunplus, Telechips and Texas Instruments. As we diversify and expand our product categories, we may also face competition from other semiconductor companies and manufacturers of consumer electronics and mobile devices. Many of these companies have significantly greater financial, technical, manufacturing, marketing, sales and other resources than us. These companies may offer high-level performance semiconductors for certain segments of the consumer electronics market that may include portable media player functionality in addition to other functions. We may also face competition from some of our customers who may develop products or technologies internally which are competitive with our SoCs, or who may enter into strategic relationships with or acquire existing semiconductor providers. In addition, some of our competitors manufacture SoCs using smaller process geometries than we use in our production process, and produce products that offer functions that are different than the functions of our SoCs. However, we believe that our semiconductor chip architecture allows our SoCs to offer very competitive performance compared with chips produced by our competitors. Further, we believe that the location of our facilities in China provides us with access to lower cost research and development and other engineering personnel, and provides significant benefits to our overall cost structure. This in turn allows us to produce SoCs that combine functionality with aggressive pricing, or high functionality-to-price ratios.

As portable media players become a mass produced consumer item, consumers become more sensitive to the design, size, functionality and price of the devices they purchase. In turn, brand owners have responded by quickly introducing more models with varying price, functions and features, such as embedding portable media player functionality in mobile phones, eyewear, watches, bluetooth earphones or other fashion or gift, toys, DVDs and other items. As a result, we believe that the key competition for SoC platform providers like us will be in the design and manufacturing technology. To be successful, we must compete on the basis of:

•	ability to deliver integrated platforms solutions that support a wide variety of industry standards;

•	design flexibility that allows customers to differentiate their products;

•	strong customer support that decreases the length of product design cycles and accelerates product time- to-market;

•	power efficiency that offsets the increased power requirements of color displays and graphic processing;

•	competitive pricing; and

•	intellectual property position and know-how.

We believe we are well positioned to compete in the design and manufacturing technology areas against our competitors because of our ability to provide total solutions to our customers that allow them to quickly roll-out new and differentiated products while reducing the overall system cost and size.

Intellectual Property

As of June 30, 2006, we had filed four trademark applications and 17 invention patent applications in China and had registered four trademarks, one patent for utility model, two invention patents, nine proprietary rights for integrated circuit design diagrams and two computer software copyrights in China. In addition, as of June 30, 2006, we had registered two trademarks in Hong Kong. Although we file patents to protect our inventions, our revenue is not dependent on any particular patent. We do not believe the expiration or loss of any particular patent would materially harm our business. We do not know if our patent applications or any future patent application will result in a patent being issued with the scope of the protection we seek, if at all, or whether any patents we may receive will be challenged, invalidated or declared unenforceable. We intend to continue to assess appropriate occasions for seeking patent protection for those aspects of our technology that we believe provide significant competitive advantages. For a description of regulation of intellectual property rights in China, see “Regulation—Intellectual Property Rights.”

We have entered into world-wide, non-exclusive, non-transferable, licensing agreements with respect to certain key technologies, including: MP3 digital compression technology from Thomson for the life of the relevant patents based on a fee schedule with maximum quarterly and annual fee cap; WMA compression technology and digital rights management from Microsoft based on a one time payment for a term of five years commencing on September 1, 2005 and surround sound from SRS Labs, Inc. based on a fee schedule with minimum quarterly commitment for a term of three years commencing on March 1, 2005 and automatic renewal thereafter. We integrate these and other third-party software or other licensed technology into almost all of our products. In addition, we have licensed CPU core from MIPS Technologies based on a fee schedule for the life of the relevant technologies. We are engaged in research and development activities using MIPS CPU core, and are testing our thirteen series products that are based on MIPS CPU core. We do not currently produce or sell any SoC products using MIPS technology. From time to time, we may be required to license additional technology from third-parties to develop new products or product enhancements. Third-party licenses may not continue to be available to us on commercially reasonable terms or at all. Our inability to maintain any third-party licenses required in our current products, or obtain third-party licenses necessary to develop new products and product enhancements, could require us to obtain substitute technology at greater cost or of lower quality or performance standards.

Our success also depends on our other rights in proprietary technology. We rely on a combination of copyright, trade secret, trademark and contractual protection to establish and protect our proprietary rights that are not protected by patents, and we also typically enter into confidentiality agreements with our employees and consultants. Actions Semiconductor and the Actions Semiconductor logo are our registered trademarks. These trademarks remain valid while we continue to use and renew them. We require our customers to enter into confidentiality and nondisclosure agreements before we disclose any sensitive aspects of our platforms, technology or business plans. Despite our efforts to protect our proprietary rights through confidentiality and licensing agreements, unauthorized parties may attempt to copy or otherwise obtain and use our platforms or technology. It is difficult to monitor unauthorized use of technology, particularly in China and other developing countries where the laws may not protect our proprietary rights as fully as laws in the United States. In addition, our competitors may independently develop technology similar to ours. Our precautions may not prevent misappropriation or infringement of our intellectual property.

Third-parties could infringe or misappropriate our patents, copyrights, trademarks and other proprietary rights. In addition, other parties may assert infringement claims against us or our customers. Although we do not believe our platforms infringe any patents, our platforms may be found to infringe one or more issued patents. In addition, because many pending patent applications in China, the United States and elsewhere are not publicly disclosed by the relevant patent and trademark offices until the application is published, there may be applications that relate to our platforms of which we have no knowledge. In addition to the dispute we have with SigmaTel as more fully described below under “—Legal Proceedings”, we may be subject to other legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third-parties. We may also be required to resort to litigation to enforce our intellectual property rights. Intellectual property litigation is expensive and time-consuming and could divert management’s attention away from running our business. This litigation could also require us to pay substantial damages to the party claiming infringement, stop selling products or using technology that contains the allegedly infringing intellectual property, develop non-infringing technology or enter into royalty or license agreements. These royalty or license agreements, if required, may not be available on acceptable terms, if at all, in the event of a successful claim of infringement.

Employees

As of December 31, 2003, 2004 and 2005, we had 158, 200 and 266 full-time employees, respectively. As of June 30, 2006, we had 338 full-time employees, including 210 dedicated engineers in the research and development department, 23 in sales and marketing department, 32 field application engineers in the technology service center, 46 in general and administration and 27 in manufacturing and logistics. Of these full-time employees, 290 are located in Zhuhai, China, 23 are located in Shenzhen, China, 19 are located in Beijing, China and 6 are located in Hong Kong. We have never had a work stoppage and none of our employees is covered by a collective bargaining agreement. We believe that relations with our employees are good.

We intend to adopt an equity incentive plan that is designed to assist us to attract and retain key employees, directors and consultants of outstanding ability and to motivate such employees, directors and consultants to exert their best efforts on our behalf by providing compensation and incentives through the granting of awards. In order to adopt this plan, we intend to seek the approval of our compensation committee and board of directors. We intend to adopt the plan following the receipt of such approvals and begin to grant awards under the plan beginning in 2007.

Property and Equipment

Our corporate headquarters are located in 15-1, No. 1, HIT Road, Tangjia, Zhuhai, Guangdong, 519085, the People’s Republic of China, where we occupy approximately 52,007 square feet under three separate leases from Zhuhai New Economic Resource Development Port Co., Ltd., expiring on October 31, 2006, May 30, 2007 and March 31, 2007. We intend to renew our leases when they expire. All of our semiconductor design operations are conducted at our corporate headquarters, including our semiconductor testing operations, and all of our testing equipment is located there. We lease approximately 1,303 square feet under a lease that expires on May 31, 2007 in Hong Kong which serves as our export trade office. In Beijing, we lease approximately 4,644 square feet under a lease that expires on December 31, 2007, which serves as our research and development center for imaging and video technology. We entered into a Land Use Right Grant Agreement on December 21, 2005 with the Zhuhai Bureau of Land Resources for 564,298 square feet of land on which to set up our new corporate headquarters. We anticipate groundbreaking in the third quarter of 2006. We lease appropriately 13,591 square feet in Shenzhen under a lease that expires on February 28, 2009, which serves as a part of our sales office and houses our technology service center.

Key Achievements

From time to time we have received recognition of our leadership in the portable media player SoC market and the Chinese semiconductor industry, including the following:

•	We have been named by China Semiconductor Industry Association, or CSIA, as one of the top ten largest integrated circuit design enterprises in China for the year 2004 and as the largest integrated circuit design enterprises in China for the year 2005. The CSIA bases its awards primarily on semiconductor companies’ voluntary periodic reports to the CSIA of their sales revenue.

•	We have been named at the China Microprocessor Forum as one of the top 10 embedded software developers.

•	We have been named by iSuppli as one of the world’s largest providers of SoC products and platform solutions for the development and manufacture of portable media players by units shipped, with an estimated 36.5% share of the global market in 2005.

Legal Proceedings

On January 4, 2005, one of our main competitors, SigmaTel, Inc., filed a complaint in the U.S. District Court for the Western District of Texas, Austin Division against us and Sonic Impact Technologies, LLC. Sonic Impact is a brand owner that incorporated our ATJ 2075 series SoC into their MP3 players. The complaint alleges that some of our SoC designs infringed SigmaTel’s U.S. patents, including U.S. patent numbers 6,633,187, or the 187 patent, and 6,366,522, or the 522 patent, and that Sonic Impact’s incorporation of such SoC designs into its MP3 players and subsequent importation and sale in the United States of those MP3 players also infringed SigmaTel’s U.S. patents. Subsequently, on March 24, 2005, SigmaTel filed complaints with the U.S. International Trade Commission, or ITC, alleging that we had infringed certain of SigmaTel’s U.S. patents in the design of some of our SoCs for MP3 players. A settlement was subsequently reached between SigmaTel and Sonic Impact, and SigmaTel’s case against us in Texas has been stayed pending the final determination of the ITC proceedings.

On March 20, 2006, an administrative law judge from the ITC found that we had infringed the 187 patent and the 522 patent. The ruling includes a recommendation that the ITC issue an order barring any import into the United States of MP3 players that utilize certain of our SoCs with two gigabytes or less in flash memory. On June 19, 2006, the ITC modified the construction of a key claim under the 522 patent and requested the administrative law judge to reconsider his infringement ruling in light of the modified claim construction. The ITC, however, declined to review the administrative law judge’s ruling with respect to the 187 patent. The ITC’s final determination is expected to be issued by September 15, 2006, which will be subject to further discretionary review by the President of the United States and will be subject to appeal at the United States Circuit Court for the Federal Circuit. During the presidential review period, which will take no more than 60 days, our SoCs that are alleged to infringe and are sold into the United States will be subject to a bond, which the administrative law judge recommended be set at US$0.29 per SoCs.

Substantially all of the SoCs we sold in 2005 and in the three months ended March 31, 2006 embodied the designs that are alleged to infringe these patents. However, we have not sold any SoCs to customers in the United States, and based on information provided to us by our customers, we estimate that less than 10% of our SoCs sold during this period were incorporated into products ultimately sold in the United States.

We have not made any provision in our consolidated financial statements regarding the ITC’s initial determination because, after seeking advice from outside counsel, we believe that (i) the findings of fact and conclusions of law set forth in the initial determination do not constitute a final order of the ITC; (ii) an adverse order would not give rise to collateral estoppel precluding us from contesting any potential patent infringement liability before the U.S. District Court; (iii) an adverse final order does not obligate us to pay any amount of patent infringement damages to SigmaTel, either now or in a later U.S. District Court action; (iv) there is no reliable basis for forecasting our potential liability for patent infringement damages and (v) we will continue to vigorously defend ourselves against these claims.

We expect that our dispute with SigmaTel over patent infringement will continue, regardless of the final outcome of the ITC proceedings. We have retained outside counsel and are vigorously participating in the defense against the allegations set forth in these proceedings. However, we cannot predict the outcome of the ITC’s final determination and if SigmaTel is successful, our customers may be forced to discontinue selling their products in the United States that incorporate certain of our SoCs. We may also be required to pay monetary damages to SigmaTel for past infringement. In addition, our ability to increase future sales of our SoCs in the United States may be adversely affected, or we may incur additional costs to create alternative designs that do not infringe SigmaTel’s patents. In addition, certain of our customers may prefer to discontinue the use of our SoCs, in favor of SoCs that can be incorporated into portable media players that can be imported into the United States. Such an outcome could negatively affect our revenues as well as harm our business reputation and relationships with our existing customers.

While we await further details from the ITC on the purported infringement of our technology, we note that we plan to introduce next generation semiconductor products based on new and different technology.

REGULATION

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Foreign Investment

Pursuant to the Foreign Investment Industrial Guidance Catalogue (the “Guidance Catalogue”) issued on November 30, 2004 and effective as of January 1, 2005 by the Ministry of Commerce and the State Development and Reform Commission (the “SDRC”), integrated circuit design and software development and production are classified as industrial sectors in which foreign investments are encouraged. The Guidance Catalogue does not exert any limitation of foreign ownership in the businesses of integrated circuit design and software development and production currently conducted by Actions Semiconductor Zhuhai.

Integrated Circuit Design and Software Development

Pursuant to the Several Policies on Encouragement of Development of Software and Integrated Circuit Industries promulgated by the State Council on June 25, 2000 and effective as of the same date (the “Encouragement Policies”), certified integrated circuit design enterprises are treated in the same manner as certified software enterprises and therefore enjoy various incentive polices available to the software enterprises under the Encouragement Policies, such as incentive policies relating to investment and financing, taxation, industrial technologies, exports, income distribution and protection of intellectual property rights. For example, certified integrated circuit design enterprises are exempt from enterprise income tax (“EIT”) for their first two years of profitable operations and entitled to a 50% reduction in their EIT for the following three years. They are also exempt from tariffs and import-related value-added tax on their imported manufacturing equipment for self- use. The Export and Import Bank of China is required to provide credit support with preferential interest rates for such enterprises’ export businesses. Further, PRC government purchasers of relevant products are required to give preference to such enterprises.

Certification of integrated circuit design enterprises and products is governed by the Administration Measures on Certification of Integrated Circuit Design Enterprises and Products (the “IC Design Certification Measures”) issued by the Ministry of Information and Industry (the “MII”) and the State Administration of Taxation (the “SAT”) on March 7, 2002 and effective as of the same date. Pursuant to the IC Design Certification Measures, integrated circuit products are defined as integrated circuit design software and circuits (including products designed by Chinese companies that cannot be produced in China and should be processed by foreign companies) and integrated circuit design enterprises are defined as independent legal person entities established in China engaged in the design of integrated circuit products (including development of integrated circuit software). Pursuant to a joint notice regarding adjustment of administration of certification of integrated circuit design enterprises and products issued by the MII and the SAT effective as of July 1, 2004, applications for such certification are subject to preliminary review by certification organizations duly authorized by the MII. Final verification and approval must be given by the MII in accordance with the procedures and requirements set forth in the IC Design Certification Measures, and a copy of such approvals must be provided to the SAT. Actions Semiconductor Zhuhai has been certified as an integrated circuit design enterprise since February 1, 2005, and is subject to passing inspection annually. With respect to the annual inspection for the year 2006, Action Semiconductor Zhuhai has passed the preliminary review by China Semiconductor Industry Association. The final result is pending verification by the MII.

Certification of software enterprises is governed by the Tentative Standards and Administrative Measures on Certification of Software Enterprises (the “Software Certification Measures”) issued by the MII, the Ministry of Education, the Ministry of Science and Technologies and the SAT on October 16, 2000 and effective as of the same date. Pursuant to the Software Certification Measures, software products are defined as software embedded in computer software, information systems or equipment provided to users or computer software provided in conjunction with the provision of computer information system integration or application services or other technical services. The MII is responsible for the nationwide administration of such certification, and relevant software industrial associations or other associations authorized by the MII are the certification organizations of software enterprises.

Intellectual Property Rights

China has adopted comprehensive legislation governing intellectual property rights, including trademarks, patents, copyrights and other intellectual property rights. China has adhered to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to WTO in December 2001.

Integrated circuit diagram designs are specifically protected under the Protection Regulations for Integrated Circuit Diagram Design promulgated by the State Council on April 2, 2001 and effective as of October 1, 2001 and its Implementation Rules issued by the State Intellectual Property Office (the “SIPO”) on September 18, 2001 and effective as of October 1, 2001. Integrated circuit diagram designs are entitled to proprietary rights for a ten-year period upon registration with the SIPO.

Registered trademarks are protected under the Trademark Law amended by the Standing Committee of National People’s Congress (the “SCNPC”) on October 27, 2001 and effective as of December 1, 2001. Trademarks can be registered with the Trademark Office for renewable ten-year periods.

Registered patents are protected under the Patent Law amended by SCNPC on August 25, 2000 and effective as of July 1, 2001. Patents are divided into three categories, specifically inventions, utility models and exterior designs, which can be registered with the Patent Office. The protection period for inventions is 20 years, and the protection periods for utility models and exterior designs are 10 years.

The SCNPC amended the Copyright Law on October 27, 2001 and effective as of the same date, pursuant to which certain engineering and product designs and software are eligible for copyright protection. In addition, copyrights for computer software are specifically protected under the Protection Regulations issued by the State Council on December 20, 2001 and effective as of January 1, 2002. There is also a voluntary registration system for computer software copyrights, which is administered by the China Copyright Protection Center.

Foreign Currency Exchange

Pursuant to the Administrative Regulations on Foreign Exchange amended by the State Council on January 14, 1997 and effective as of the same date and various further regulations issued by the Sate Administration of Foreign exchange (the “SAFE”), Renminbi can be freely converted into foreign currency and remitted out of China through a designated foreign exchange bank for current account transactions, such as payment for purchase of goods and services. However, evidence in the form of contracts, invoices and in some cases government registration certificates, must be presented to the bank. For capital account transactions, such as equity investments and loans, conversion of foreign currency into Renminbi, or Renminbi into foreign currency, and remittance thereof into or out of China requires approval by SAFE or its local office.

Within China, all payments must be made in Renminbi. Unless otherwise approved, Chinese companies must repatriate foreign currency payments received from abroad into China. Foreign invested enterprises, such as Actions Semiconductor Zhuhai, are allowed to retain foreign currency in accounts with designated foreign exchange banks, subject to a maximum amount set by SAFE.

Dividend Distribution

The principal regulations governing distribution of dividends by wholly foreign owned enterprises include the Wholly Foreign-owned Enterprise Law amended by SCNPC on October 31, 2000 and effective as of the same date, and its Implementing Rules amended by the State Council on April 12, 2001 and effective as of the same date.

Under these regulations, a foreign invested enterprise in China may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. In particular, Actions Semiconductor Zhuhai, as a wholly foreign owned enterprise, is required to provide for a reserve fund and a staff and workers’ bonus fund, and to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its after-tax profits each year.

MANAGEMENT

Executive Officers, Directors and Key Employees

The following table sets forth our executive officers, directors and key employees, their ages as of the date of this document and the positions held by them. The business address for each of our executive officers and directors is c/o Actions Semiconductor Co., Ltd., 15-1, No. 1, HIT Road, Tangjia, Zhuhai, Guangdong, 519085, the People’s Republic of China.

Name	Age	Position
Kang, Byung-Jin (Peter) .	57	Director, Chairman of the Board
Chiu, Tzu-Yin(1)	50	Director
Tien, Hui-Dong (Terry)(1)	48	Director
Lin, Yu-Hsin Casper(1)	60	Director
Li, Shao Chuan (Shawn)	38	Director and Chief Technology Officer
Hsiao, Paul	34	Director
Yeh, Nan-Horng	48	Chief Executive Officer
Lee, Hsiang-Wei (David)	47	Chief Financial Officer
Pai, Chih Kang (Jackey)	38	Head of Finance Department
Gong, Hui	39	Head of Manufacturing Department

(1)	Member of each of the audit committee, compensation committee and nominations committee.

Kang, Byung-Jin (Peter) has served as our Chairman since September 2005. Mr. Kang has been the President of Namyoung Corporation of Korea since February 1987. Namyoung Corporation is the business agent for various integrated circuit design companies, including UMC, Realtek, Princeton Technology, Holtek Semiconductor and Inter Action Corporation. Mr. Kang holds a Bachelor of Business Economics degree from the International Trade Department of Hong-Ik University in Korea.

Chiu, Tzu-Yin has served as one of our directors since September 2005. Mr. Chiu served as a senior vice president of operations in Semiconductor Manufacturing International Corporation, a major foundry in China from January 2001 until July 2005, and also served as a fab director for Taiwan Semiconductor Manufacturing Company from 1996 to 2001 Mr. Chiu currently is a senior vice president and the Chief Operating Officer of Huahong International Corporation. Mr. Chiu holds a Ph.D. in Electrical Engineering from University of California at Berkeley and an EMBA from Columbia University.

Tien, Hui-Dong (Terry) has served as one of our directors since August 2005. Mr. Tien is also currently the general manager of each of Shanghai Sino-Century Assets Management Co., Ltd., an asset management company permitted to conduct high-tech investment activities in China. He is also a partner of Sino-Century Capital and Development Ltd., which is a Hong Kong based investment management company. Mr. Tien holds a Master in Business Administration degree from the New York University Graduate School of Business Administration and a Bachelor of Science degree in management from National Chiao Tung University in Taiwan.

Lin, Yu-Hsin Casper has served as one of our directors since August 2005. Mr. Lin also currently serves as the chairman and director of Memory Devices Co., Ltd., a memory module manufacturer. Previously, Mr. Lin was a director of Twinmos Tech. Inc., a network module manufacturer, and a director and the chief financial officer of United Microelectronics, a semiconductor wafer manufacturer. Mr. Lin holds a Master in Business Administration degree from Bloomsbury University of Pennsylvania and a Bachelor of Art degree from the accounting department of Soochow University in Taiwan.

Li, Shao Chuan (Shawn) has served as one of our directors since September 2005 and as our Chief Technology Officer since the establishment of our operations in December 2001. Before joining us, Mr. Li was the director of research and development at Zhuhai Arestek Electronic Co., Ltd. Mr. Li holds a Master of Science degree in electrical engineering from Beijing Institute of Technology.

Hsiao, Paul has served as one of our directors since October 2005. Paul is a principal at New Enterprise Associates (NEA), a venture capital firm with $8 billion under management. Paul has been involved with numerous NEA semiconductor investments, including Spreadtrum Communications, a multimedia cellular semiconductor company, Atheros Communications, a wireless semiconductor company, and Luminary Micro, a fabless semiconductor company. Paul holds a Master of Business Administration degree from Harvard Business School and a Bachelor of Science degree in mechanical engineering from Massachusetts Institute of Technology.

Yeh, Nan-Horng has served as our Chief Executive Officer since May 2005. Previously, Mr. Yeh served as a director and vice president of Realtek Semiconductor Corp. He also served as a director and the president of each of Globaltec Management Consulting Corp. and Globaltec Technology Partner I Venture Capital Corp. Mr. Yeh holds a Master in Business Administration degree from Washington University in St. Louis and a Bachelor of Science degree in transportation management from National Chiao Tung University in Taiwan.

Lee, Hsiang-Wei (David) has served as our Chief Financial Officer since August 2005. Mr. Lee also currently serves as the director of Pacific Sun Investment Management Co., Ltd. Previously, Mr. Lee was the CEO of ABN AMRO Asset Management (China). From 1995 to 2002 he was the Chairman and CEO of ABN AMRO Asset Management’s Taiwan operations where he managed assets in the amount of US$3.5 billion. Mr. Lee has more than 15 years of experience in corporate finance and investment management. Mr. Lee holds a Master of Business Administration degree from Duke University and a Bachelor of Science degree in biometrics from National Taiwan University.

Pai, Chih Kang (Jackey) has served as the Head of our Finance Department since the establishment of our operations in December 2001. Prior to joining us, Mr. Pai served as the finance director of Enlight Corp. Mr. Pai holds a Bachelor of Science degree in business management from Tunghai University in Taiwan.

Gong, Hui has served as the Head of our Manufacturing Department since the establishment of our operations in December 2001. Prior to joining us, Mr. Gong served as the manager of the logistics department of Zhuhai Arestek Electronic Co., Ltd. Mr. Gong graduated from Hunan University in China with a Bachelor of Science degree in electrical engineering.

Board of Directors and Board Committees

Our board of directors currently consists of six members. Mr. Lin, Yu-Hsin Casper, Mr. Tien, Hui-Dong and Mr. Chiu, Tzu-Yin serve as independent board members on our audit committee, nominations committee and compensation committee. There are no family relationships between any of our executive officers and directors.

Currently, three committees have been established under the board: the audit committee, the compensation committee and the nominations committee. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the appointment, compensation and oversight of the work of our independent registered accounting firm. Mr. Lin, Yu-Hsin Casper is the Chairman of the audit committee.

The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers. Mr. Tien, Hui-Dong is the Chairman of the compensation committee.

The nominations committee of the board of directors identifies individuals qualified to become members of the board, consistent with criteria approved by the board and selects or recommends that the board select, the director nominees for the next annual shareholders’ meeting and recommends members of the board to the board for committee membership. Mr. Chiu, Tzu-Yin is the Chairman of the nominations committee.

Duties of Directors

Under Cayman Islands law, our directors have a statutory duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skills they actually possess and exercise the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached. Holders of ADSs are not shareholders.

Terms of Directors and Officers

At the 2006 annual general meeting of shareholders, Byung-Jin (Peter) Kang and Paul Hsiao were elected as Class I directors, Tzu-Yin Chiu and Shao Chuan (Shawn) Li were elected as Class II directors and Casper Yu-Hsin Lin and Hui-Dong (Terry) Tien were elected as Class III directors. Class I directors will serve an initial term of one year, Class II directors will serve for an initial term of two years, and Class III directors will serve for a full three-year term. At each succeeding annual general meeting of shareholders beginning in 2007, the terms of one class of directors will expire and their successors will be elected to full three-year terms.

Our officers are appointed by and serve at the discretion of our board of directors.

Compensation of Directors and Executive Officers

Our directors and senior management receive compensation in the form of salaries and annual bonuses. While we do not have a specific bonus plan setting the calculation of our annual bonuses, each director is entitled to receive an annual discretionary bonus of such amount as shall be determined by the board of directors. Additionally, our senior management and employees are entitled to receive an annual discretionary bonus based on their individual performance and our financial performance during the year in question.

The aggregate amount of salaries and bonuses paid by us to our directors and executive officers during the year ended December 31, 2005 was approximately US$0.6 million. None of our directors or executive officers have any employment or service contracts with us providing for benefits upon termination of employment.

Limitation on Liability and Other Indemnification Matters

Cayman Islands law and our articles of association provide that we may indemnify our directors and officers acting in relation to any of our affairs against any liability incurred as a result of any act or failure to act in carrying out their functions other than such liability (if any) that may be incurred by the wilful neglect or default of any such persons. No such director or officer shall be liable to the company for any loss or damage in carrying out their functions unless that liability arises through the willful neglect or default of such person.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission, or the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

There is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or executive officer.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of July 1, 2006 for each shareholder known by us to beneficially own 5% or more of our ordinary shares, all of our executive officers and directors as a group and each other selling shareholder who will participate in this offering.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares. Except as indicated below, and subject to applicable community property laws, we have been notified by each of the entities named in the following table that its respective director has sole voting and investment power with respect to all ordinary shares shown as beneficially owned by it. Percentage of beneficial ownership is based on 516,000,000 ordinary shares outstanding as of July 1, 2006. The percentages shown with respect to the shares being sold in this offering are based on a total of 72,000,000 ordinary shares to be sold by all selling shareholders named below (assuming no exercise of the over-allotment option) and a total of 82,800,000 ordinary shares (assuming full exercise of the over-allotment option).

The address of each of the selling shareholders listed below is: c/o Actions Semiconductor Co., Ltd. 15-1, No. 1, HIT Road, Tangjia, Zhuhai, Guangdong, 519085, the People’s Republic of China, Attn: Chief Financial Officer.

Name	Shares beneficially owned prior to offering		Shares being sold in this offering (assuming no exercise of the over-allotment option)		Shares beneficially owned after offering (assuming no exercise of the over-allotment option)		Additional number of Shares being sold in this offering (assuming full exercise of the over-allotment option)		Shares beneficially owned after offering (assuming full exercise of the over-allotment option)(26)
	Number	Percent	Number	Percent	Number	Percent	Number	Percent	Number	Percent
5% and above Shareholders:
Rich Dragon Consultants Limited(1)	44,594,570	8.64%	11,349,793	2.20%	33,244,777	6.44%	2,321,155	0.45%	30,923,622	5.99%
Tetrad Ventures Pte Ltd(2)	42,016,807	8.14%	12,605,040	2.44%	29,411,767	5.70%	0	0.00%	29,411,767	5.70%

Subtotal	86,611,377	16.78%	23,954,833	4.64%	62,656,544	12.14%	2,321,155	0.45%	60,335,389	11.69%
Other Selling Shareholders:
Fairly Consultants Limited(3)	22,320,000	4.33%	10,075,551	1.95%	12,244,449	2.37%	440,882	0.09%	11,803,567	2.29%
Top Best Development Limited(4)	22,132,640	4.29%	1,174,536	0.23%	20,958,104	4.06%	755,226	0.15%	20,202,878	3.92%
Starlink Development Limited(5)	21,615,766	4.19%	5,627,278	1.09%	15,988,488	3.10%	3,556,230	0.69%	12,432,258	2.41%
Eagle Vision Consultants Limited(6)	14,509,056	2.81%	3,369,742	0.65%	11,139,314	2.16%	395,905	0.08%	10,743,409	2.08%
Paobridge Success Ventures Limited(7)	14,400,000	2.79%	3,224,149	0.62%	11,175,851	2.17%	366,996	0.07%	10,808,855	2.09%
Yiu Yeung Enterprises Limited(8)	12,087,296	2.34%	803,985	0.16%	11,283,311	2.19%	370,523	0.07%	10,912,788	2.11%
Intel Capital Corporation(9)	12,004,802	2.33%	3,601,440	0.70%	8,403,362	1.63%	0	0.00%	8,403,362	1.63%
Precise Media Investments Limited(10)	11,359,616	2.20%	1,586,542	0.31%	9,773,074	1.89%	352,172	0.07%	9,420,902	1.83%
Cheshire Red Investments Limited(11)	10,977,664	2.13%	181,110	0.04%	10,796,554	2.09%	63,433	0.01%	10,733,121	2.08%
Meva Group Limited(12)	10,722,290	2.08%	371,062	0.07%	10,351,228	2.01%	923,195	0.18%	9,428,033	1.83%
Cumbria Universal Corporation Limited(13)	8,990,208	1.74%	19,300	0.004%	8,970,908	1.74%	139,441	0.03%	8,831,467	1.71%
World Vision Consultants Limited(14)	8,924,000	1.73%	8,924,000	1.73%	0	0.00%	0	0.00%	0	0.00%

Name	Shares beneficially owned prior to offering		Shares being sold in this offering (assuming no exercise of the over-allotment option)		Shares beneficially owned after offering (assuming no exercise of the over- allotment option)		Additional number of Shares being sold in this offering (assuming full exercise of the over-allotment option)		Shares beneficially owned after offering (assuming full exercise of the over- allotment option)(26)
	Number	Percent	Number	Percent	Number	Percent	Number	Percent	Number	Percent
Fineway Group Limited(15)	6,785,474	1.32%	1,872,086	0.36%	4,913,388	0.95%	1,114,842	0.22%	3,798,546	0.74%
Sino-Century Globaltec Co., Ltd(16)	4,489,690	0.87%	1,346,910	0.26%	3,142,780	0.61%	0	0.00%	3,142,780	0.61%
Chinsola Enterprises Limited(17)	3,034,645	0.59%	3,034,645	0.59%	0	0.00%	0	0.00%	0	0.00%
Asia Pacific Venture Invest L.P.(18)	2,400,960	0.47%	720,288	0.14%	1,680,672	0.33%	0	0.00%	1,680,672	0.33%
Northern Light Venture Fund, L.P.(19)	1,808,130	0.35%	542,442	0.11%	1,265,688	0.25%	0	0.00%	1,265,688	0.25%
Universal Charger Ventures Incorporated(20)	1,032,111	0.20%	1,032,111	0.20%	0	0.00%	0	0.00%	0	0.00%
Digital CT Investment Limite(21)	840,330	0.16%	252,102	0.05%	588,228	0.11%	0	0.00%	588,228	0.11%
Northern Light Strategic Fund, L.P.(22)	395,220	0.08%	118,566	0.02%	276,654	0.05%	0	0.00%	276,654	0.05%
Grand Asia Special Innovation Direct Investment Ltd.(23)	360,140	0.07%	108,042	0.02%	252,098	0.05%	0	0.00%	252,098	0.05%
Northern Light Partners Fund, L.P.(24)	197,610	0.04%	59,280	0.01%	138,330	0.03%	0	0.00%	138,330	0.03%

Subtotal	191,387,648	37.09%	48,045,167	9.31%	143,342,481	27.78%	8,478,845	1.64%	134,863,636	26.14%
All Selling sholders as a Group	277,999,025	53.88%	72,000,000	13.95%	205,999,025	39.92%	10,800,000	2.09%	195,199,025	37.83%
All current directors and executive officers as a group(25)	21,615,766	4.19%	5,627,278	1.09%	15,988,488	3.10%	3,556,230	0.69%	12,432,258	2.41%

(1)	Rich Dragon Consultants Limited is a British Virgin Islands international business company owned by Mr. Lee Fu Chi for investment purposes. Mr. Lee Fu Chi is also its sole director.
(2)	Tetrad Ventures Pte Ltd. is a company registered under the laws of Singapore and a 100% owned subsidiary of Government of Singapore Investment Corporation (Ventures) Pte Ltd., which in turn is a 100% owned subsidiary of Minister for Finance (Incorporated). Minister for Finance (Incorporated) is a statutory corporation set up by the Government of Singapore to own and administer government assets. We have been advised by Tetrad Ventures Pte Ltd. that all investment and voting decisions relating to its ownership of our shares will be made by GIC Special Investments Pte Ltd, the private equity investment arm of Government of Singapore Investment Corporation Pte Ltd. GIC Special Investments Pte Ltd and Government of Singapore Investment Corporation Pte Ltd. are 100% owned subsidiaries of Minister for Finance (Incorporated).
(3)	Fairly Consultant Limited is a British Virgin Islands international business company owned by Mr. Yeoh, Kin Hok for investment purpose. Mr. Yeoh, Kin Hok is its sole director.
(4)	Top Best Development Limited is a British Virgin Islands international business company owned by Mr. Hui, Yuk Por (Paul) for investment purpose. Mr. Hui, Yuk Por (Paul) is also its sole director.
(5)	Starlink Development Limited is a British Virgin Islands international business company owned by a group of investors for investment purpose. Mr. Kang, Byung Jin, our Chairman, is its sole director.
(6)	Eagle Vision Consultants Limited is a British Virgin Islands international business company owned by Mr. Chiu, Yu Chen, Mr. Hsieh Yann Tsuen, and Ms. Hsieh, Huei Wen for investment purpose. Ms. Hsieh, Huei Wen is also its sole director.
(7)	Paobridge Success Ventures Limited is a British Virgin Islands international business company owned by Ms. Lee Chen, His-Mei for investment purpose. Ms. Lee Chen, His-Mei is also its sole director.
(8)	Yiu Yeung Enterprise Limited is a British Virgin Islands international business company owned by Mr. Chen, Cheng Chi for investment purpose. Mr. Chen, Cheng Chi is also its sole director.
(9)	Intel Capital Corporation is an exempted company incorporated in the Cayman Islands wholly owned by Intel Corporation. The shares of Intel Corporation are listed on NASDAQ.
(10)	Precise Media Investments Limited is a British Virgin Islands international business company owned by Mr. Tsai, Ming Kuei for investment purpose. Mr. Tsai, Ming Kuei is its sole director.

(11)	Cheshire Red Investments is a British Virgin Islands international business company owned by a group of investors for investment purpose. Mr. Zhu Wen Ge is its sole director.
(12)	Meva Group Limited is a British Virgin Islands international business company owned by Mr. Yeung, Chung for investment purposes. Mr. Yeung, Chung is also its sole director.
(13)	Cumbria Universal Corporation Limited is a British Virgin Islands international business company owned by a group of investors for investment purpose. Mr. Cai Jianyu is its sole director.
(14)	World Vision Consultants Limited is a British Virgin Islands international business company owned by Mr. Wong Hon Fai for investment purpose. Mr. Wong Hon Fai is also its sole director.
(15)	Fineway Group Limited is a British Virgin Islands international business company owned by Mr. So, Lai Wah for investment purposes. Mr. So, Lai Wah is also its sole director.
(16)	Sino-Century GlobaltecCo., Ltd. is a British Virgin Islands international business company owned by a group of investors for investment purposes. Mr. Chang Hong, is its sole director.
(17)	Chinsola Enterprises Limited is a British Virgin Islands international business company owned by Mr. Huang, Chih Wei for investment purposes. Mr. Sun, Cheng En is its sole director.
(18)	Asia Pacific Venture Invest L.P. is a British Virgin Islands limited partnership. Its general partner is M-Venture Investment Inc., a Korean company, and its limited partner is Grand Asia Asset Management Limited, a British Virgin Islands international business company. We have been advised by Asia Pacific Venture Invest L.P. that all investment and voting decisions relating to Asia Pacific Venture Invest L.P.’s ownership of our shares will be made by its investment manager, Asia Pacific Venture Invest Management Limited, a British Virgin Islands international business company, through its seven member investment committee.
(19)	Northern Light Venture Fund, L.P. is a Cayman Islands exempted limited partnership. We have been advised by the Northern Light Venture Fund that all decisions relating to its ownership, voting and disposition of our shares will be made by the Northern Light Venture Fund’s general partner, Northern Light Partners, L.P., a Cayman Islands exempted limited partnership.
(20)	Universal Charger Ventures Incorporated is a British Virgin Islands international business company owned by Mr. Huang, Min Hui through Aeolus Overseas Corporation for investment purposes. Mr. Chang Hong is also its sole director.
(21)	Digital CT Investment Limited is a British Virgin Islands international business company owned by a group of investors for investment purposes. We have been advised by Digital CT Investment Limited that all investment and voting decisions relating to Digital CT Investment’s ownership of our shares will be made by its investment manager, Grand Asia Asset Management Limited, a British Virgin Islands international business company, through its six member investment committee.
(22)	Northern Light Strategic Fund, L.P. is a Cayman Islands exempted limited partnership. We have been advised by the Northern Light Strategic Fund that all decisions relating to its ownership, voting and disposition of our shares will be made by the Northern Light Strategic Fund’s general partner, Northern Light Partners L.P., a Cayman Islands exempted limited partnership.
(23)	Grand Asia Special Innovation Direct Investment Ltd. is a British Virgin Islands international business company owned by a group of investors for investment purposes. We have been advised by Grand Asia Special Innovation Direct Investment Ltd. that all investment and voting decisions relating to Grand Asia Special Innovation Direct Investment’s ownership of our shares will be made by its investment manager, Grand Asia Asset Management Limited, a British Virgin Islands international business company, through its five member investment committee.
(24)	Northern Light Partners Fund, L.P. is a Cayman Islands exempted limited partnership. We have been advised by the Northern Light Partners Fund that all decisions relating to its ownership, voting and disposition of our shares will be made by the Northern Light Partners Fund’s general partner, Northern Light Partners L.P., a Cayman Islands exempted limited partnership.
(25)	Consists of shares held by Starlink Development Limited, a British Virgin Islands international business company for which Mr. Kang, Byung Jin, our Chairman, is its sole director.
(26)	If the over-allotment option is not exercised in full, the number of additional shares to be sold by the selling shareholders will be reduced on a pro rata basis.

Pursuant to a share purchase agreement entered into in August 2004 and amended in December 2004, Honorable Data, the sole registered shareholder of Actions Semiconductor (Mauritius) since its inception, transferred all of the shares it owned in Actions Semiconductor (Mauritius) for an aggregate purchase price of US$35,580,000 to 25 purchasers, consisting of companies owned by financial investors and four British Virgin Islands companies owned by our employees. Honorable Data was owned by a single shareholder who is not affiliated with any of our officers or directors. None of the companies owned by financial investors that purchased shares from Honorable Data are affiliates of our Company or have relationships with us other than their shareholdings. We believe that the price at which Honorable Data sold its shares was negotiated on an arm’s length bases between Honorable Data and the companies that purchased our shares. We did not receive any proceeds from that sale.

Certain of our employees formed British Virgin Islands companies for the sole purpose of making an investment in our Company. We did not advise our employees on the benefits, if any, of holding shares in us through BVI companies.

We were incorporated as an exempted company under the laws of the Cayman Islands on July 27, 2005 to hold the equity interests in Actions Semiconductor (Mauritius). In connection with our incorporation, the then 25 shareholders of Actions Semiconductor (Mauritius) transferred their respective interests representing the entire share capital of Actions Semiconductor (Mauritius) to us in consideration for 480 million newly-issued ordinary shares of our company. Following this transfer, we own 100% of the share capital of Actions Semiconductor (Mauritius) and the 25 shareholders, in aggregate, held 100% of our total outstanding shares including 8.09% of our total shares outstanding held by four British Virgin Islands companies on behalf of 47 of our employees.

Details of the ownership by our employees of our ordinary shares are provided in the following table:

		Shares Beneficially Owned Prior to the Offering
Name of BVI Company	Director	Number	Percent
Surrey Glory Investments Limited(1)	Zhao, Guang Min	17,549,440	3.40%
Cheshire Red Investments Limited(2)	Zhu, Wenge	10,977,664	2.13%
Cumbria Universal Corporation Limited(3)	Cai, Jian Yu	8,990,208	1.74%
Anglia Fortune Limited(4)	Luk, Wai Kwan	1,291,776	0.25%

		38,809,088	7.52%

(1)	Surrey Glory Investments Limited has six shareholders, four of whom are our current employees.
(2)	Cheshire Red Investments Limited has 20 shareholders, 19 of whom are our current employees.
(3)	Cumbria Universal Corporation Limited has 20 shareholders, 17 of whom are our current employees.
(4)	Anglia Fortune Limited has two shareholders, one of whom is our current employee.

We have been notified by each of the entities named in the table above that its respective director has sole voting and investment power with respect to all of our ordinary shares shown as beneficially owned by it. Each of these sole directors is an employee of our company.

Sale of Our Shares

On September 2, 2005, certain of our shareholders entered into a share purchase agreement (the “Share Purchase Agreement”) for the sale and transfer of an aggregate of 115,113,930 of our issued and outstanding ordinary shares to 24 purchasers (the “Purchasers”) at a purchase price of US$0.833 per share, for an aggregate consideration of US$95,889,905. Among our shareholders that were parties to the Share Purchase Agreement was Starlink Development Limited, for which Mr. Kang, Byung Jin, the Chairman of our Board of Directors, is the sole director and majority shareholder. Starlink Development Limited sold 15,599,520 of our ordinary shares pursuant to the Share Purchase Agreement. We were also a party to the Share Purchase Agreement in order to make certain representations and warranties regarding the Company to the Purchasers. The transactions contemplated under the Share Purchase Agreement were completed on September 9, 2005 (the “Closing Date”).

Shareholders Agreement

We, the Purchasers and our other shareholders of record on the Closing Date also entered into a shareholders agreement (the “Shareholders Agreement”) that became effective on the Closing Date. The Shareholders Agreement provides our shareholders with various rights, many of which terminated upon the completion of our initial public offering.

The Shareholders Agreement provides that Purchasers holding forty percent or more of the then outstanding registrable securities may require us, from time to time after the closing of our initial public offering, to register for public sale all or any portion of our ordinary shares issued or issuable to them in any jurisdiction in which we have completed a registered underwritten public offering so long as the anticipated aggregate gross proceeds from such registration is reasonably determined by the managing underwriter and our board to be at least US$10,000,000.

Registrable securities include (i) our ordinary shares acquired by the Purchasers pursuant to the Share Purchase Agreement, (ii) any of our ordinary shares issued as a dividend or other distribution with respect to, in exchange for, or in replacement of, the shares referenced in (i), and (iii) our ordinary shares owned or hereafter acquired by Purchasers, excluding any such shares sold in a transaction in which the shareholders’ rights are not assigned in accordance with the Shareholders Agreement, and any registrable securities which are sold in an initial public offering or pursuant to Rule 144 promulgated under the Securities Act or analogous rule of another jurisdiction. Registrable securities shall cease to be registrable securities when a registration statement covering such registrable securities has been declared effective under the Securities Act by the U.S. Securities and Exchange Commission whether or not such registrable securities have been disposed of pursuant to such effective registration agreement. Furthermore, the registrable securities of a Purchaser shall not be deemed to be registrable securities at any time when the entire amount of such registrable securities proposed to be sold by such Purchaser in a single sale are or may be so distributed to the public pursuant to Rule 144 under the Securities Act in any three month period or any such registrable securities have been sold in a sale made pursuant to Rule 144 under the Securities Act.

In addition, if we propose to register for our own account any of our ordinary shares, or for the account of any holder of our ordinary shares (other than a Purchaser) any of such holder’s ordinary shares, in connection with the public offering of such securities solely for cash, the Purchasers may request us to use our reasonable best efforts to include in such proposed registration any of their registrable securities. We have no obligation to register any registrable securities in connection with a proposed registration (i) relating to sale of securities to participants in our share plan, if any, or (ii) relating to a corporate reorganization or other transaction under Rule 145 of the Securities Act.

We will pay all expenses relating to any registration requested by the Purchasers pursuant to the Shareholders Agreement other than underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of registrable securities.

Our obligation to register ordinary shares terminates three years following the closing of our initial public offering, or as to any Purchaser, such earlier time at which all registrable securities held by such Purchaser (and any affiliate of the Purchaser with whom such Purchaser must aggregate its sales under Rule 144) can be sold in any three month period without registration in compliance with Rule 144 of the Securities Act.

Intel Letter Agreement

Notwithstanding the termination of information rights that we granted in the Shareholders Agreement to Intel Capital Corporation (“Intel”), one of the Purchasers, upon the closing of our initial public offering, we have agreed with Intel, pursuant to a letter agreement dated September 9, 2005, that for so long as Intel continues to hold at least 6,002,400 ordinary shares (as adjusted for share splits, combinations, recapitalizations, reclassifications and similar transactions), we will provide Intel with copies, promptly after filing, of all of our annual and periodic reports made available to our shareholders as well as all public reports, including any periodic, interim, or extraordinary reports, filed with the U.S. Securities and Exchange Commission or any other stock exchange or securities regulatory authority.

Other Shareholder Information

No shareholder has voting rights which are different from other shareholders.

To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly. We believe that we currently have four shareholders of record domiciled in the United States that hold an aggregate of 0.54% of our ordinary shares prior to this offering.

To our knowledge, there are no arrangements the operation of which may at a subsequent date result in us undergoing a change in control.

We and/or the underwriters may, at the discretion of us and/or the underwriters, limit or deny the ability of any selling shareholder to sell its ordinary shares in this offering for failure to deliver requisite executed documents, including legal opinions, to us and/or the underwriters in form, substance and time acceptable to us and the underwriters. Any ordinary shares of a selling shareholder excluded from this offering for the reasons stated above may be reallocated, at the discretion of us and/or the underwriters, to other selling shareholders who have previously expressed an interest in selling an amount of ordinary shares in excess of the amount set forth next to their respective names in the table below.

DESCRIPTION OF SHARE CAPITAL

As of June 30, 2006, our authorized share capital consisted of 2.0 billion shares, par value 0.000001 per share, and there were 516 million ordinary shares issued and outstanding. All of our issued and outstanding shares are fully paid and non-assessable.

In August 2005, we issued 480 million ordinary shares of our company in consideration for 100% of the total outstanding shares of Action Semiconductor (Mauritius).

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2004 Revision) of the Cayman Islands, which is referred to below as the Companies Law. A Cayman Islands exempted company is a company that conducts its business outside of the Cayman Islands, is exempted from certain requirements of the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies or the Immigration Board, does not have to make its register of shareholders open to inspection and may obtain an undertaking against the imposition of any future taxation.

The following are summaries of material terms and provisions of our memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares. This summary is not complete, and you should read the forms of our memorandum and articles of association, which will be filed as exhibits to our registration statement on Form F-1. For information on how to obtain copies of our memorandum and articles of association, see “Where You Can Find More Information.”

The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights in respect of the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holder of such ADSs.

Meetings

Subject to our articles of association, an annual general meeting and any extraordinary general meeting called for the passing of a special resolution shall be called by not less than 20 days’ notice in writing and any other extraordinary general meeting shall be called by not less than 20 days’ notice in writing. Notice of every general meeting will be given to all of our shareholders.

Notwithstanding that a meeting is called by shorter notice than that mentioned above, but, subject to our articles of association, it will be deemed to have been duly called, if it is so agreed (1) in the case of a meeting called as an annual general meeting by all of our shareholders (or their proxies) entitled to attend and vote at the meeting; or (2) in the case of any other meeting, by a majority in number of our shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the ordinary shares giving that right.

No business other than the appointment of a chairman of the meeting may be transacted at any general meeting unless a quorum is present at the commencement of business. However, the absence of a quorum will not preclude the appointment of a chairman of the meeting. If present, the chairman of our board of directors shall be the chairman presiding at any shareholders’ meetings.

Two of our members present in person or by proxy or corporate representative representing not less than one third in nominal value of our total issued voting shares shall be a quorum.

A corporation being a shareholder shall be deemed for the purpose of our articles of association to be present in person if represented by its duly authorized representative. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he or she represents as that corporation could exercise if it were our individual shareholder.

The quorum for a separate general meeting of the holders of a separate class of shares is described in “Modification of Rights” below.

Voting Rights Attaching to the Shares

Subject to any rights or restrictions attached to any shares, at any general meeting every shareholder who is present in person (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by proxy shall have one vote and on a poll every shareholder present in person (or, in the case of a shareholder being a corporation, by its duly appointed representative) or by proxy shall have one vote for each share which such shareholder is the holder. Voting at any meeting of the shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman or any other shareholder present in person or by proxy holding at least 10% in par value of the shares giving a right to attend and vote at the meeting.

Any ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast at a meeting of our shareholders, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast at a meeting of our shareholders. Holders of our ordinary shares may by ordinary resolution, among other things, elect directors, and make alterations of capital. See “—Alteration of Capital.” A special resolution is required for matters such as a change of name. See “—Modification of Rights.”

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is registered as our shareholder at the applicable record date for that meeting.

If a recognized clearing house (or its nominee(s)) is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

Protection of Minority Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one- fifth of our shares in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court shall direct.

Any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our memorandum and articles of association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (3) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

Pre-emption Rights

There are no pre-emption rights applicable to the issuance of new shares under either Cayman Islands law or our memorandum and articles of association.

Liquidation Rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares, if the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Law, divide among the shareholders in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the like sanction, shall think fit, but so that no shareholders shall be compelled to accept any asset upon which there is a liability. If the Company shall be wound up, and the assets available for distribution among the shareholders as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively. And if winding up the assets available for distribution among the shareholders shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed amongst the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively.

Modification of Rights

Except with respect to share capital (as described below) and the location of the registered office, alterations to our memorandum and articles of association may only be made by special resolution of no less than two-thirds of votes cast at a meeting of the shareholders.

Subject to the Companies Law, all or any of the special rights attached to any class, unless otherwise provided for by the terms of issue of the shares of that class, may be varied, modified or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our articles of association relating to general meetings shall apply mutatis mutandis to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting other than an adjourned meeting shall be a person or persons together holding, or represented by proxy, on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Alteration of Capital

We may from time to time by ordinary resolution:

•	increase the share capital by such sum as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

•	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

•	by subdivision of its existing shares or any of them divide the whole or any part of its share capital into shares of smaller amount than is fixed by the Memorandum of Association or into shares without par value; and

•	cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve fund in any manner authorized by law.

Transfer of Shares

Subject to any applicable restrictions set forth in our articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in any other form which our directors may approve.

Our board of directors may, in its absolute discretion, decline to register any transfer of any share without assigning any reasons therefor.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 45 days in any year.

Share Repurchase

We are empowered by the Companies Law and our articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our memorandum and articles of association and to any applicable requirements imposed from time to time by the SEC, the Nasdaq National Market, or by any recognized stock exchange on which our securities are listed.

Dividends

Subject to the Companies Law and to our articles of association, in general meeting we may declare dividends in any currency, but no dividends shall exceed the amount recommended by our board of directors. No dividend may be declared or paid other than out of our profits and reserves lawfully available for distribution, including share premium.

Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, with respect to any shares not fully paid throughout the period in respect of which the dividend is paid, all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For these purposes no amount paid up on a share in advance of calls shall be treated as paid up on the share.

Our board of directors may from time to time pay to our shareholders such interim dividends as appear to the directors to be justified by our profits. Our directors may also pay dividends semi-annually or at other intervals to be selected by them at a fixed rate if they are of the opinion that the profits available for distribution justify the payment. The board may also declare and pay special dividends as they think fit.

Our board of directors may retain any dividends or other monies payable on or in respect of a share upon which we have a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists. Our board of directors may also deduct from any dividend or other monies payable to any shareholder all sums of money, if any, presently payable by him or her to us on account of calls, installments or otherwise.

No dividend shall carry interest against us.

Whenever our board of directors or we in general meeting have resolved that a dividend be paid or declared on our share capital, the board of directors may further resolve: (a) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up on the basis that the shares so allotted are to be of the same class as the class already held by the allottee, provided that those of our shareholders entitled thereto will be entitled to elect to receive such dividend, or part thereof, in cash in lieu of such allotment; or (b) that those of our shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our board of directors may think fit on the basis that the shares so allotted are to be of the same class as the class already held by the allottee. We may upon the recommendation of our board of directors by ordinary resolution resolve in respect of anyone particular dividend that notwithstanding the foregoing a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid without offering any right to our shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, interest or other sum payable in cash to a holder of shares may be paid by check or warrant sent through the post addressed to the registered address of the shareholder entitled, or in the case of joint holders, to the registered address of the person whose name stands first in our register of shareholders in respect of the joint holding to such person and to such address as the holder or joint holders may in writing direct. Every check or warrant so sent shall be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on our register of shareholders in respect of such shares, and shall be sent at his or their risk and the payment of any such check or warrant by the bank on which it is drawn shall operate as a good discharge to us in respect of the dividend and/or bonus represented thereby, notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement there on has been forged.

Any dividend unclaimed for six years from the date of declaration of such dividend may be forfeited by the board of directors and shall revert to us.

Our board of directors may, with the sanction of the shareholders in general meeting, direct that any dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe securities of any other company, and where any difficulty arises in regard to such distribution our directors may settle it as they think expedient, and in particular may disregard fractional entitlements, round the same up or down or provide that the same shall accrue to our benefit, and may fix the value for distribution of such specific assets and may determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to our board of directors.

Untraceable Shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

•	all checks or warrants, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years;

•	we have not during that time or before the expiry of the three-month period referred to in the last bullet under this section received any indication of the whereabouts or existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law;

•	during the 12-year period, at least three dividends in respect of the shares in question have become payable and no dividend during that period has been claimed by the shareholder; and

•	Upon expiration of the 12-year period, we have caused an advertisement to be published in newspapers (or, by electronic communication in the manner in which notices may be served by us by electronic means as provided in our articles of association), giving notice of its intention to sell these shares, and a period of three months has elapsed since such advertisement.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Board of Directors

We are managed by a board of directors which currently consists of six members. Our articles of association provide that the board of directors shall consist of not more than eleven directors, including at least three independent directors.

The directors are divided into three classes, designated Class I, Class II, and Class III, as nearly equal in number as the then total number of directors permits. At the 2006 annual general meeting of shareholders Byung-Jin (Peter) Kang and Paul Hsiao were elected as Class I directors, Tzu-Yin Chiu and Shao Chuan (Shawn) Li were elected as Class II directors and Casper Yu-Hsin Lin and Hui-Dong (Terry) Tien were elected as Class III directors. Class I directors will serve an initial term of one year, Class II directors will serve for an initial term of two years, and Class III directors will serve for a full three-year term. At each succeeding annual general meeting of shareholders beginning in 2007, the terms of one class of directors will expire and their successors will be elected to full three-year terms. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional directors of any class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. Notwithstanding the foregoing, whenever the holders of any one or more classes or series of preferred shares issued by the company have the right, voting separately by class or series, to elect directors at an annual or special meeting of shareholders, the election, term of office, filling of vacancies and other features of such directorships will be governed by the applicable terms of the articles of association and any certificate of designation creating such class or series of preferred share, and such directors so elected will not be divided into classes pursuant to the articles of association or considered part of such classes unless expressly provided by such terms.

Our shareholders may by special resolution at any time remove any director for negligence or other reasonable cause before the expiration of his period of office notwithstanding anything in the articles of association or in any agreement between us and such director, and may by ordinary resolution elect another person in his stead. Any person so elected will hold office during such term only as the director in whose place he is elected would have held the same if he had not been removed. Subject to our articles of association, the directors will have power at any time and from time to time to appoint any person to be a director, either as an addition to the existing directors or to fill a vacancy resulting from death, resignation, retirement, disqualification, removal from office or any other reason, but so that the total amount of directors (exclusive of alternate directors) must not at any time exceed the number fixed in accordance with the articles of association.

There are no share ownership qualifications for directors.

Meetings of our board of directors may be convened at any time deemed necessary by any members of our board of directors. Advance notice of a meeting is not required if all our directors are present or represented at the meeting concerned and consent to the holding of such meeting.

A meeting of our board of directors will be competent to make lawful and binding decisions if any two members of our board of directors are present or represented. At any meeting of our directors, each director, be it by his or her presence or by his or her alternate, is entitled to one vote. A director may vote in respect of any contract or transaction in which he is interested, provided, (a) such director must, if his interest in such contract or arrangement is material, declare the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice stating that, by reason of the facts specified in the notice, he is to be regarded as interested in any contracts of a specified description which we may subsequently make and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the Audit Committee.

Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the members of our board of directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have a second or deciding vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

Subject to the recommendation of our Compensation Committee, the remuneration to be paid to the directors shall be such remuneration as the directors shall determine. Such remuneration shall be deemed to accrue from day to day. The directors shall also be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the directors, or any committee of the directors, or general meetings of the company, or otherwise in connection with our business, or to receive a fixed allowance in respect thereof as may be determined by the directors from time to time, or a combination partly of one such method and partly the other.

Under Cayman Islands laws, our directors have a duty of loyalty and must act honestly and in good faith and in our best interests. Our directors also have a duty to exercise the care, diligence, and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duties to us, our directors must ensure compliance with the memorandum and articles of association and the class rights vested thereunder in the holders of the shares. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

Issuance of Additional Ordinary Shares or Preferred Shares

Our articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our articles of association authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue series of preferred shares without action by our shareholders to the extent authorized but unissued. Accordingly, the issuance of preferred shares may adversely affect the rights of the holders of the ordinary shares. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. We have no immediate plans to issue any preferred shares.

Issuance of preferred shares may dilute the voting power of holders of ordinary shares. Subject to applicable regulatory requirements, our board of directors may issue additional ordinary shares without action by our shareholders to the extent of available authorized but unissued shares. The issuance of additional ordinary shares may be used as an anti-takeover device without further action on the part of the shareholders. Such issuance may dilute the voting power of existing holders of ordinary shares.

The listing maintenance requirements of the Nasdaq National Market, which apply so long as our ADSs are quoted on that market, require shareholder approval of certain issuances of our securities equal to or exceeding 20% of the then outstanding voting power of all our securities or the then outstanding number of our ordinary shares.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Differences in Corporate Law

The Companies Law (2004 Revision) of the Cayman Islands (the “Companies Law”) distinguishes between ordinary resident companies and exempted companies, and we are an exempted company with limited liability under the Companies Law. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The responsibilities of an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

The company has not registered as a limited duration company or a segregated portfolio company and could not do so without prior shareholder approval. The company has no intention to seek such shareholder approval.

The Companies Law is modeled after similar laws in the United Kingdom but does not follow recent changes in United Kingdom laws. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant provisions of the Companies Law applicable to us.

Duties of Directors

Under Cayman Islands law, at common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to personally profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

In general, the Companies Law imposes various duties on officers of a company with respect to certain matters of management and administration of the company. The Companies Law contains provisions, which impose default fines on persons who fail to satisfy those requirements. However, in many circumstances, an individual is only liable if he knowingly is guilty of the default or knowingly and willfully authorizes or permits the default.

Interested Directors

There are no provisions under Cayman Islands law that require a director who is interested in a transaction entered into by a Cayman company to disclose his interest nor will render such director liable to such company for any profit realized pursuant to such transaction.

Voting Rights and Quorum Requirements

Under Cayman Islands law, the voting rights of shareholders are regulated by the company’s articles of association and, in certain circumstances, the Companies Law. The articles of association will govern matters such as quorum for the transaction of business, rights of shares, and majority votes required to approve any action or resolution at a meeting of the shareholders or board of directors. Our articles of association provide that a quorum for a general meeting shall be two members present in person or by proxy or corporate representative provided, however, that in no case shall such quorum be less than one-third of the outstanding voting shares in the capital of the company. Under Cayman Islands law, certain matters must be approved by a special resolution which is defined as two-thirds of the votes cast by shareholders present at a meeting and entitled to vote. Other than special resolutions, all resolutions shall be passed by a simple majority of those shares voted at a meeting at which a quorum is present.

Mergers and Similar Arrangements

Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three- fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in-person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is one that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits

Our Cayman Islands counsel is not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Under Delaware law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. Delaware law expressly authorizes stockholder derivative suits on the condition that the stockholder either held the stock at the time of the transaction of which the stockholder complains, or acquired the stock thereafter by operation of law and continues to hold it throughout the duration of the suit. An individual may also commence a class action suit on behalf of himself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A plaintiff instituting a derivative suit is required to serve a demand on the corporation before bringing suit, unless such demand would be futile.

Corporate Governance

Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of The Nasdaq Stock Market, Inc. or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement in which he is interested, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for the indemnification of our directors, auditors and other officers against all losses or liabilities incurred or sustained by him or her as a director, auditor or other officer of our company in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or in which he or she is acquitted provided that this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

Shareholder Proposals

The Companies Law does not provide shareholders any right to bring business before a meeting or requisition a general meeting. Our articles of association provide that the directors shall on a members requisition forthwith proceed to convene an extraordinary general meeting of the company. A members requisition is a requisition of shareholders of the company holding at the date of deposit of the requisition not less than 10% in par value of the capital of the company as at that date carries the right of voting at general meetings of the company.

Approval of Corporate Matters by Written Consent

The Companies Law allows a special resolution to be passed in writing if signed by all the shareholders and authorized by the articles of association.

Calling of Special Shareholders Meetings

The Companies Law does not have provisions governing the proceedings of shareholders meetings which are usually provided in the articles of association.

Staggered Board of Directors

The Companies Law does not contain statutory provisions that require staggered board arrangements for a Cayman Islands company. Such provisions, however, may validly be provided for in the articles of association, and we have provided for a staggered board of directors in our articles of association. Pursuant to such provision, one-third of the current members of our board is required to stand for re-election each year.

Issuance of Preferred Stock

The Companies Law allows shares to be, issued with preferred, deferred or other special rights, whether in. regard to dividends, voting, return of share capital or otherwise. Our articles of association provide that the directors may allot, issue, grant options over or otherwise dispose of shares (including fractions of a share) with or without preferred, deferred or other special rights or restrictions, in one or more series, whether with regard to dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption and liquidation preferences or otherwise and to such persons, at such times and on such other terms as they think proper.

Anti-takeover Provisions

The Companies Law does not prevent companies from adopting a wide range of defensive measures, such as staggered boards, blank check preferred stock, removal of directors only for cause and provisions that restrict the rights of shareholders to call meetings and submit shareholder proposals. Our articles of association contain the following provisions which may be regarded as defensive measures: (i) a staggered board of directors and (ii) shareholders right to requisition a general meeting so that only the shareholders holding not less than 10% in par value of the capital of the company as at that date may requisition a general meeting.

Registration Rights

Certain holders of our ordinary shares and their permitted transferees are entitled to request that we register our ordinary shares held by them under the Securities Act.

SHARES ELIGIBLE FOR FUTURE SALE

Our ADSs are quoted on the Nasdaq Stock Market’s National Market under the symbol “ACTS”. There is no market for our ordinary shares and it is not presently expected that the ordinary shares will be listed on any exchange or that an active trading market in our ordinary shares will develop in the foreseeable future. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Upon completion of this offering, we will have outstanding 21,000,000 ADSs, representing approximately 24.4% of our ordinary shares (assuming no exercise of the overallotment option). All of the ADSs sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any ADSs that are purchased by any “affiliates” of our company as that term is defined in Rule 144 under the Securities Act. The remaining 390,000,000 ordinary shares held by existing shareholders and any ADSs held by our affiliates are “restricted securities” as that term is defined in Rule 144. Restricted securities may not be sold publicly unless they are registered under the Securities Act or sold pursuant to Rule 144 or another exemption from registration.

Lock-Up Agreements

We, all of our selling shareholders and certain of our other shareholders will enter into the lock-up agreements described in “Underwriters.”

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned our ordinary shares for at least one year is entitled to sell within any three-month period a number of our ordinary shares that does not exceed the greater of the following:

•	1.0% of the number of our ordinary shares then outstanding, which will equal approximately ordinary shares immediately after this offering; or

•	the average weekly trading volume of our ordinary shares, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 are subject to manner of sale provisions, notice requirements and the availability of current public information about us. Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares proposed to be sold for at least two years (including the holding period of any prior owner other than an affiliate), is entitled to sell those ordinary shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Registration Rights

Certain holders of our ordinary shares and their permitted transferees are entitled to request that we register our ordinary shares held by them under the Securities Act. See “Principal and Selling Shareholders—Shareholders Agreement”.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in six ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and registered holders of ADSs on the books of the depositary. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to ADSs include the certificates and/or statements of ownership registered holders of ADSs will receive which reflect ownership of ADSs.

The depositary’s office is located at 4 New York Plaza, New York, NY 10004.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are a registered holder of ADSs. This description assumes you are a registered holder of ADSs. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of a registered holder of ADSs described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Because the depositary’s nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and exhibit thereto which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its expenses. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, to the extent the depositary is legally permitted it will deliver such distributions to registered holders of ADSs in proportion to their interests in the following manner:

•

Cash.    The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•	Shares. In the case of a distribution in shares, the depositary will issue additional ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the registered holders of ADSs entitled thereto.

•	Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary will distribute warrants or other instruments representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds as cash; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case registered holders of ADSs will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to registered holders of ADSs.

•	Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determined that any distribution described above is not practicable with respect to any specific registered holder of ADS, the depositary may choose any practicable method of distribution for such registered holder of ADS, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the registered holder of ADSs as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability for interest thereon and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any registered holders of ADSs.

There can be no assurances that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. Registered holders of ADSs thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue ADSs in the name or upon the order of the person entitled thereto. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. A registered holder of ADSs can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADS be issued.

How do registered holders of ADSs cancel their ADSs and obtain deposited securities?

When you turn in your ADSs at the depositary’s office, or when you provide proper instructions and documentation in the case of ADSs that you request to be held through the depositary’s direct registration system, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares at the custodian’s office or effect delivery by such other means as the depositary deems practicable, including transfer to an account of an accredited financial institution on your behalf. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADSs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may fix record dates for the determination of the registered holders of ADSs who will be entitled (or obligated, as the case may be):

•	to receive a dividend or distribution,

•	to rights,

•	to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares or other deposited securities,

•	for the determination of the registered holders who will be responsible for the fee assessed by the depositary for administration of the ADS program and for any expenses as provided for in the deposit agreement and exhibit thereto,

•	to receive any notice or to act in respect of other matters,

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are a registered holder of ADSs and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. After receiving voting materials from us, the depositary will notify the registered holders of ADSs of any shareholder meeting or solicitation of consents or proxies. This notice will state such information as its contained in the voting materials and describe how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs and will include instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third-parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will I be able to view our reports?

The depositary will make available for inspection by registered holders of ADSs any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by any rules or regulations of the U.S. Securities and Exchange Commission.

Additionally, if we make any written communications generally available to holders of our shares, including the depositary or the custodian, and we request the depositary to provide them to registered holders of ADSs, the depositary will mail copies of them, or, at its option, English translations or summaries of them to registered holders of ADSs.

Fees and Expenses

What fees and expenses will I be responsible for paying?

Registered holders of ADSs will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.

The following additional charges shall be incurred by the registered holders of ADSs, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of US$1.50 per certificate or direct registration statement representing ADSs for transfers of certificated or direct registration ADSs;

•	a fee of US$0.02 or less per ADS (or portion thereof) for any Cash distribution made pursuant to the Deposit Agreement,

•	a fee of US$0.02 per ADS (or portion thereof) per year for services performed, by the depositary in administering our depositary receipt program (which fee shall be assessed against holders of ADSs as of the record date set by the depositary not more than once each calendar year and shall be payable in the manner described in the next succeeding provision),

•	any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities (which charge shall be assessed against registered holders of our ADSs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•	such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Payment of Taxes

Registered holders of ADSs must pay any tax or other governmental charge payable by the custodian or the depositary on any ADSs, deposited security or distribution. If a registered holder of ADSs owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the registered holder of ADSs remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the registered holders of ADSs entitled thereto.

By holding an ADS or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained in respect of, or arising out of, your ADSs.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

(1)	amend the terms of the ADSs;

(2)	distribute additional or amended ADSs;

(3)	distribute cash, securities or other property it has received in connection with such actions;

(4)	sell any securities or property received and distribute the proceeds as cash; or

(5)	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. Registered holders of ADSs will be given at least 30 days prior notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or prejudices any substantial existing right of registered holders of ADSs. If a registered holder of ADSs continues to hold an ADS or ADSs after being so notified, such registered holder of ADSs will be bound by such amendment. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the terms of the ADSs to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the terms of the ADSs at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or you otherwise receive notice. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities.

How may the deposit agreement be terminated?

The depositary may terminate the deposit agreement by giving the registered holders of ADSs at least 30 days prior notice, and it must do so at our request. The deposit agreement will be terminated on the removal of the depositary for any reason. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to registered holders of ADSs who surrender their ADSs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the registered holders of ADSs who have not yet surrendered their ADSs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

Limitations on Obligations and Liability to registered holders of ADSs

Limits on our obligations and the obligations of the depositary; limits on liability to registered holders of ADSs and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation any ADSs, or the delivery of any distribution in respect thereof, the depositary and its custodian may require you to pay, provide or deliver:

•	payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement and/or the exhibit thereto;

•	the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, payment of applicable taxes or governmental charges, or legal or beneficial ownership and the nature of such interest, information relating to the registration of the shares on the books maintained by or on our behalf for the transfer and registration of shares, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADSs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•	present or future law, rule or regulation of the United States, the Cayman Islands, The People’s Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond its control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADSs provides shall be done or performed by it or them (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADSs;

•	it performs its obligations without gross negligence or bad faith;

•	it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADSs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADSs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADSs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADSs, any ADSs or otherwise to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators.

The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote. In no event shall the depositary or any of its agents be liable for any indirect, special, punitive or consequential damages.

The depositary may own and deal in deposited securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. There are currently no such disclosure requirements or limitations imposed by applicable laws of the Cayman Islands. We reserve the right to request you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of deposited securities and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions. The provisions of our articles and of Cayman Islands law apply to direct and indirect holders of our securities. As a holder of ADRs or an interest therein, you will be subject to those provisions. See “Description of Share Capital” for a further description of provisions of Cayman Islands law applicable to ownership of our securities.

Requirements for Depositary Actions

We, the depositary or the custodian may refuse to

•	issue, register or transfer an ADS or ADSs;

•	effect a split-up or combination of ADSs;

•	deliver distributions on any such ADSs; or

•	permit the withdrawal of deposited securities (unless the deposit agreement provides otherwise), until the following conditions have been met:

•	the holder has paid all taxes, governmental charges, and fees and expenses as required in the deposit agreement;

•	the holder has provided the depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

•	the holder has complied with such regulations as the depositary may establish under the deposit agreement.

The depositary may also suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split- up or combination of ADSs, or the withdrawal of deposited securities (unless the deposit agreement provides otherwise), if the register for ADSs or any deposited securities is closed or the depositary decides it is advisable to do so.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADSs, which register shall include the depositary’s direct registration system. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Pre-release of ADSs

The depositary may issue ADSs prior to the deposit with the custodian of shares (or rights to receive shares). This is called a pre-release of the ADS. A pre-release is closed out as soon as the underlying shares (or rights to receive shares from us or from any registrar, transfer agent or other entity recording share ownership or transactions) are delivered to the depositary. The depositary may pre-release ADSs only if:

•	the depositary has received collateral for the full market value of the pre-released ADSs (marked to market daily); and

•	each recipient of pre-released ADSs agrees in writing that he or she

•	owns the underlying shares,

•	assigns all rights in such shares to the depositary,

•	holds such shares for the account of the depositary and

•	will deliver such shares to the custodian as soon as practicable, and promptly if the depositary so demands.

In general, the number of pre-released ADSs will not evidence more than 30% of all ADSs outstanding at any given time (excluding those evidenced by pre-released ADSs). However, the depositary may change or disregard such limit from time to time as it deems appropriate. The depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.

Appointment

In the deposit agreement, each holder and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement shall be deemed for all purposes to (a) be a party to and bound by the terms of the deposit agreement and the applicable ADS(s), and (b) appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADS(s), to adopt any and all procedures necessary to comply with applicable law and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADS(s), the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

TAXATION

Cayman Islands Taxation

The following discussion of the material Cayman Islands tax consequences of an investment in our ordinary shares or ADSs is directly based on the advice of Maples and Calder as to Cayman Islands law. However, it does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

The Cayman Islands currently have no exchange control restrictions and no income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax applicable to us or to any holder of ADS or of ordinary shares. Accordingly, any payment of dividends or any other distribution made on the ordinary shares will not be subject to taxation in the Cayman Islands, no Cayman Islands withholding tax will be required on such payments to any shareholder and gains derived from the sale of ordinary shares will not be subject to Cayman Islands capital gains tax. The Cayman Islands are not party to any double taxation treaties.

The Company has obtained an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from August 9, 2005, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operation and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of the estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures, or other obligations, or (ii) by way of withholding in whole or in part of a payment of dividend or other distribution of income or capital by us.

United States Federal Income Taxation

The following is a summary of the material United States federal tax consequences relating to the purchase, ownership, and disposition of the ordinary shares or ADSs. The information provided below is based on the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations, proposed Treasury Regulations, Internal Revenue Service, or the IRS, published rulings and court decisions, all as of the date hereof. These authorities may change, possibly on a retroactive basis, or the IRS might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of ordinary shares or ADSs could differ from those described below. We do not intend to obtain a ruling from the IRS with respect to the tax consequences of acquiring or holding the ordinary shares or ADSs.

This description is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a particular investor in light of the investor’s particular circumstances, or to certain types of investors subject to special treatment under United States federal income tax laws, such as:

•	banks or financial institutions;

•	life insurance companies;

•	tax-exempt organizations;

•	dealers in securities or foreign currencies;

•	traders in securities that elect to apply a mark-to-market method of accounting;

•	shareholders that actually or constructively hold 10% or more of the total combined voting power of all of the classes of our stock entitled to vote;

•	persons holding ordinary shares or ADSs as part of a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction for United States federal income tax purposes;

•	persons subject to the alternative minimum tax provisions of the Code; and

•	persons that have a “functional currency” other than the United States dollar.

This description generally applies to purchasers of the ordinary shares or ADSs as capital assets. This description does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular investors.

Investors considering the purchase of ordinary shares or ADSs are urged to consult their tax advisors regarding the application of the United States federal income tax laws to their particular situations and the consequences of United States federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.

U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares or ADSs that is:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation or other entity taxable as a corporation for United States federal income tax purposes organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, if such trust validly elects to be treated as a United States person for United States federal income tax purposes, or if

(a) a court within the United States can exercise primary supervision over its administration and (b) one or more

U.S. persons have the authority to control all of the substantial decisions of such trust.

If a partnership (including any entity treated as a partnership for United States tax purposes) is a beneficial owner of the ordinary shares or ADSs, the United States tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of the ordinary shares or ADSs that is a partnership and partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of the ordinary shares or ADSs.

For United States federal income tax purposes, U.S. Holders of ADSs will be treated as the beneficial owners of the underlying shares represented by the ADSs. Accordingly, no gain or loss will be recognized upon the exchange of ADSs for the holder’s proportionate interest in the shares, a holder’s tax basis in the withdrawn shares will be the same as its tax basis in the ADSs surrendered in exchange therefor, and the holding period in the withdrawn shares will include the period during which the holder held the surrendered ADSs.

If you are not a U.S. Holder, the following subsection does not apply to you and you should refer to “Non-U.S. Holders” below.

Taxation of Dividends and Other Distributions on Ordinary Shares or ADSs

Subject to the passive foreign investment company rules discussed below, all distributions to a U.S. Holder with respect to the U.S. Holder’s ordinary shares or ADSs, other than certain pro rata distributions of our shares, will be includible in the U.S. Holder’s gross income as ordinary dividend income when received, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits. For this purpose, earnings and profits will be computed under U.S. federal income tax principles. The dividends will not be eligible for the dividends-received deduction allowed to corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the U.S. Holder’s ordinary shares or ADSs, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain.

If you are an individual U.S. Holder, dividends paid to you from a “qualified foreign corporation” will be taxable to you at a maximum tax rate of 15% provided that you meet certain holding period and other requirements (“qualified dividend income”). A non-United States corporation (other than a passive foreign investment company) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on shares (or ADSs backed by such shares) which is readily tradable on an established securities market in the United States. There is currently no such tax treaty in effect between the United States and the Cayman Islands. Because the ADSs are currently listed on The Nasdaq Stock Market’s National Market, they are considered readily tradable on an established securities market in the United States.

Dividends paid with respect to our ordinary shares could cease to be qualified dividend income if our ordinary shares or ADSs are delisted from The Nasdaq Stock Market’s National Market and do not subsequently become readily tradable on another established securities market in the United States or if we are classified as a passive foreign investment company.

Dividends paid in Renminbi will be included in each U.S. Holder’s income as a U.S. dollar amount based on the spot rate in effect on the date that the U.S. Holder (or, in the case of a U.S. Holder of ADSs, the Depositary) receives the dividend, regardless of whether the payment is converted into U.S. dollars. If the U.S. Holder (or the Depositary) does not receive U.S. dollars on the date the dividend is distributed, the U.S. Holder will be required to include either gain or loss in income when the U.S. Holder (or the Depositary) later exchanges the Renminbi for U.S. dollars. The gain or loss will be equal to the difference between the U.S. dollar value of the amount that the U.S. Holder includes in income when the dividend is received and the amount that the U.S. Holder receives on the exchange of the Renminbi for U.S. dollars. The gain or loss generally will be ordinary income or loss from United States sources. If we distribute non-cash property as a dividend, the U.S. Holder will generally include in income an amount equal to the fair market value, in U.S. dollars, of the property on the date that it is distributed. Dividends will constitute foreign source income for foreign tax credit limitation purposes. The rules relating to the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors to determine the foreign tax credit implications of owning the ordinary shares or ADSs.

Taxation of Disposition of Ordinary Shares or ADSs

Subject to the passive foreign investment company rules discussed below, a U.S. Holder will recognize taxable gain or loss on any sale or exchange of ordinary shares or ADSs equal to the difference between the amount realized (in U.S. dollars) for the ordinary shares or ADSs and the U.S. Holder’s tax basis (in U.S. dollars) in the ordinary shares or ADSs. The gain or loss recognized generally will be long-term capital gain or loss, if the property giving rise to the capital gain is held for more than one year. The deductibility of capital loss is subject to limitations.

Any gain or loss that a U.S. Holder recognizes will generally be treated as United States source income or loss for purposes of foreign tax credit limitations, unless it is attributable to an office or other fixed place of business outside the U.S. and certain other conditions are met.

Passive Foreign Investment Company

A company is considered a passive foreign investment company, or PFIC, for any taxable year if either:

•	at least 75% of its gross income is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

For the purpose of applying the income and asset tests described above, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation if we own, directly or indirectly, 25% or more (by value) of the stock of such corporation.

We believe we should not be classified as a PFIC, for U.S. federal income tax purposes, for the current year and do not anticipate becoming classified as a PFIC in future years. The determination of whether or not we are classified as a PFIC is a factual determination that is made annually based on the categories and amounts of income that we earn and the categories and valuation of our assets (including goodwill), all of which are subject to change. There is no assurance as to the categories of assets in which we may invest. Moreover, in calculating goodwill, the valuation of our assets may be based on our anticipated total market value, determined with reference to the market price of our ordinary shares or ADSs. If our total market value is less than anticipated or subsequently declines, we may be or become classified as a PFIC. Further, following the consummation of this offering, we anticipate that approximately 24.4% of our total ordinary shares and ADSs will be traded. We believe a valuation approach based on this trading should be reasonable. However, the U.S. Internal Revenue Service may challenge the valuation of our assets, including goodwill. In addition, the composition of our assets will be affected by how we spend our existing cash and the cash raised in this offering. Thus, it is possible that we may be or become classified as a PFIC in our current and in any future taxable year.

If we were to be classified as a PFIC in any taxable year, you would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a non-United States company that does not distribute all of its earnings on a current basis. In such event, you may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of the ordinary shares or ADSs and (ii) any “excess distribution” paid on ordinary shares or ADSs (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years). In addition, you may be subject to an interest charge on such gain or excess distribution. Finally, the 15% maximum rate on our dividends would not apply if we are or become a PFIC. You are urged to consult your tax advisor regarding the potential tax consequences to you if we are or become a PFIC, as well as certain elections that may be available to you to mitigate such consequences.

Non-U.S. Holders

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on dividends paid by us with respect to our ordinary shares or ADSs unless the income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. In such cases, you generally will be taxed in the same manner as a U.S. Holder.

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares or ADSs unless such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States or the Non-U.S. Holder is a natural person who is present in the United States for 183 days or more and certain other conditions exist. In the first case, the Non- U.S. Holder will be taxed in the same manner as a U.S. Holder. In the second case, the Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% on the amount by which such Non-U.S. Holder’s U.S.-source capital gains exceed such U.S.-source capital loss.

Dividends and gain that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States generally will be subject to tax in the same manner as they would be if the Non-U.S. Holder were a U.S. Holder, except that the passive foreign investment company rules will not apply. Effectively connected dividends and gain received by a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30% rate or a lower tax treaty rate.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of our ordinary shares or ADSs or the proceeds received on the sale, exchange or redemption of our ordinary shares or ADSs paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (or otherwise establishes, in the manner provided by law, an exemption from backup withholding) or to report interest and dividends required to be shown on the U.S. Holder’s U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder’s U.S. federal income tax liability provided that the appropriate returns are filed.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on IRS Form W-8BEN.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	The Cayman Islands has a less developed body of securities laws as compared to that of the United States and these securities laws provide significantly less protection to investors; and

•	The Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders be arbitrated.

Almost all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States. We intend to appoint Corporation Service Company, 1133 Avenue of the Americas, Suite 3100, New York, NY 10036, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder, our counsel as to the laws of the Cayman Islands, and Zhong Lun Law Firm, our counsel as to Chinese law, have advised us respectively that there is uncertainty as to whether the courts of the Cayman Islands or China respectively would:

(1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

(2) entertain original actions brought in the Cayman Islands or China respectively against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Zhong Lun Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. Under the PRC Civil Procedures Law, courts in China may recognize and enforce foreign judgments pursuant to treaties between China and the country where the judgment is rendered or based on reciprocity arrangements for the recognition and enforcement of foreign judgments between jurisdictions. If there are neither treaties nor reciprocity arrangements between China and a foreign jurisdiction where a judgment is rendered, according to the PRC Civil Procedures Law, matters relating to the recognition and enforcement of a foreign judgment in China may be resolved through diplomatic channels. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States or the Cayman Islands. As a result, it is generally difficult to recognize and enforce in China a judgment rendered by a court in either of these two jurisdictions.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York law will be passed upon for us by Jones Day. Certain legal matters with respect to U.S. federal and New York law in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom, Hong Kong. The validity of our ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder. Legal matters as to Chinese law will be passed upon for us by Zhong Lun Law Firm, Shanghai, China and for the underwriters by Haiwen & Partners, Beijing, China. Jones Day may rely upon Maples and Calder, with respect to matters governed by the laws of the Cayman Islands and upon Zhong Lun Law Firm, Shanghai, China with respect to matters governed by Chinese law. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder with respect to matters governed by the laws of the Cayman Islands and Haiwen & Partners, Beijing, China with respect to matters governed by Chinese law.

EXPERTS

The consolidated financial statements as of December 31, 2004 and 2005, and for the years ended December 31, 2003, 2004 and 2005 included in this prospectus have been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Deloitte Touche Tohmatsu’s address is 35/F One Pacific Place, 88 Queensway, Hong Kong.

The statements included in this document under the captions “Prospectus Summary—Actions Semiconductor Co., Ltd.;” “Risk Factors—Risks Related to Our Company;” “Risk Factors—Risks Related to Our Industry;” “Risk Factors—Risks Related to Doing Business in China;” “Management’s Discussion and Analysis of Financial Condition and Results of Operations;” “Regulation;” “Enforceability of Civil Liabilities;” and other sections of this document to the extent they constitute matters of Chinese law, have been reviewed and confirmed by Zhong Lun Law Firm, Shanghai, China, our PRC counsel, as experts in such matters, and are included herein in reliance upon such review and confirmation.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement on Form F-1 (No. 333-129208) and a registration statement on Form F-6 (No. 333-129375), including relevant exhibits and schedules, under the Securities Act with respect to our ordinary shares represented by ADSs, and the ADSs, to be sold in this offering. This document, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ordinary shares and ADSs. Information regarding the contents of contracts or other documents described in this document is not necessarily complete and you should refer to the actual contracts and documents filed as exhibits to the registration statement for more detailed and complete information.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements and annual reports to shareholders, and our officers and directors will not be subject to the insider short-swing profit disclosure and recovery requirements of Section 16 of the Exchange Act. The registration statement, reports and other information so filed can be inspected and copied at the public reference facility maintained by the SEC at Headquarters Office, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 and from the SEC’s website (http://www.sec.gov). You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. Our SEC filings, including the registration statement and other information may also be inspected at the offices of The Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

Our SEC filings will also be available to the public on the SEC’s Internet Web site at http://www.sec.gov.

We will furnish JPMorgan Chase Bank, N.A., the depositary referred to under “Description of American Depositary Shares,” with annual reports in English. JPMorgan Chase Bank, N.A. has agreed that, at our request, it will distribution these reports to all registered holders of our ADSs. We will also furnish to JPMorgan Chase Bank, N.A. in English all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. JPMorgan Chase Bank, N.A. will arrange for the distribution of these documents to record holders of our ADSs, if we so request. Please see “Description of American Depositary Shares” for further details on the responsibilities of JPMorgan Chase Bank, N.A.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated             , 2006, the selling shareholders have agreed to sell to the underwriters named below, for whom Morgan Stanley & Co. International Limited and Citigroup Global Markets Inc. are acting as the representatives, the following respective numbers of our ADSs:

Underwriters	Number of ADSs
Morgan Stanley & Co. International Limited
Citigroup Global Markets Inc.
Piper Jaffray & Co.

Total	12,000,000

The underwriters are offering the ADSs subject to their acceptance of the ADSs from the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this document are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this document if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below.

The selling shareholders have granted to the underwriters a 30-day option to purchase up to 1,800,000 additional ADSs from the selling shareholders at the public offering price listed on the cover page of this document less the underwriting discounts and commissions. The allocation of such additional ADSs among the selling shareholders is set out on pages 80 and 81. The option may be exercised only to cover any over allotments of ADSs. If the option is not exercised in full, the number of additional ADSs to be sold by the selling shareholders will be reduced on a pro rata basis.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them. The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price and part of the ADSs to certain dealers at a price that represents a concession not in excess of $             per ADS under the public offering price. Any underwriter may allow, and such dealer may reallow, a concession not in excess of $             per ADS to other underwriters or to certain dealers. The offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

The following table summarizes the compensation and estimated expenses we and the selling shareholders will pay:

	Per ADS		Total
	Without over-allotment	With full exercise of over-allotment	Without over-allotment	With full exercise of over-allotment
Underwriting Discounts and Commissions paid by selling shareholders	US$	US$	US$	US$
Expenses payable by the selling shareholders	US$	US$	US$	US$
Expenses payable by us	US$	US$	US$	US$

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any of our ordinary shares or securities convertible into or exchangeable or exercisable for any of our ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 90 days after the date of the final prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning in the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

All of the selling shareholders and certain of our other shareholders have agreed that, without the prior written consent of the representatives, during the period ending 90 days after the date of the final prospectus, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any or our ordinary shares or securities convertible into or exchangeable or exercisable for any of our ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares, whether any such aforementioned transaction is to be settled by delivery of our ordinary shares or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning in the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our ADSs are quoted on the Nasdaq Stock Market’s National Market under the symbol “ACTS”.

The public offering price for the ADSs will be determined by us and the representatives by reference to the market prices for our equity shares and ADSs and other relevant factors.

In order to facilitate this offering of ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position in our ADSs for their own account. A short sale is “covered” if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, our ADSs in the open market to stabilize the price of our ADSs. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short position or to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. We have been advised by the underwriters that Morgan Stanley & Co. International Limited expects to make offers and sales in the United States through its registered broker-dealer affiliate Morgan Stanley & Co. Incorporated.

Selling Restrictions

No action has been taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this document or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

Cayman Islands.    We will not offer to sell any ordinary shares or ADSs to any member of the public in the Cayman Islands.

United Kingdom.    The ADSs may not be offered to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended), or the FSMA, except to legal entities which have been authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus within the meaning of the Prospectus Rules of the Financial Services Authority. Any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) has only been communicated or caused to be communicated and will only be communicated or caused to be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005 or in circumstances in which section 21 of the FSMA would not apply to us if we were not an authorized person. In addition, all applicable provisions of the FSMA with respect to anything done in relation to the ADSs in, from or otherwise involving the United Kingdom, have been or will be complied with.

Hong Kong.    The underwriters have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, our ADSs other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to our ADSs which is directed at, or the contents of which are likely to be accessed or ready by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance or any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to this offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Japan.    The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan (Law No. 235 of 1948 as amended), or the Securities Exchange Law, and disclosure under the Securities Exchange Law has not been and will not be made with respect to the ADSs. Accordingly, the ADSs may not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan or to others for re-offering or re-sale, directly or indirectly in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities Exchange Law and other relevant laws and regulations of Japan. As used in this paragraph, “resident of Japan” means any person residing in Japan, including any corporation or other entity organized under the laws of Japan.

Singapore.    This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where are our ADSs are subscribed or purchased under Section 275 by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and unites of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired our ADSs under Section 275 except:

(1)	to an institutional investor or to a relevant person, or to any person pursuant to an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$2000,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

(2)	where no consideration is given for the transfer; or

(3)	by operation of law.

European Economic Area.    In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), and effective as of the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), no ADSs has been offered to the public in that Relevant Member State and brought to the attention of the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive. Notwithstanding the foregoing, an offer of ADSs may be made effective as of the relevant Implementation Date to the public in that Relevant Member State at any time (1) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (2) to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (3) in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this paragraph, the expression an “offer of ADSs to the public” in relation to any ADSs in any relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/IEC and includes any relevant implementing measure in each Relevant Member States.

Persons who receive this document are advised by us and the underwriters to inform themselves about, and to observe any restrictions as to, this offering and the ADSs and the distribution of this document.

A prospectus in electronic format will be made available on the Web sites maintained by one or more of the underwriters or selling group members, if any participating in this offering and one or more of the underwriters participating in this offering may distribute prospectus electronically. The representatives may agree to allocate a number of ADSs to underwriters and securities dealers for sale to its online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

The address of Morgan Stanley & Co. International Limited is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. The address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, NY 10013, United States. The address of Piper Jaffray & Co. is 800 Nicollet Mall, Suite 800, Minneapolis, MN 55402-7020.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of our ADSs in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of our ADSs are made. Any resale of our ADSs in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our ADSs.

Representations of Purchasers

By purchasing our ADSs in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase our ADSs without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under “—Resale Restrictions.”

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this document during the period of distribution will have a statutory right of action for damages, or while still the owner of our ADSs, for rescission against us in the event that this document contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for our ADSs. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for our ADSs. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which our ADSs were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of our ADSs as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of our ADSs should consult their own legal and tax advisors with respect to the tax consequences of an investment in our ADSs in their particular circumstances and about the eligibility of our ADSs for investment by the purchaser under relevant Canadian legislation.

EXPENSES RELATING TO THIS OFFERING

The following table sets forth the main estimated expenses required to be paid in connection with this offering, other than the underwriting discounts and commissions:

U.S. Securities and Exchange Commission registration fee	US$	13,112
National Association of Securities Dealers filing fee		15,500
Nasdaq listing fee		[•]
Legal fees and expenses		[•]
Accounting fees and expenses		[•]
Printing fees		[•]
Other fees and expenses		[•]

Total	US$	[•]

All amounts are estimated, except the U.S. Securities and Exchange Commission registration fee, the Nasdaq listing fee and the NASD filing fee.

A CTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004, 2005

AND (UNAUDITED) THREE MONTHS ENDED MARCH 31, 2005 AND 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONTENTS	PAGE(S)
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2004 and 2005 and (Unaudited) as of March 31, 2006	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2003, 2004 and 2005 and (Unaudited) Three Months Ended March 31, 2005 and 2006	F-4
Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the Years Ended December 31, 2003, 2004 and 2005 and (Unaudited) Three Months Ended March 31, 2005 and 2006	F-5
Consolidated Statements of Cash Flows Years Ended December 31, 2003, 2004 and 2005 and (Unaudited) Three Months Ended March 31, 2005 and 2006	F-6
Notes to the Consolidated Financial Statements	F-7 - F-22

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Actions Semiconductor Co., Ltd.

We have audited the accompanying consolidated balance sheets of Actions Semiconductor Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2004 and 2005 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years ended December 31, 2003, 2004 and 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal audit over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Actions Semiconductor Co., Ltd. as of December 31, 2004 and 2005 and the results of their operations and their cash flows for each of the three years ended December 31, 2003, 2004 and 2005 in conformity with accounting principles generally accepted in the United States of America.

Deloitte Touche Tohmatsu

Hong Kong

April 27, 2006

ACTIONS SEMICONDUCTOR CO., LTD.

Consolidated Balance Sheets

(in thousands of U.S. dollars, except share and per share data)

	At December 31,		At March 31,
	2004	2005	2006
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$32,013	$108,896	$105,844
Time deposits	—	23,172	32,906
Restricted cash	—	2,478	7,793
Accounts receivable	3,529	8,025	6,220
Notes receivable	1,825	1,722	2,211
Inventories	5,018	7,023	5,614
Prepaid expenses and other current assets	1,328	1,973	2,360
Deferred tax assets	—	528	14
Income tax recoverable	—	11	—

Total current assets	43,713	153,828	162,962
Long-term investment	—	500	1,625
Rental deposits	24	11	11
Property, plant and equipment, net	1,411	2,360	4,782
Acquired intangible assets, net	14	1,889	2,135
Deposit paid for acquisition of property, plant and equipment	—	—	264

Total assets	$45,162	$158,588	$171,779

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$9,843	$13,086	$10,022
Accrued expenses and other current liabilities	4,032	11,776	6,362
Other liabilities	—	71	44
Short-term bank loan	—	2,374	7,688
Income tax payable	25	—	757

Total current liabilities	13,900	27,307	24,873
Other liabilities	145	124	374

Total liabilities	14,045	27,431	25,247

Minority interests	—	582	573

Commitments and contingencies (Note 14)

Shareholders’ equity:
Ordinary shares of par value $0.000001: 2,000,000,000 shares authorized 480,000,000 and 516,000,000 shares issued and outstanding in 2004 and 2005, respectively and 516,000,000 shares (unaudited) at March 31, 2006	$—	$1	$1
Additional paid-in capital	5,000	49,629	49,629
Accumulated other comprehensive income	1	1,224	1,693
Retained earnings	26,116	79,721	94,636

Total shareholders’ equity	31,117	130,575	145,959

Total liabilities and shareholders’ equity	$45,162	$158,588	$171,779

The accompanying notes are an integral part of these consolidated financial statements.

ACTIONS SEMICONDUCTOR CO., LTD.

Consolidated Statements of Operations

(in thousands of U.S. dollars, except share and per share data)

	Year ended December 31,			Three months ended March 31,
	2003	2004	2005	2005	2006
				(unaudited)	(unaudited)
Revenues:
System-on-a-chip products	$4,319	$55,236	$149,369	$34,212	$35,817
Semiconductor product testing services	1,242	2,021	253	94	15

Total net revenues	5,561	57,257	149,622	34,306	35,832

Cost of revenues:
System-on-a-chip products	(2,868)	(25,565)	(60,518)	(14,274)	(16,199)
Semiconductor product testing services	(793)	(1,575)	(68)	(17)	(10)

Total cost of revenues	(3,661)	(27,140)	(60,586)	(14,291)	(16,209)

Gross profit	1,900	30,117	89,036	20,015	19,623

Other income	118	128	1,122	703	172

Operating expenses:
Research and development	(1,139)	(2,400)	(7,825)	(1,115)	(2,080)
General and administrative	(331)	(769)	(8,968)	(1,504)	(2,111)
Selling and marketing	(417)	(594)	(1,375)	(269)	(318)

Total operating expenses	(1,887)	(3,763)	(18,168)	(2,888)	(4,509)

Income from operations	131	26,482	71,990	17,830	15,286
Interest income	2	28	1,148	36	974
Interest expense	—	—	(77)	—	(69)

Income before income taxes and minority interests	133	26,510	73,061	17,866	16,191
Income taxes	—	(25)	526	—	(1,285)
Minority interests	—	—	18	—	9

Net income	$133	$26,485	$73,605	$17,866	$14,915

Net income per share:
Basic and diluted	$—	$0.055	$0.152	$0.037	$0.029

Dividend declared per share	$—	$—	$0.041	$—	$—

Weighted-average shares used in computation:
Basic and diluted	480,000,000	480,000,000	483,000,000	480,000,000	516,000,000

The accompanying notes are an integral part of these consolidated financial statements.

ACTIONS SEMICONDUCTOR CO., LTD.

Consolidated Statements of Shareholders’ Equity

and Comprehensive Income

(in thousands of U.S. dollars, except share and per share data)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Accumulated (deficit) retained earnings	Total	Comprehensive income
	Number	Amount
Balance at January 1, 2003	480,000,000	$—	$1,883	$—	$(502)	$1,381	$—
Capital contribution	—	—	2,381	—	—	2,381
Net income	—	—	—	—	133	133	133

Balance at December 31, 2003	480,000,000	—	4,264	—	(369)	3,895	$133

Capital contribution	—	—	736	—	—	736	$—
Foreign currency translation adjustments	—	—	—	1	—	1	1
Net income	—	—	—	—	26,485	26,485	26,485

Balance at December 31, 2004	480,000,000	—	5,000	1	26,116	31,117	$26,486

Issue of shares upon the initial public offering, net of offering expenses	36,000,000	1	44,629	—	—	44,630	$—
Dividend	—	—	—	—	(20,000)	(20,000)	—
Foreign currency translation adjustments	—	—	—	1,223	—	1,223	1,223
Net income	—	—	—	—	73,605	73,605	73,605

Balance at December 31, 2005	516,000,000	1	49,629	1,224	79,721	130,575	74,828

Foreign currency translations adjustments (unaudited)	—	—	—	469	—	469	469
Net income (unaudited)	—	—	—	—	14,915	14,915	14,915

Balance at March 31, 2006 (unaudited)	$516,000,000	$1	$49,629	$1,693	$94,636	$145,959	$15,384

The accompanying notes are an integral part of these consolidated financial statements.

ACTIONS SEMICONDUCTOR CO., LTD.

Consolidated Statements of Cash Flows

(in thousands of U.S. dollars, except share and per share data)

	Year ended December 31,			Three months ended March 31,
	2003	2004	2005	2005	2006
				(unaudited)	(unaudited)
Operating activities:
Net income	$133	$26,485	$73,605	$17,866	$14,915
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization of property, plant and equipment	133	224	459	89	147
Amortization of acquired intangible assets	5	11	239	1	178
Utilization of advance subsidy from local authorities of Zhuhai, the People’s Republic of China (the “PRC”)	—	—	(77)	—	(28)
(Gain) loss on disposal of property, plant and equipment	—	—	(52)	—	5
Minority interests	—	—	(18)	—	(9)
Deferred tax	—	—	(521)	—	517
Changes in operating assets and liabilities:
Accounts receivable	127	(3,519)	(4,496)	2,210	1,818
Notes receivable	—	(1,825)	103	617	(487)
Inventories	(931)	(3,949)	(2,005)	(5,594)	1,442
Prepaid expenses and other current assets	(618)	(664)	(632)	(1,745)	(377)
Income tax recoverable	—	—	(11)	—	11
Accounts payable	385	9,295	3,243	986	(3,151)
Accrued expenses and other current liabilities	385	3,611	7,328	3,639	(5,461)
Income tax payable	—	25	(25)	—	757

Net cash (used in) provided by operating activities	(381)	29,694	77,140	18,069	10,277

Investing activities:
Purchase of long-term investment	—	—	(500)	—	(1,125)
Capital contribution from a minority shareholder	—	—	600	—	—
Rental deposit paid	(8)	(8)	—	—	—
Proceeds from disposal of property, plant and equipment	—	—	109	—	—
Purchase of property, plant and equipment	(323)	(989)	(1,429)	(469)	(2,822)
Purchase of acquired intangible assets	(24)	—	(1,697)	—	(411)
Increase in restricted cash	—	—	(2,478)	—	(5,298)
Increase in time deposits	—	—	(23,172)	—	(9,624)

Cash used in investing activities	(355)	(997)	(28,567)	(469)	(19,280)

Financing activities:
Capital contribution	2,381	732	—	—	—
Proceeds from short-term bank loans	—	—	2,374	—	5,298
Advance subsidy from local authorities of Zhuhai, the PRC	—	145	124	—	249
Issue of shares	—	—	44,630	—	—
Dividend paid	—	—	(20,000)	—	—

Cash provided by financing activities	2,381	877	27,128	—	5,547

Effect of exchange rate changes	—	1	1,182	41	404

Net increase (decrease) in cash and cash equivalents	1,645	29,575	76,883	17,641	(3,052)
Cash and cash equivalents at the beginning of the year	793	2,438	32,013	32,013	108,896

Cash and cash equivalents at the end of the year	$2,438	$32,013	$108,896	49,654	105,844

Supplemental cash flow information:
Cash paid during the period for:
Interest	$—	$—	$(77)	$—	$(69)

Income taxes	$—	$—	$(31)	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

ACTIONS SEMICONDUCTOR CO., LTD.

Notes to Consolidated Financial Statements

For the years ended December 31, 2003, 2004 and 2005

and (unaudited) three months ended March 31, 2005 and 2006

(in thousands of U.S. dollars, except share and per share data and unless otherwise stated)

1.     Organization and Principal Activities

Actions Semiconductor Co., Ltd (“Actions Semiconductor Cayman Islands” or “the Company”) is a holding company incorporated in the Cayman Islands on July 27, 2005.

Another company, Actions Semiconductor Co., Ltd. (“Actions Semiconductor Mauritius”) was incorporated under the laws of Mauritius on November 21, 2001. On December 28, 2001, Actions Semiconductor Mauritius established a wholly-owned subsidiary in the People’s Republic of China (“PRC”) namely, Actions Semiconductor Co., Ltd (“Actions Semiconductor Zhuhai”).

On August 17, 2005, Actions Semiconductor Cayman Islands issued 480 million ordinary shares in exchange of the 3 million ordinary shares of Actions Semiconductors Mauritius. The shareholders of Actions Semiconductor Mauritius became the holders of 100% of the outstanding shares of Actions Semiconductor Cayman Islands in proportion to their interests in Actions Semiconductor Mauritius.

The exchange was accounted for as a reverse merger and the financial statements of Actions Semiconductor Cayman Islands presents the historical results, assets and liabilities of Actions Semiconductor Mauritius on the consummation of the reverse merger on the basis that Actions Semiconductor Mauritius was the accounting acquiror. Prior to the exchange, Actions Semiconductor Cayman Islands was a shell company which contained only insignificant amount of assets and no liabilities.

At March 31, 2006, the subsidiaries of the Company include the following:

Name of Company	Place and date of incorporation/establishment	Attributable equity interest held	Principal activities
Actions Semiconductor Co., Ltd.	Republic of Mauritius (“Mauritius”) November 16, 2001	100%	Investment holding

Actions Semiconductor Co., Ltd.	The People’s Republic of China (the “PRC”) November 17, 2001	100%	Design and manufacture of system-on-a-chip products

Actions Technology (HK) Company Limited	Hong Kong January 13, 1999	100%	Trading of system-on-a-chip products

Actions Microelectronics Co., Ltd.	The British Virgin Islands (“The BVI”) October 17, 2005	80%	Investment holding

Artek Microelectronics Co., Ltd. (“Artek Microelectronics BVI”)	The BVI December 28, 2005	100%	Investment holding

Beijing Actions North Microelectronics Co., Ltd.	PRC December 13, 2005	80%	Investment holding

Artek Microelectronics (HK) Co., Limited	Hong Kong January 16, 2006	100%	Trading of system-on-a-chip products

Actions Capital Investment Inc.	The BVI February 10, 2006	100%	Inactive

Artek Microelectronics Co., Ltd. (“Artek Microelectronics Shenzhen”)	PRC March 14, 2006	100%	Design and manufacture of system-on-a-chip products

ACTIONS SEMICONDUCTOR CO., LTD.

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2003, 2004 and 2005

and (unaudited) three months ended March 31, 2005 and 2006

(in thousands of U.S. dollars, except share and per share data and unless otherwise stated)

Actions Semiconductor Cayman Islands and its subsidiaries (the “Group”) are principally engaged in the design and development of System-on-a-chip (“SoC”) products and total solutions for the development and manufacture of personal media players and the provision of testing solutions. The Group’s total solutions include SoCs, solution development kits and detailed specifications of other required components and the providers of those components. The Group’s total solutions enable its customers to quickly introduce new personal media players, including MP3 players, which are portable audio players that play music files that have been compressed to a fraction of their size using any one of a number of audio compression technologies.

Unaudited interim financial information

The financial information with respect to the three-months ended March 31, 2005 and 2006 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited financial information contains all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of such periods. The results of operations for the three months ended March 31, 2006 are not necessarily indicative of results to be expected for the full year.

2.     Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries. All significant intercompany transactions and balances are eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses in the consolidated financial statements and accompanying notes. The significant accounting estimates, which have had an impact on the Group’s consolidated financial statements, include revenue recognition, allowance for doubtful accounts, allowance for obsolete inventories, income tax valuation allowance, provision for litigation claims and useful lives of property, plant and equipment. The allowance for obsolete inventories have been insignificant.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Time deposits

Time deposits consist of deposits placed with financial institutions with original maturity terms of greater than three months but less than one year.

ACTIONS SEMICONDUCTOR CO., LTD.

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2003, 2004 and 2005

and (unaudited) three months ended March 31, 2005 and 2006

(in thousands of U.S. dollars, except share and per share data and unless otherwise stated)

Notes receivable

Notes receivable represent bank and commercial acceptance drafts that are arranged by the customers, through their financial institutions in order to settle their accounts payable to the Group. Such notes receivable are non-interest bearing and due within the arranged credit terms, which are typically 180 days or less.

Certain significant risks and uncertainties

The Group participates in a dynamic high technology industry and believes that changes in any of the following areas, although this list is not intended to be exhaustive, could have a material adverse effect on the Group’s future financial position, results of operations, or cash flows; changes in the overall demand for SoC for MP3 players and its total solutions; competition from other competitors; advances and trends in new technologies and industry standards; changes in certain strategic relationship or customer relationships; regulatory or other factors; risks associated with the Group’s ability to attract and retain employees necessary to support its growth; competitive pressures in the form of new products or price reductions on current products; and changes in third party manufacturers.

Research and development costs

Research and development costs are expensed as incurred.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted average method. Write down of potentially obsolete or slow-moving inventories is recorded based on management’s assumptions about future demand and market conditions.

Long-term investment

Long-term investment over which the Company does not exercise significant influence is accounted for under the cost method of accounting. Management evaluates related information in addition to quoted market prices, if any, in determining the fair value of these investments and whether an other than temporary decline in value exists. Factors indicative of an other than temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. The list is not all inclusive and management periodically weighs all quantitative and qualitative factors in determining if any impairment loss exists.

Property, plant and equipment, net

Property, plant and equipment, net are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Buildings	20 years
Leasehold improvements	Shorter of the lease terms or 3 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years
Plant and machinery	3 to 5 years

ACTIONS SEMICONDUCTOR CO., LTD.

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2003, 2004 and 2005

and (unaudited) three months ended March 31, 2005 and 2006

(in thousands of U.S. dollars, except share and per share data and unless otherwise stated)

Acquired intangible assets, net

Acquired intangible assets, net consist of purchased software and technology licenses, have definite lives and are capitalized and amortized on a straight-line basis over their expected useful economic lives, which ranges between two to four years.

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets.

Government subsidies

Government subsidies include cash subsidies and advance subsidies received from the local PRC government in Zhuhai by Actions Semiconductor Zhuhai. Cash subsidies are recognized as other income when received and when all the conditions for their receipt have been met. Cash subsidies recognized as income were $111, $115 and $391 for the years ended December 31, 2003, 2004 and 2005 and (unaudited) $79 and $173 for the three months ended March 31, 2005 and 2006, respectively.

Advance subsidies received from the government have been recorded in other liabilities. A certain portion of such advance subsidies are repayable and another portion will be recognised as other income when and if Actions Semiconductor Zhuhai incurs interest expense on bank borrowings (see note 11 for additional details).

Revenue recognition

The Group’s revenues are primarily derived from sale of SoC products and their total system solutions, which it designs and develops, at its own expense. The Group recognizes revenue based on firm customer orders with fixed terms and conditions, including price net of discount and commission, if any. The Group recognizes revenue when delivery has occurred and collectibility is determined to be reasonably assured. The Group also provides semiconductor product testing, and revenue is recognized when the services are rendered. The Group does not provide its customers with any price protection and only provides the right of return for defective goods in connection with its warranty policy. The costs of the Group’s warranty policy to-date have been insignificant.

Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carryforwards, and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

ACTIONS SEMICONDUCTOR CO., LTD.

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2003, 2004 and 2005

and (unaudited) three months ended March 31, 2005 and 2006

(in thousands of U.S. dollars, except share and per share data and unless otherwise stated)

Advertising costs

Advertising costs are expensed as incurred and are included in selling and marketing expenses. Total advertising expenses were approximately $38, $12 and $94 for the years ended December 31, 2003, 2004 and 2005 and (unaudited) $17 and $6 for the three months ended March 31, 2005 and 2006, respectively.

Comprehensive income

Comprehensive income included foreign currency translation adjustments and is reported in the consolidated statements of shareholders’ equity and comprehensive income.

Foreign currency translation

All transactions in currencies other than functional currencies during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date.

Exchange differences are recorded in the consolidated statement of operation. The financial statements of all subsidiaries with functional currencies other than the U.S. dollar, the reporting currency, are translated into U.S. dollars. All assets and liabilities are translated at the rates of exchange ruling at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive income.

Fair value of financial instruments

Financial instruments include cash and cash equivalents, time deposits, restricted cash, accounts receivable, notes receivable, accounts payable, accrued expenses and other current liabilities, short-term bank loan and other liabilities. The carrying values of cash and cash equivalents, time deposits, restricted cash, accounts receivable, notes receivable, accounts payable, accrued expenses and other current liabilities, and short-term bank loan approximate their fair values due to their short-term maturities. Please refer to note 11 for the estimated fair value of other liabilities.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, time deposits, restricted cash, accounts receivable and notes receivable. The Group places its cash and cash equivalents, time deposits, and restricted cash with financial institutions with high-credit ratings and quality.

The Group conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information. As a result of the Group’s credit evaluation, combined with the Group’s success in collecting approximately 100% of its outstanding account receivables and notes receivables, no allowance for doubtful accounts was recorded at December 31, 2004, 2005 or (unaudited) at March 31, 2006.

ACTIONS SEMICONDUCTOR CO., LTD.

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2003, 2004 and 2005

and (unaudited) three months ended March 31, 2005 and 2006

(in thousands of U.S. dollars, except share and per share data and unless otherwise stated)

Net income per share

Basic net income per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the year. No diluted net income per ordinary share is presented since there is no additional dilution from stock issuable.

Recently issued accounting pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004), “Share-Based Payments” or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R was effective for our fiscal year beginning January 1, 2006. The adoption of this statement did not have a material effect on the Group’s financial position or results of operations.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—an amendment of ARB No. 43, Chapter 4”. SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 was effective for inventory costs incurred on or after June 15, 2005. The adoption of this statement did not have a material effect on the Group’s financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29” (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 was effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this statement did not have a material effect on the Group’s financial position or results of operations.

In March 2005, the FASB issued FASB Interpretation No. (“FIN”) 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of SFAS No. 143”. FIN 47 clarifies that an entity is required to recognize a liability for a legal obligation to perform an asset retirement activity if the fair value can be reasonably estimated even though the timing and/or method of settlement are conditional on a future event. FIN 47 was required to be adopted for annual reporting periods ending after December 15, 2005. The adoption of this statement did not have a material effect on the Group’s financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes And Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3”. This statement supercedes APB Opinion No. 20, “Accounting changes” and SFAS No. 3, “Reporting Accounting changes in Interim Financial

ACTIONS SEMICONDUCTOR CO., LTD.

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2003, 2004 and 2005

and (unaudited) three months ended March 31, 2005 and 2006

(in thousands of U.S. dollars, except share and per share data and unless otherwise stated)

Statements”. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine the period-specific effects or the cumulative effect of the change. APB Opinion No. 20 “Accounting Changes,” previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 was effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this statement did not have a material effect on the Group’s financial position or results of operations.

In September 2005, the FASB’s Emerging Issues Task Force (“EITF”) reached a final consensus on Issue 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”. EITF 04-13 requires that two or more legally separate exchange transactions with the same counterparty be combined and considered a single arrangement for purposes of applying APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, when the transactions are entered into in contemplation of one another. EITF 04-13 is effective for new arrangements entered into, or modifications or renewals of existing arrangements, in interim or annual periods beginning after March 15, 2006. The adoption of this statement is not expected to have a material effect on the Group’s financial position or results of operations.

3.     Restricted Cash

At December 31, 2005 and March 31, 2006, the Group placed $2,478 and (unaudited) $7,793, respectively, on deposit with a bank in connection with a short-term bank loan granted to the Group (see note 10 for additional details).

4.     Inventories

Inventories consist of the following:

	At December 31,		At March 31, 2006
	2004	2005
			(unaudited)
Raw materials	$1,812	$2,208	$2,541
Work in progress	2,230	1,366	1,164
Finished goods	976	3,449	1,909

	$5,018	$7,023	$5,614

Inventories amounting to nil, $23 and $46 were written off in for the years ended December 31, 2003, 2004 and 2005 respectively due to slow-moving. For the (unaudited) three months ended March 31, 2005 and 2006, no inventories were written off.

ACTIONS SEMICONDUCTOR CO., LTD.

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2003, 2004 and 2005

and (unaudited) three months ended March 31, 2005 and 2006

(in thousands of U.S. dollars, except share and per share data and unless otherwise stated)

5.     Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	At December 31,		At March 31, 2006
	2004	2005
			(unaudited)
Prepaid expenses	$42	$502	$419
Value added tax refundable	1,181	966	1,325
Others	105	505	616

	$1,328	$1,973	$2,360

6.     Long-Term Investment

As of December 31, 2005, the Company held 8% of equity interest in Hi-Trend Investment Holding Co., Ltd (“Hi Trend”) for $500, which has been accounted for as a cost method investment.

In March 2006, the Company acquired an additional 10% equity interest in Hi-Trend for cash of $1,125. In addition, the Company has entered an agreement in May 2006 with a subsidiary of Hi-Trend pursuant to which it will license its Energy metering SoC technology in exchange for a royalty fee.

Hi-Trend is a private company which is an integrated circuit design company that designs integrated circuit drivers for organic light emitting diode displays incorporated in portable electronic devices.

7.     Property, Plant and Equipment, Net

Property, plant and equipment, net consist of the following:

	At December 31,		At March 31, 2006
	2004	2005
			(unaudited)
Buildings	$38	$39	$1,408
Leasehold improvements	145	149	150
Furniture, fixtures and equipment	290	582	776
Motor vehicles	53	123	124
Plant and machinery	1,287	2,290	3,297

Total	$1,813	$3,183	$5,755
Less: Accumulated depreciation	(402)	(823)	(973)

Property, plant and equipment, net	$1,411	$2,360	$4,782

The Group has recorded depreciation expense of $133, $224 and $459 for the years ended December 31, 2003, 2004 and 2005 and (unaudited) $89 and $147 for the three months ended March 31, 2005 and 2006, respectively.

ACTIONS SEMICONDUCTOR CO., LTD.

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2003, 2004 and 2005

and (unaudited) three months ended March 31, 2005 and 2006

(in thousands of U.S. dollars, except share and per share data and unless otherwise stated)

8.     Acquired Intangible Assets, Net

Acquired intangible assets, net consist of the following:

	At December 31,		At March 31, 2006
	2004	2005
			(unaudited)
Cost:
Purchased software	$15	$1,095	$1,514
Technology licenses	17	1,051	1,059

	32	2,146	2,573

Accumulated amortization:
Purchased software	(5)	(90)	(202)
Technology licenses	(13)	(167)	(236)

	(18)	(257)	(438)

Acquired intangible assets, net	$14	$1,889	$2,135

The intangible assets of the Group mainly consist of purchased software which is used to support the administration of the business and technology licenses acquired for the purpose of utilizing certain intellectual property held by third parties.

The Group has recorded amortization expense of $5, $11 and $239 for the years ended December 31, 2003, 2004 and 2005 and (unaudited) $1 and $178 for the three months ended March 31, 2005 and 2006, respectively. Estimated aggregate intangible asset amortisation expense is estimated to be $630, $630, $521, $108 and nil for the 2006, 2007, 2008, 2009 and 2010 fiscal year, respectively.

9.     Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	At December 31,		At March 31, 2006
	2004	2005
			(unaudited)
Accrued wages	$18	$123	$8
Accrued bonuses	—	5,110	1,710
Accrued legal and professional fees	—	4,567	1,851
Royalty fees payable	3,798	32	1,791
Others	216	1,944	1,002

	$4,032	$11,776	$6,362

10.     Short-Term Bank Loan

The bank loan at December 31, 2005 and March 31, 2006 is unsecured and interest bearing at 4.7% per annum and is repayable within one year.

ACTIONS SEMICONDUCTOR CO., LTD.

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2003, 2004 and 2005

and (unaudited) three months ended March 31, 2005 and 2006

(in thousands of U.S. dollars, except share and per share data and unless otherwise stated)

11.     Other Liabilities

The local authorities in Zhuhai, the PRC, operate certain government subsidy programs which are intended to encourage companies to invest in the high technology industry in Zhuhai. In 2004, Actions Semiconductor Zhuhai was granted $145, of which, $36 is an unsecured, interest-free advance and is repayable in December 2006. The remaining interest-free advance of $109 is intended to subsidize Actions Semiconductor Zhuhai to cover interest expense on bank borrowings.

In 2005, $77 out of $145 of the advance granted in 2004 was utilized to cover interest expense on a short-term bank loan and has been recorded as other income in the consolidated statements of operations. The unutilized amount of $71 is repayable in December 2006 and thus classified under current liabilities as of December 31, 2005. In addition, Actions Semiconductor Zhuhai was further granted an advance of $124 during the year ended December 31, 2005 of which any unutilized amount is repayable in year 2007. This interest free advance is also intended to subsidize Actions Semiconductor Zhuhai to cover interest expense on bank borrowings.

For the (unaudited) three months ended March 31, 2006, $28 out of $71 of the advance granted in 2005 was utilized to cover interest expense on a short-term bank loan and has been recorded as other income in the consolidated statements of operations. The unutilized amount of $44 is repayable in March 2007 and thus classified under current liabilities as of March 31, 2006. In addition, Actions Semiconductor Zhuhai was further granted an advance of $250 during the three months ended March 31, 2006, of which any unutilized amount is repayable in year 2007. This interest free advance is also intended to subsidize Actions Semiconductor Zhuhai to cover interest expense on bank borrowings.

The estimated fair value of the advances granted to Actions Semiconductor Zhuhai based on quoted market rates was approximately $133 and $181 at December 31, 2004 and 2005 and (unaudited) $397 at March 31, 2006.

12.     Income Taxes

The Company is a tax exempted company incorporated in Cayman Islands and is not subject to taxation under the current Cayman Islands law.

Under the current Mauritius law, Actions Semiconductor Mauritius’ income is not subject to taxation. Actions Microelectronics Co., Ltd is loss making since its incorporation while Artek Microelectronics BVI, Beijing Actions North Microelectronics Co., Ltd. and Actions Capital Investment Inc. have been inactive since their incorporation.

Actions Semiconductor Zhuhai is subject to a 30% foreign enterprise income tax (“FEIT”), and a 3% local income tax. However, Actions Semiconductor Zhuhai was established in the Zhuhai Special Economic Zone (“Economic Zone”) of China as a foreign investment enterprise and principally conducts its business operations in this Economic Zone. Therefore, it is subject to the reduced FEIT rate of 15% and is exempted from FEIT for its first two years of profitable operations after offsetting prior years’ tax losses and is entitled to a 50% reduction in its FEIT for the following three years as approved by the tax authorities in accordance with the China Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and its Implementation Rules issued in 1991. In addition, Actions Semiconductor Zhuhai is exempted from 3% local income tax during the above preferential tax treatment period of five years pursuant to the Rules Concerning Exemption or Reduction of Local Income Tax for Foreign Invested Enterprises issued by the People’s Government of Guangdong Province issued in 1992.

ACTIONS SEMICONDUCTOR CO., LTD.

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2003, 2004 and 2005

and (unaudited) three months ended March 31, 2005 and 2006

(in thousands of U.S. dollars, except share and per share data and unless otherwise stated)

As a result of such preferential tax treatments, Actions Semiconductor Zhuhai was exempted from FEIT in the years ended December 31, 2004 and 2005, which were the first and second year Actions Semiconductor Zhuhai achieved profitable operations after offsetting prior years’ tax losses. Thereafter, Actions Semiconductor Zhuhai expects to benefit from a 50% reduction of FEIT rate, which will be 7.5%, during each of three years ending December 31, 2006, 2007 and 2008.

According to the Notice on Tax Issues Concerning Implementation of the Decision of the CPC Central Committee and State Council on Strengthening Technical Innovation, Development of High Technology and Realization of Industrialization issued by the Ministry of Finance and the State Administration of Taxation, entities and individuals, including foreign invested enterprises and foreigners, are exempted from business tax arising from the revenue generated from technology transfer, technology development and relevant technical consultation and service. Therefore, Actions Semiconductor Zhuhai is also entitled to a business tax exemption relating to its income derived from any technology transfer agreement, which has been registered with relevant government authorities.

Artek Microelectronics Shenzhen was established in PRC in March 2006, and has no assessable profit for the (unaudited) three months ended March 31, 2006 and is currently applying for a tax holiday in PRC.

Actions Technology and Artek Microelectronics (HK) Co., Limited are subject to Hong Kong Profits Tax at a rate of 17.5%.

The current and deferred components of the income tax expense (credit) appearing in the consolidated statements of operation are as follows:

	Year ended December 31,			Three months ended March 31,
	2003	2004	2005	2005	2006
				(unaudited)	(unaudited)
Current tax	$—	$25	$(5)	$—	$768
Deferred tax	—	—	(521)	—	517

	$—	$25	$(526)	$—	$1,285

The Group’s deferred tax assets as at December 31, 2005 and March 31, 2006 are attributable to the following:

	At December 31, 2005	At March 31, 2006
		(unaudited)
Expenditure and deductible for tax purpose in future years
- accrued legal and professional fees	$171	$—
- accrued bonus	335	—
- other	18	12
Allowance	43	43
Depreciation and amortisation	5	3

	572	58
Valuation allowance	(44)	(44)

	528	14

ACTIONS SEMICONDUCTOR CO., LTD.

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2003, 2004 and 2005

and (unaudited) three months ended March 31, 2005 and 2006

(in thousands of U.S. dollars, except share and per share data and unless otherwise stated)

Valuation allowance is made for the Hong Kong subsidiary since the realization of the corresponding recorded deferred tax assets is dependent on generating sufficient taxable income in that Hong Kong subsidiary. As the management does not believe that it is more likely than not that all of the deferred tax asset attributable to the Hong Kong subsidiary will be realized, a full valuation allowance of $44 has been established at December 31, 2005 and (unaudited) $44 at March 31, 2006 in respect of the related deferred tax asset.

The Group did not have any deferred tax liabilities as of December 31, 2004, 2005 and March 31, 2006.

Tax that would have been payable without the tax exemptions amounts to approximately $3,924 and $12,165 for the years ended December 31, 2004 and 2005 and (unaudited) $3,057 and $1,153 for the three months ended March 31, 2005 and 2006, respectively, representing a decrease in the basic earnings per share of $0.008 and $0.025 for the years ended December 31, 2004 and 2005 and (unaudited) $0.006 and $0.002 for the three months ended March 31, 2005 and 2006, respectively.

A reconciliation between the provision for income tax computed by PRC enterprise income tax rate of 15% to income before income taxes and actual provision for income taxes is as follows:

	Year ended December 31,			Three months ended March 31,
	2003	2004	2005	2005	2006
				(unaudited)	(unaudited)
Tax provision at PRC enterprise income tax rate of 15%	$20	$3,977	$10,959	$2,680	$2,429
Expenses not deductible for tax purpose	2	3	745	389	3
Income not taxable for tax purposes	—	(2)	(77)	(12)	(11)
Deferred tax assets not recognised	(22)	(37)	44	—	—
Tax exemption granted to a PRC subsidiary	—	(3,924)	(12,165)	(3,057)	—
Effect of preferential income tax rate	—	—	—	—	(1,153)
Effect of the different income tax rate in other jurisdiction	—	—	(3)	—	17
Overprovision of taxation	—	—	(10)	—	—
Other	—	8	(19)	—	—

Income tax expense (credit)	$—	$25	$(526)	$—	$1,285

ACTIONS SEMICONDUCTOR CO., LTD.

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2003, 2004 and 2005

and (unaudited) three months ended March 31, 2005 and 2006

(in thousands of U.S. dollars, except share and per share data and unless otherwise stated)

13.     Segment and Geographic Information

The Group’s chief operating decision maker has been identified as the Chief Executive Officer. The Group does not specifically identify and allocate any assets by operating segment nor does management evaluate operating segment using discrete asset information. The chief operating decision maker makes use of gross profit margin of different products and services as the Group’s reporting segment since it is impractical to allocate operating expenses to each reporting segment when making decisions about allocating resources and assessing performance of the Group.

	Year ended December 31,			Three months ended March 31,
	2003	2004	2005	2005	2006
				(unaudited)	(unaudited)
Revenue:
SoC for portable media players	$3,285	$54,069	$146,619	$33,385	$35,170
Energy metering SoC	15	308	1,865	209	647
SoC for remote control toy cars	1,019	859	885	618	—
Testing solutions	1,242	2,021	253	94	15

	$5,561	$57,257	$149,622	$34,306	$35,832

Gross profit:
SoC for portable media players	$1,146	$29,263	$87,779	$19,795	$19,228
Energy metering SoC	8	195	1,043	132	390
SoC for remote control toy cars	297	213	29	11	—
Testing solutions	449	446	185	77	5

	$1,900	$30,117	$89,036	$20,015	$19,623

Geographic information

The Group operates in China/Hong Kong and all of the Group’s long-lived assets are located in China/Hong Kong and substantially all of our sales are made in China/Hong Kong.

14.     Commitments and Contingencies

(a) Operating leases

The Group leases certain office premises under non-cancelable leases with terms that range from one to two years and are renewable subject to negotiation. Rental expense under operating leases for the years ended December 31, 2003, 2004 and 2005 was $123, $161 and $124, and (unaudited) $30 and $45 for the three months ended March 31, 2005 and 2006, respectively.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2005 was $237 in which $144 and $93 will expire in the years ending December 31, 2006 and 2007, respectively.

(b) Capital commitments

Capital commitments for purchase of property, plant and equipment as of December 31, 2004 and 2005 was $28 and $79, respectively. Capital commitment for purchase of a land use right in Zhuhai as of December 31, 2005 was $1,360.

ACTIONS SEMICONDUCTOR CO., LTD.

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2003, 2004 and 2005

and (unaudited) three months ended March 31, 2005 and 2006

(in thousands of U.S. dollars, except share and per share data and unless otherwise stated)

(c) Royalty fee commitments

The Group has entered into royalty agreements for the use of certain technology knowhow (“Technology Knowhow”) used in the Group’s products. According to the agreements, the Group will pay a fixed amount of royalty for each of the Group’s products sold which make use of the Technology Knowhow, where a minimum quarterly royalty fee commitment of $500 is required for one of the royalty agreements which can be terminated by giving six months notice to the owner of the technology knowhow. The Group’s royalty expense for the years ended December 31, 2003, 2004 and 2005 amounted to $372, $6,114 and $8,228, and (unaudited) $4,536 and $1,856 for the three months ended March 31, 2005 and 2006 respectively.

In March 2005, the Group entered into a royalty agreement (“Agreement”) for the use of Technology Knowhow for a period of three years, effective from March 2005 (“Effective date”), and will automatically renew for additional one year unless notice of non-renewal is delivered at least sixty days prior to the end of third year. Pursuant to the Agreement, the Group will pay a fixed amount of royalty fee for each of the Group’s products sold which make use of the Technology Knowhow and there is a minimum royalty fee commitment of $390 during the first twelve months from the Effective date and a quarterly royalty fee of $97 for a period of three years. Alternatively, the Agreement also allows the Group to pay an amount of $1,300 for an unlimited use of the Technology Knowhow starting from twelve months from the Effective date.

(d) Contingencies

On January 4, 2005, one of the Group’s main competitors, SigmaTel Inc. (“SigmaTel”), filed a complaint in the U.S. District Court for the Western District of Texas, Austin Division against the Group alleging infringement of certain of SigmaTel’s U.S. patents in the design of the Group’s SoCs for MP3 players, including patent number 6,633,187 and 6,366,522.

Subsequently, SigmaTel filed a complaint with the U.S. International Trade Commission (“ITC”), which together with a later amendment, alleged that the Group had infringed certain of SigmaTel’s U.S. patents. SigmaTel’s complaints request that the ITC issue a permanent exclusion order that will prohibit the importation into the United States of the Group’s SoCs and MP3 players that contain the Group’s SoCs that are found to infringe SigmaTel’s U.S. patents. The Group has retained outside counsel and is vigorously participating in the defence against these allegations set forth in these proceedings. On March 20, 2006, an initial determination from ITC (“Initial Determination”) has found that the Company infringed two of SigmaTel’s patents. The ruling includes a recommendation that the ITC issue an order barring any MP3 players which utilize the Company’s products that contain two gigabytes or less in flash memory from being imported into the United States. On June 19, 2006, the ITC modified a key claim construction under patent number 6,366,522 and requested the administrative law judge to reconsider some of his rulings in light of the modified claim construction. The ITC, however, declined to review the administrative law judge’s rulings with respect to patent number 6,633,187, as the ITC believes the disputed issues are outside of its scope of review. The ITC’s final determination (“Final Determination”) is expected to be issued by September 15, 2006, which will be subject to further discretionary review by the president of the United States and will be subject to appeal at the United States Circuit Court for the Federal Circuit. Subsequent to the Final Determination, and during the presidential review period, which will take no more than 60 days, Actions’ SoCs that are alleged to infringe, and are sold into the United States, will be subject to a bond, which the administrative law judge recommended be set at US$0.29 per SoC.

No provision has been made in the consolidated financial statements because the Company, after seeking advice from outside counsel, believe that i) the findings of fact and conclusions of law set forth in Initial Determination do not constitute a final order of the ITC; ii) an adverse order would not give rise to

ACTIONS SEMICONDUCTOR CO., LTD.

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2003, 2004 and 2005

and (unaudited) three months ended March 31, 2005 and 2006

(in thousands of U.S. dollars, except share and per share data and unless otherwise stated)

collateral estoppel precluding Actions from contesting patent infringement liability before the U.S. District Court; iii) an adverse final order does not obligate the Group to pay any amount of patent infringement damages to SigmaTel, either now or in a later U.S. District Court actions and iv) there is no reliable basis for forecasting the Group’s potential liability for patent infringement damages and finally, the Group will continue to vigorously defend itself against these claims.

The Company is currently party to various legal proceedings, including the patent infringement case noted above. While management, including internal counsel, currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on the Company’s financial position, litigation is subject to inherent uncertainties. Were an unfavourable ruling to occur, there exists the possibility of a material adverse impact on the net income and working capital of the period in which the ruling occurs.

15.     Customers and Suppliers

The majority of the Group’s products are currently supplied by four companies in the PRC. These suppliers provide foundry services, testing and packaging services to the Group. The Group does not have long-term agreements with any of its suppliers. A manufacturing disruption experienced by one or more of the Group’s four key suppliers would impact the production of the Group’s products for a substantial period of time, which could have a material adverse effect on its business, financial condition and results of operations.

The Group primarily sells to customers located in China/Hong Kong.

The following table summarizes net revenues and accounts receivable for customers, which accounted for 10% or more of the Group’s net revenues and accounts receivable:

	Net revenue
	Year ended December 31,			Three months ended March 31,
	2003	2004	2005	2005	2006
				(unaudited)	(unaudited)
Customer A	75%	—	—	—	—
Customer B	13%	—	—	—	—
Customer C	—	20%	12%	18%	—
Customer D	—	20%	13%	13%	12%
Customer E	—	18%	17%	16%	21%
Customer F	—	13%	26%	24%	24%
Customer G	—	11%	—	13%	—
Customer H	—	—	—	—	10%

	88%	82%	68%	84%	67%

	Accounts receivable
	At December 31,		At March 31, 2006
	2004	2005
			(unaudited)
Customer C	24%	10%	13%
Customer D	18%	—	16%
Customer E	—	15%	21%
Customer F	20%	22%	18%
Customer G	13%	—	—
Customer H	—	27%	—

	75%	74%	68%

ACTIONS SEMICONDUCTOR CO., LTD.

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2003, 2004 and 2005

and (unaudited) three months ended March 31, 2005 and 2006

(in thousands of U.S. dollars, except share and per share data and unless otherwise stated)

16.     Employee Benefit Plan

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. Employees of the Group in Hong Kong have joined the Mandatory Provident Fund (“MPF”) Scheme which is also a defined contribution plan. The contribution to the MPF Scheme is calculated based on the rules set out in the MPF Ordinance in Hong Kong which is 5% on the relevant income of the employee with a specific ceiling. The total provisions for these employee benefits were $72, $128 and $208 for the years ended December 31, 2003, 2004 and 2005 and (unaudited) $40 and $70 for the three months ended March 31, 2005 and 2006, respectively.

17.     Related Party Transactions

During the years ended December 31, 2003 and 2004, the Group received capital contributions of $2,381 and $736, respectively, from its shareholder.

During the year ended December 31, 2005, the Group received consultancy services for intellectual property and legal affairs, product technology, product development and technology licensing and research and development from several individual shareholders of the Company amounting to $600.

Mr. Hsiang-Wei Lee, the Chief Financial Officer of the Company, was a shareholder and director of a customer of the Company, Digital Vision Incorporation Limited (“DVI”). As of December 31, 2005, Mr. Hsiang-Wei Lee has disposed of all his equity interest in DVI, which were acquired before becoming the Company’s Chief Financial Officer and resigned as director of DVI. As of December 31, 2005, accounts receivable includes balance due from DVI of $2,192. For the year ended December 31, 2005, the Company recognized net sales of $3,372 to DVI.

18.     Mainland China Profit Appropriation

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiary in the PRC registered as foreign-owned enterprise must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the relevant PRC subsidiary. These reserves include a (1) general reserve, (2) enterprise expansion fund and (3) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of not less than 10% of after-tax profit (as determined under accounting principles and financial regulations applicable to PRC enterprises at each year-end); the other fund appropriations are at the Group’s discretion. These reserve funds can only be used for specific purposes and are not distributable as cash dividends. As of December 31, 2004 and 2005, the balance of Actions Semiconductor Zhuhai’s reserve amounted to $3,914 and $3,914.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, other than through their own wilful neglect or default.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

We purchased insurance on behalf of our directors and officers insuring them against liabilities that they may incur in their capacities as or arising out of their status as directors or officers.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES

On August 17, 2005, we issued 480 million ordinary shares in exchange for the 3 million outstanding ordinary shares of Actions Semiconductors (Mauritius) held on that day by 25 shareholders in reliance upon the exemption from the registration requirements of the Securities Act afforded by Regulation S under the Securities Act. The 25 shareholders of Actions Semiconductor (Mauritius) became the owners of 100% of the outstanding shares of Actions Semiconductor Cayman Islands in proportion to their interests in Actions Semiconductor (Mauritius), and we became the owner of 100% of the share capital of Actions Semiconductor (Mauritius).

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

The following exhibits are filed herewith or incorporated by reference in this prospectus:

EXHIBIT INDEX

Exhibit No.	Document
1.1	Form of Underwriting Agreement**

3.1	Form of Memorandum and Articles of Association of the Registrant*

4.1	Specimen Share Certificate of the Registrant*

4.2	Form of Deposit Agreement among the Registrant, JP Morgan Chase Bank, as depositary, and owners and beneficial owners of the American Depositary Shares issued thereunder, including the form of American Depositary Receipt*

4.3	Form of Lock-up Agreement by and among the Registrant and certain of its shareholders**

4.4	Shareholders Agreement by and among the Registrant and certain of its shareholders*

4.5	Share Purchase Agreement by and among the Registrant and certain of its shareholders*

5.1	Opinion of Ziegler, Ziegler & Associates LLP regarding the validity of the ADSs being registered**

5.2	Opinion of Maples and Calder, Cayman Islands counsel to the Registrant, regarding the validity of the ordinary shares**

8.1	U.S. tax opinion of Jones Day**

8.2	Cayman Islands tax opinion of Maples and Calder (included in Exhibit 5.2)**

Exhibit No.	Document
21.1	Subsidiaries of the Registrant

23.1	Consent of Deloitte Touche Tohmatsu

23.2	Consent of Ziegler, Ziegler & Associates LLP (included in Exhibit 5.1)**

23.3	Consent of Maples and Calder (included in Exhibit 5.2)**

23.4	Consent of Zhong Lun Law Firm

23.5	Consent of Jones Day (included in Exhibit 8.1)**

24.1	Power of Attorney (contained in the signature pages of the Registration Statement)

*	Previously filed with Registrant’s registration statement on Form F-1 (File No. 333-129208)
**	To be filed by amendment.

(b) Financial Statement Schedules

None

ITEM 9. UNDERTAKINGS

(1) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2) Insofar as indemnification for liabilities arising under the U.S. Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the U.S. Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the U.S. Securities Act of 1933 and will be governed by the final adjudication of such issue.

The registrant hereby undertakes that:

(1) For purposes of determining any liability under the U.S. Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the issuer pursuant to Rule 424(b)(1) or (4) or 497(h) under the U.S. Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the U.S. Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Zhuhai, People’s Republic of China, on the 20th day of July, 2006.

ACTIONS SEMICONDUCTOR CO., LTD.

By:	/s/ Hsiang-Wei (David) Lee
Hsiang-Wei (David) Lee
Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Nan-Horng Yeh and Hsiang-Wei (David) Lee, and each of them singly, as his true and lawful attorneys-in-fact and agents, each with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the U.S. Securities Act of 1933, all post-effective amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the U.S. Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

/s/ Nan-Horng Yeh Nan-Horng Yeh	Chief Executive Officer (principal executive Officer)	July 20, 2006

/s/ Hsiang-Wei (David) Lee Hsiang-Wei (David) Lee	Chief Financial Officer (principal financial and accounting officer)	July 20, 2006

/s/ Byung-Jin (Peter) Kang Byung-Jin (Peter) Kang	Director	July 20, 2006

/s/ Tzu-Yin Chiu Tzu-Yin Chiu	Director	July 20, 2006

/s/ Hui-Dong (Terry) Tien Hui-Dong (Terry) Tien	Director	July 20, 2006

/s/ Yu-Hsin Casper Lin Yu-Hsin Casper Lin	Director	July 20, 2006

/s/ Shao Chuan (Shawn) Li Shao Chuan (Shawn) Li	Director	July 20, 2006

/s/ Paul Hsiao Paul Hsiao	Director	July 20, 2006

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the U.S. Securities Act of 1933, Puglisi & Associates certifies that it is the duly authorized representative in the United States of the registrant and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Newark, Delaware, on the 20th day of July, 2006.

Puglisi & Associates
(Authorized Representative in the United States)

By:	/s/ Donald J. Puglisi
Donald J. Puglisi
Managing Director

II-4